Form 10-K, Exhibit 13
period 1997-01-31
POLYDEX PHARMACEUTICALS LTD/BAHAMAS
filed 1997-04-30
CIK 317158

                                                                      EXHIBIT 13


STOCKHOLDER INFORMATION

Market for the Company's Common Stock and Related Security Holder Matters.

     The Company's shares are listed for trading on NASDAQ under the symbol POLXF, and on the Boston Stock Exchange under the symbol PXL.

     The reported high and low bid prices of the common shares on the over-the-counter market for the past two calendar years were as follows (similar prices were quoted on the Boston Stock Exchange):

                                                Stock Price (Low and High bid)
-------------------------------------------------------------------------------
Quarter Ended         1997             1996                       1995
-------------------------------------------------------------------------------
March 31          5/8-15/16        19/32-1 1/4                  1/2 - 31/32
June 30                         25/32 - 1 5/16                15/32 - 25/32
September 30                      5/8 - 1 3/32                 7/16 - 1 3/8
December 31                          11/16 - 1                  1/2 - 31/32

     The quotations set out above represent prices between dealers and do not include retail mark-up, mark-down or commission. They do not represent actual transactions. These quotations have been supplied by the National Association of Securities Dealers, Inc.

     As at March 31, 1997, there were approximately 906 holders of record of the Company's Common Shares.

     The Company has paid no dividends in the past and does not consider likely the payment of any dividends in the foreseeable future.


FORM 10-K AND FURTHER INFORMATION

The Company's annual report to the Securities and Exchange Commission, Form 10-K, is available free of charge. This information is provided by contacting Polydex Pharmaceuticals Limited.

     Polydex will be pleased to respond to all inquiries not involving proprietary or confidential information. All inquiries and contacts from investors, securities analysts, other members of the financial community and the news media should be directed to:

Debbie MacAskill
Dextran Products Limited
421 Comstock Road
Scarborough, Ontario, Canada  M1L 2H5
Tel: 416-755-2231  Fax: 416-755-0334

The following are abbreviations used in this and future reports from the Company.

ANDA      Abbreviated New Drug Application
cGMP      Current Good Manufacturing Practices
HIV       Human Immunodeficiency Virus
IDA       Iron Deficiency Anemia
Inc.      Incorporated, as in an Incorporated company
IND       Investigations New Drug
Ltd.      Limited, as in a Limited liability company
NDA       New Drug Application
STD       Sexually Transmitted Diseases:
          for example AIDS, Herpes

FINANCIAL HIGHLIGHTS

   For the fiscal years ended January 31 (Expressed in U.S. dollars)

                                          1997          1996           1995           1994           1993           1992
---------------------------------------------------------------------------------------------------------------------------
SALES FROM CONTINUING OPERATIONS      $ 9,344,089   $ 8,459,563    $ 7,254,913    $ 6,970,405    $ 4,418,842    $ 3,462,867
COMPONENTS OF NET INCOME (LOSS):
  From continuing operations              122,390    (1,165,534)    (1,034,622)    (1,275,371)      (353,922)      (500,062)
  From discontinued operations               --            --             --             --             --         (256,468)
  Extraordinary items                        --            --             --             --          136,000        117,000
  Net income (loss) for the year          122,390    (1,165,534)    (1,034,622)    (1,275,371)      (217,922)      (639,530)
INCOME (LOSS) PER COMMON SHARE:
  From continuing operations before
    extraordinary items                      0.00         (0.04)         (0.04)         (0.05)         (0.02)         (0.02)
  From continuing operations after
    extraordinary items                      0.00         (0.04)         (0.04)         (0.05)         (0.01)         (0.02)
  Income (loss) for the year                 0.00         (0.04)         (0.04)         (0.05)         (0.01)         (0.03)
TOTAL ASSETS                            8,627,517     8,064,990      8,412,596      8,182,257      7,542,589      3,708,387
LONG-TERM BORROWINGS                    1,555,551     1,633,041        821,179        905,728        456,434        703,294

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's fiscal year ends on January 31st therefore fiscal year 1997 refers to the year ended January 31, 1997.

1997 compared to 1996

Sales increased 10% or $884,526 to $9,344,089 in fiscal 1997 from $8,459,563 in fiscal 1996. The growth in sales was primarily due to a greater volume at Dextran Products Limited ("Dextran Products"), where sales rose by 29% or $952,523 to $4,201,555 in fiscal 1997 from $3,249,032 in fiscal 1996 and accounted for 45% and 38% of the Company's sales in fiscal 1997 and 1996 respectively. This increase was primarily attributable to increased sales of Iron Dextran 20% and Dextran Sulphate and a new application for Iron Dextran in the feed supplement industry. Half way through the year Dextran Products raised prices 7% to cover increased raw material prices over the last three years, and so a small portion of this increase in sales can be attributed to the new prices.

Management expects this sales trend to continue although perhaps not at the same rate, due to continued increased market penetration in the Pacific Rim and the activities of new customers in Europe.

Sales at Veterinary Laboratories Inc. ("Vet Labs") decreased slightly by 1% or $67,997 to $5,142,534 in fiscal 1997 from $5,210,531 in fiscal 1996, and accounted for 55% and 62% of the Company's sales in fiscal 1997 and 1996 respectively. The decrease was primarily attributable to a $713,000 reduction in sales following Vet Labs' cancellation of a manufacturing agreement with one customer which generated very low margins. This decrease in sales was nearly offset by the increased sales volume of injectables at much larger margins. Management expects to continue its effort to streamline the product line by discontinuing low margin items and replacing them with products that generate larger margins.

The Company's gross profit increased 60% or $920,773 to $2,454,030 in fiscal 1997 from $1,533,257 in fiscal 1996. As a percentage of sales, gross profit increased to 26% from 18% in fiscal 1996. This was mainly due to the performance of Dextran Products as explained below.

Dextran Products' gross profit increased 69% or $762,057 to $1,873,511 in fiscal 1997 from $1,111,454 in fiscal 1996. As a percentage of sales, gross profit increased to 45% from 34% in fiscal 1996. The primary reason for the increase was that Dextran Products reorganized its operating process to increase volume without affecting fixed costs. Also late in fiscal 1996 Dextran Products purchased its building in Toronto and consolidated its operations from two buildings into one resulting in a reduction in fixed overhead costs. Rent paid in fiscal 1996 amounted to $116,592. Depreciation and interest relating to the building are not included in the cost of sales, thus increasing the margin relative to the prior years. The yearly mortgage interest for fiscal 1997 was $20,690 and annual building depreciation was $3,471, and in fiscal 1998 these numbers are expected to be $12,635 and $30,785 respectively. The rise in margins was also partly due to the effect of exchange rates because Dextran Products costs are incurred in Canadian dollars, but the majority of its sales are in US dollars. Therefore if the Canadian dollar drops in relation to the US dollar, margins increase and in fiscal 1997 this resulted in a 2% increase in margins. Dextran Products also increased its prices midway through the year by 7%, and so this benefited margins for part of the year. Certain equipment was purchased during the year which increased batch sizes without increasing fixed costs and so improved margins. Management does not believe there will be a similar increase in margins for fiscal 1998, but does believe the margins will remain steady at this level.

Vet Labs' gross profit increased 38% or $158,716 to $580,519 in fiscal 1997 from $421,803 in fiscal 1996. As a percentage of sales, gross profit increased to 11% from 8% in fiscal 1996. This rise was primarily attributable to the discontinuance of certain low margin products and the cancellation of a manufacturing contract with one customer where the work generated significant sales but extremely low margins. Management expects to continue its efforts to streamline the product line by discontinuing low margin products and replacing them with products that generate greater margins and management believes that for fiscal 1998 margins will continue to improve.

Selling, promotion, general and administrative expenses increased by 13% to $1,501,581 in fiscal 1997 from $1,331,101 in fiscal 1996 due in part to variable expenses associated with the higher sales volume. As a percentage of sales, selling, promotion, general, and administrative expenses were 16% in fiscal 1997 and 1996.

Research and development expenses decreased by 71% or $222,086 to $92,063 in fiscal 1997 from $314,149 in fiscal 1996. The Company conducts its research through collaborations with the Rush Institute and the University of British Columbia. These institutes received additional funding from government sources during fiscal 1997 reducing the Company's cash requirements. Although continued government funding is never certain, the Company expects that this funding should continue due to the success of the work to date.

Interest expense increased by 15% or $20,204 to $151,463 in fiscal 1997 from $131,259 in fiscal 1996. This increase resulted primarily from Dextran Products obtaining a mortgage for the purchase of its Toronto facilities. Interest and other non-operating income decreased by 26% or $19,609 to $56,629 in fiscal 1997 from $76,238 in fiscal 1996. This decrease was primarily attributable to an officer, director and major shareholder of the Company (the "Major Shareholder") repaying his loan due to the Company.

The Company's effective tax rate was 9.3% and 0.58% for fiscal 1997 and 1996 respectively, due to the utilization of previously unrecognized tax losses.

As a result of the foregoing, the Company recorded net income of $122,390 in fiscal 1997 as compared to a net loss of $1,165,534 in fiscal 1996.

1996 compared to 1995

Sales increased 17% or $1,204,650 to $8,459,563 in fiscal 1996 from $7,254,913 in fiscal 1995. The growth in sales was primarily due to a greater volume at Vet Labs where sales rose by 20% or $854,087 to $5,210,531 in fiscal 1996 from $4,356,444 in fiscal 1995 and accounted for 62% and 60% of the Company's sales in fiscal 1996 and 1995 respectively. This increase was mainly in injectable sales since Vet Labs received U.S. Food and Drug Administration approval to produce sterile injectable products in October of 1995.

Sales at Dextran Products increased by 12% or $350,563 to $3,249,032 in fiscal 1996 from $2,898,469 in fiscal 1995 and accounted for 38% and 40% of the Company's sales in fiscal 1996 and 1995 respectively. The increase was primarily due to increased Iron Dextran sales due to greater market penetration by distributors.

The Company's gross profit increased 31% or $364,387 to $1,533,257 in fiscal 1996 from $1,168,870 in fiscal 1995. As a percentage of sales, gross profit increased to 18% from 16% in fiscal

1996. This was mainly due to the performance of Vet Labs as explained below.

Dextran Products' gross profit decreased 12% or $150,550 to $1,111,454 in fiscal 1996 from $1,262,004 in fiscal 1995. As a percentage of sales, gross profit decreased to 34% from 44% in fiscal 1995. The primary reason for the decrease was that Dextran Products purchased its building in Toronto in late fiscal 1996 and consolidated its operations from two buildings into one resulting in the occurrence of one time expenses. Rent paid in fiscal 1996 amounted to $116,592. The yearly mortgage interest for fiscal 1996 was $7,399 and annual building depreciation was $3,490.

Vet Labs' gross profit increased by $514,937 to $421,803 in fiscal 1996 from a gross loss of $93,134 in fiscal 1995. As a percentage of sales, gross profit increased to 8% from -2%. This rise was primarily attributable to the commencement of sales of sterile injectable products which generate significantly higher margins than the other products.

Selling, promotion, general and administrative expenses decreased by 4% to $1,331,101 in fiscal 1996 from $1,390,694 in fiscal 1995 due in part to the Company's cost cutting efforts. As a percentage of sales, selling, promotion, general, and administrative expenses were 16% in fiscal 1996 and 19% in fiscal 1995.

Research and development expenses increased by 16% or $43,661 to $314,149 in fiscal 1996 from $270,488 in fiscal 1995 due to the cancellation of the Company's research agreement with Novadex Inc., a company controlled by the Major Shareholder, in fiscal 1995. In March 1991, the Company entered into an agreement with Novadex Inc., whereby Novadex agreed to perform certain research and development in the Company's facilities, but otherwise at its own cost, in exchange for a royalty on the sale of certain of the Company's products. Novadex performed substantially all of the Company's research and development during the term of the agreement, and thus the Company was able to maintain its commitment to research without incurring considerable expense. Although the contract has been canceled, the Company continues to benefit from a process to produce a major product at a lower cost than was previously possible. After the Company assumed the research activities from Novadex, the primary research was conducted through a collaboration with the University of British Columbia investigating the use of a special form of Dextran in the treatment of secondary infections in patients with cystic fibrosis.

Interest expense increased by 79% or $57,881 to $131,259 in fiscal 1996 from $73,378 in fiscal 1995. This increase was primarily attributable to interest expense relating to a loan made by the Major Shareholder to the Company in fiscal 1996.

During fiscal 1996 the Company wrote off $400,000 in long-term investments.

The Company's effective tax rate was 0.58% and 0% for fiscal 1996 and 1995 respectively, due to the utilization of previously unrecognized tax losses.

As a result of the foregoing, the Company recorded a net loss of $1,165,534 in fiscal 1996 as compared to a net loss of $1,034,622 in fiscal 1995.

Liquidity and Capital Resources

For fiscal 1997 the Company generated cash of $202,404 from its operating activities compared to $48,207 for fiscal 1996. This was primarily attributable to the operations of Dextran Products. The Company maintained $1,482,029 of working capital and a current ratio of 1.94:1 as of January 31,

1997 compared to $243,508 of working capital and a current ratio of 1.12:1 as of January 31, 1996.

At January 31, 1997, the Company had accounts receivable of $1,107,829 and $1,279,280 in inventory compared to $727,135 and $1,407,955 respectively at January 31, 1996. The increase in accounts receivable was due to an increase in sales overall but especially in December and January resulting in certain receivables being collected after year end. This also contributed to the inventory decrease.

Property, plant and equipment increased from $3,503,060 at January 31, 1996 to $3,857,302 at January 31, 1997 primarily due to the construction of new laboratories in the Toronto facilities and purchase of equipment.

Dextran Products has a $75,000 line of credit of which there were no outstanding borrowings as of January 31, 1997. Vet Labs has a $400,000 line of credit. At January 31, 1997 there were outstanding borrowings of $377,062 under this line of credit and the interest rate was 10.5%. Vet Labs also has a loan commitment for $300,000 to be used for the construction of a 12,000 square foot production and warehouse addition. Management has decided to delay construction until further growth warrants additional space.

The sale of the Company's investment in Novatek International Inc. during fiscal 1997 resulted in proceeds to the Company of $1,176,564. From the proceeds, $553,069 remains in short term investments. This transaction is the subject of litigation and until the likelihood of the outcome of the lawsuit is determinable, the gain has been deferred.

The Company anticipates that it can satisfy its fiscal 1998 operating requirements from cash generated from operating activities. If it cannot, the Company expects that, as in prior years, it will be able to meet its operating requirements through additional loans from and/or private sales of its common stock to principal shareholders or entities controlled by them or to unrelated parties. The Company, at present, does not have any material commitments for capital expenditures.

Dextran Products has ongoing research commitments with the University of British Columbia to investigate the use of a special form of Dextran to combat the effects of cystic fibrosis. The Company is in preliminary discussions with certain companies about further financing or forming an alliance to further this research through clinical trials and to market.

The Company is in preliminary discussions with certain companies to fund the further research necessary to commercialize the Cellulose Sulphate product but the results of these discussions are indeterminable at this time.

No changes in accounting principles of their applications have been implemented in the reporting period that would have a material effect on reported income. Changes in the relative values of the Canadian dollar and the U.S. dollar occur from time to time and may, in certain instances, materially affect the Company's results of operations.

The Company does not believe that the impact of inflation and changing prices on its operations are material.

                                                            AUDITORS' REPORT

To the Shareholders of Polydex Pharmaceuticals Limited

We have audited the consolidated balance sheet of Polydex Pharmaceuticals Limited as at January 31, 1997 and the related consolidated statements of shareholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Polydex Pharmaceuticals Limited as at January 31, 1997 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with accounting principles generally accepted in the United States.

     The consolidated financial statements as at January 31, 1996 and for each of the years in the two-year period ended January 31, 1996 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 30, 1996.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 14, 1997

CONSOLIDATED BALANCE SHEETS
As at January 31 (Expressed in U.S. dollars)

                                                                   1997           1996
----------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                        $    603,491    $     12,321
Trade accounts receivable                                      1,107,829         727,135
Inventories [note 2]                                           1,279,280       1,407,955
Prepaid expenses and other current assets                         63,312          64,394
----------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           3,053,912       2,211,805

Property, plant and equipment, net [note 3]                    3,857,302       3,503,060
Patents and animal drug applications, net [notes 4 and 5]        877,311         991,731
Investment in Novatek International Inc. [note 7]                   --           400,000
Due from Novadex Inc. [note 5]                                   765,209         838,911
Other assets                                                      73,783         119,483
----------------------------------------------------------------------------------------
                                                               8,627,517       8,064,990
----------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       1,511,698       1,880,200
Loan payable                                                        --            10,000
Current portion of long-term debt [note 6]                        60,185          78,097
----------------------------------------------------------------------------------------
Total current liabilities                                      1,571,883       1,968,297
----------------------------------------------------------------------------------------
Long-term debt [note 6]                                          524,656         558,829
Due to shareholders [note 5]                                     605,475         648,792
Due to affiliated companies [note 5]                             425,420         425,420
Deferred gain [note 7]                                           776,564            --
Minority interest                                                 22,791          22,935
----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                              3,926,789       3,624,273
----------------------------------------------------------------------------------------
Related party transactions [notes 5 and 10]
Commitments and contingencies [notes 7 and 9]

SHAREHOLDERS' EQUITY
Capital stock [note 8]
Authorized
     1,000,000 A preferred shares of $0.01 each
     8,994,000 B preferred shares of $0.00167 each
     40,000,000 common shares of $0.00167 each
Issued and outstanding
     8,994,000 B preferred shares                                 15,010          15,010
     28,252,182 common shares [1996 - 28,052,182]                 46,959          46,625
Contributed surplus                                           22,733,319      22,583,653
Deficit                                                      (17,559,330)    (17,681,720)
Currency translation adjustments                                (535,230)       (522,851)
----------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     4,700,728       4,440,717
----------------------------------------------------------------------------------------
                                                            $  8,627,517    $  8,064,990
========================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended January 31, 1997, 1996 and 1995 (Expressed in U.S. dollars)

                                                                                                          Currency            Total
                                             Preferred        Common     Contributed                    translation    shareholders'
                                              shares          shares       surplus       Deficit        adjustments           equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1994                 $      4,990   $     44,104   $ 21,456,174   $(15,481,564)   $   (239,498)   $  5,784,206

Common shares issued for
    cash through
    private placement                             --            2,505      1,117,495           --              --         1,120,000
Net loss for the year                             --             --             --       (1,034,622)           --        (1,034,622)
Currency translation
    adjustment                                    --             --             --             --          (224,191)       (224,191)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1995                        4,990         46,609     22,573,669    (16,516,186)       (463,689)      5,645,393

Common shares issued for
    services provided                             --               16          9,984           --              --            10,000
Preferred shares issued to
    repay shareholder loan                      10,020           --             --             --              --            10,020
Net loss for the year                             --             --             --       (1,165,534)           --        (1,165,534)
Currency translation
    adjustment                                    --             --             --             --           (59,162)        (59,162)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996                       15,010         46,625     22,583,653    (17,681,720)       (522,851)      4,440,717

Exercise of options                               --              334        149,666           --              --           150,000
Net income for the year                           --             --             --          122,390            --           122,390
Currency translation
    adjustment                                    --             --             --             --           (12,379)        (12,379)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997                 $     15,010   $     46,959   $ 22,733,319   $(17,559,330)   $   (535,230)   $  4,700,728
===================================================================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended January 31 (Expressed in U.S. dollars)

                                                                      1997             1996              1995
-----------------------------------------------------------------------------------------------------------------
SALES                                                            $  9,344,089      $  8,459,563      $  7,254,913
Cost of goods sold                                                  6,890,059         6,926,306         6,086,043
-----------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                        2,454,030         1,533,257         1,168,870
-----------------------------------------------------------------------------------------------------------------

EXPENSES
Selling and promotion                                                 159,694           143,072           173,801
General and administrative                                          1,341,887         1,188,029         1,216,893
Depreciation and amortization                                         630,825           551,306           553,445
Interest                                                              151,463           131,259            73,378
Research and development [note 10]                                     92,063           314,149           270,488
Write-down of property, plant and equipment and patents                  --              40,000              --
-----------------------------------------------------------------------------------------------------------------
                                                                    2,375,932         2,367,815         2,288,005
-----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                          78,098          (834,558)       (1,119,135)
-----------------------------------------------------------------------------------------------------------------
Other income (expenses)
     Write-down of long-term investments [note 11]                       --            (400,000)             --
     Gain (loss) on sale of equipment                                    --              (2,529)            6,456
     Interest and other                                                56,629            76,238            78,057
-----------------------------------------------------------------------------------------------------------------
                                                                       56,629          (326,291)           84,513
-----------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                                   134,727        (1,160,849)       (1,034,622)
Provision for income taxes [note 12]                                  (12,481)           (6,750)             --
Minority interest in loss                                                 144             2,065              --
-----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                                   $    122,390      $ (1,165,534)     $ (1,034,622)
-----------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION

Loss per common share for the year                               $       0.00      $      (0.04)     $     (0.04)
-----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
  outstanding for the year                                         28,319,384        28,047,182        27,750,515
-----------------------------------------------------------------------------------------------------------------

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended January 31 (Expressed in U.S. dollars)

                                                                           1997             1996              1995
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year                                       $   122,390        $(1,165,534)       $(1,034,622)
Add (deduct) items not affecting cash
     Depreciation and amortization                                       630,825            551,306            553,445
     Write-down of property, plant and equipment and patents                --               40,000               --
     Write-down of long-term investments                                    --              400,000               --
     Loss (gain) on sale of equipment                                       --                2,529             (6,456)
     Minority interest                                                      (144)            (2,065)              --
     Expenses paid by issuance of common shares                             --               10,000               --
Net change in non-cash working capital
     balances related to operations [note 13]                           (550,667)           211,971            183,943
------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          202,404             48,207           (303,690)
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from sale of investment in Novatek International Inc.         1,176,564               --                 --
Additions to property, plant and equipment                              (838,960)          (568,678)          (307,519)
Additions to patents and animal drug applications                         (4,187)            (8,207)           (37,164)
Proceeds from sale of equipment                                             --                5,087              6,456
Cash acquired on acquisition of Novadex International Inc.                  --              250,000               --
Investment in Personal Blood Storage of South Florida, Inc.                 --                 --             (200,000)
------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          333,417           (321,798)          (538,227)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                                                (10,000)              --              (37,125)
Repayment of long-term debt                                              (52,085)           (36,226)           (54,747)
Proceeds from long-term debt                                                --              213,968            109,917
Advances from (repayment to) shareholders                                106,683            120,958           (522,000)
Advances from (repayment to) Novadex Inc.                                 73,702            (40,913)          (376,359)
Private placement of common shares                                          --                 --            1,120,000
------------------------------------------------------------------------------------------------------------------------
Cash Provided by Financing Activities                                    118,300            257,787            239,686
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  (62,951)          (107,070)          (192,750)
------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                          591,170           (122,874)          (794,981)
CASH, BEGINNING OF YEAR                                                   12,321            135,195            930,176
------------------------------------------------------------------------------------------------------------------------
Cash, End of Year                                                    $   603,491        $    12,321        $   135,195
------------------------------------------------------------------------------------------------------------------------



See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 1997, 1996 and 1995 (Expressed in U.S. dollars)

GENERAL

Polydex Pharmaceuticals Limited [the "Company"] is incorporated in the Commonwealth of the Bahamas and its principal business activities, carried on through subsidiaries, include the manufacture and sale of chemical products.

1.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated on consolidation.

     The investment in Novatek International Inc. ["Novatek"] was accounted for by the cost method.

Research and Development

Research and development costs are expensed as incurred and are stated net of research and development grants received.

Inventories

Inventories are stated at the lower of cost and net realizable value, cost being determined on a first-in, first-out basis.

Depreciation and Amortization

Depreciation on property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                    15 years
Machinery and equipment      3 to 10 years

Patents and animal drug applications are amortized using the straight-line method over their estimated useful lives, which range from ten to twenty years.

Revenue Recognition

Revenue from sales of manufactured products is recognized upon shipment to customers.

Foreign Currency Translation

The functional currency of the Company's Canadian operations has been determined to be Canadian dollars. All asset and liability accounts of these companies have been translated using the current exchange rates at the balance sheet dates. Income statement amounts have been translated using the average exchange rates for the year. The gains and losses resulting from the change in exchange rates from the beginning to the end of the year have been reported separately as a component of shareholders' equity.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] and related Interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ["SFAS 123"]. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ["GAAP"] requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

2.   INVENTORIES

Inventories consist of the following:

                                          1997            1996
----------------------------------------------------------------
Finished goods                     $     656,039   $     802,812
Work-in-process                           89,640          98,281
Raw materials                            533,601         506,862
----------------------------------------------------------------
                                   $   1,279,280   $   1,407,955
----------------------------------------------------------------

3.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                 1997                                               1996
-----------------------------------------------------------------------------------------------------------------------------
                                              Accumulated             Net                        Accumulated              Net
                                            depreciation/            book                      depreciation/             book
                                  Cost       amortization           value               Cost    amortization            value
-----------------------------------------------------------------------------------------------------------------------------
Land and buildings         $    2,796,935   $     239,817   $   2,557,118      $   2,320,588   $     130,784    $   2,189,804
Machinery and equipment         5,077,720       3,777,536       1,300,184          4,689,083       3,375,827        1,313,256
-----------------------------------------------------------------------------------------------------------------------------
                           $    7,874,655   $   4,017,353   $   3,857,302      $   7,009,671   $   3,506,611    $   3,503,060
-----------------------------------------------------------------------------------------------------------------------------


4.  PATENTS AND ANIMAL DRUG APPLICATIONS

Patents and animal drug applications consist of the following:

                                            1997            1996
----------------------------------------------------------------
Cost                              $    1,184,555   $   1,180,368
Less accumulated amortization            307,244         188,637
----------------------------------------------------------------
                                  $      877,311   $     991,731
----------------------------------------------------------------

The Company's patents and animal drug applications relate to products and potential products for which there is significant competition. Although management expects that these costs will be recovered through net future revenues, it is reasonably possible that a write-down might be required due to changes in the competitive market.

5. RELATED PARTY TRANSACTIONS

[a] Amounts Due From and To Related Parties
Amounts due from and due to related parties consist of the following:

                                            1997            1996
-------------------------------------------------------------------------------
Amounts due from Novadex
     Inc. [i] [note 10]                  $ 765,209     $   838,911
-------------------------------------------------------------------------------
Amounts due to
     Usher Insurance
         Company Ltd. [ii]                 138,635         138,635
     Lincoln Underwriting
         Management Inc. [ii]              286,785         286,785
-------------------------------------------------------------------------------
                                           425,420         425,420
-------------------------------------------------------------------------------
Amounts due to
     shareholders [iii]                  $ 605,475     $   648,792
-------------------------------------------------------------------------------

Novadex Inc., Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. are each controlled by an officer, director and major shareholder of the Company [the "Major Shareholder"]. Amounts due from Novadex Inc. are collateralized by a guarantee of the Major Shareholder.

[i] The amount due from Novadex Inc. has no fixed terms of repayment, except that amounts may not be called prior to February 1, 1998. This balance is non-interest bearing, except that an amount of $217,109 included in the balance bears interest at U.S. prime [8.25% at January 31, 1997; 8.5% at January 31, 1996].

[ii] The amounts due to Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. have no fixed terms of repayment, except that amounts may not be called prior to February 1, 1998, and are non-interest bearing.

[iii] Amounts due to shareholders bear interest at U.S. prime plus 1.5% [9.75% at January 31, 1997; 10% at January 31, 1996] and have no fixed terms of repayment except that the amounts may not be called prior to February 1, 1998.

     Interest recorded with respect to amounts due to and from related parties are as follows:

                           1997             1996            1995
----------------------------------------------------------------
Interest income   $      17,670    $      58,612   $      45,176
----------------------------------------------------------------
Interest expense  $      65,520    $      66,487   $      42,821
----------------------------------------------------------------

[b]  Acquisition of Novadex International Inc.
During the year ended January 31, 1996, the Company acquired a 90% interest in Novadex International Inc. from the Major Shareholder for an ascribed value of $1,000,000 which was applied to the due from shareholder account. The principal asset of Novadex International Inc. is a patent, developed by the Major Shareholder, for the use of Cellulose Sulphate in a number of applications including the development of a new contraceptive gel and use in the commercial production of photographic film. The acquisition by the Company of its interest in Novadex International Inc. has been accounted for by the purchase method, and consolidated from the acquisition date of May 9, 1995.

     The allocation of the purchase price of the assets and liabilities acquired was as follows:

Cash                                                 $   250,000
Patents                                                  775,000
Minority interest                                        (25,000)
----------------------------------------------------------------
                                                     $ 1,000,000
----------------------------------------------------------------

6.  LONG-TERM DEBT

Long-term debt consists of the following:
                                                                                 1997           1996
--------------------------------------------------------------------------------------------------------
Mortgage payable in monthly instalments of principal and interest
     of $3,409, interest rate 8.5%, which matures January, 2002                $167,001     $    185,609
Note payable to bank, matures January 1, 2000, interest rate 10.5%, collateralized by assignments of land, building and certain accounts
     receivable inventories and equipment                                       377,062          407,329
Note payable due December 31, 1996                                                  -             36,927
Equipment under capital lease                                                    40,778            7,061
--------------------------------------------------------------------------------------------------------
                                                                                584,841          636,926
Less current portion                                                             60,185           78,097
--------------------------------------------------------------------------------------------------------
                                                                          $     524,656    $     558,829
--------------------------------------------------------------------------------------------------------


The aggregate maturities of long-term debt for each of the years subsequent to January 31, 1997 are as follows:

1998                                               $      60,185
1999                                                      57,403
2000                                                     383,514
2001                                                      44,915
2002                                                      38,824
----------------------------------------------------------------
                                                   $     584,841
----------------------------------------------------------------


7.   COMMITMENTS AND CONTINGENCIES

[a]  Investment in Novatek International Inc.

The investment in Novatek consisted of 160,000 common shares representing approximately 6% of the issued and outstanding share capital as at January 31, 1996. During the year ended January 31, 1997, the Company sold its shares in Novatek for a gain of $878,412. Prior to April 28, 1996, these shares were subject to options held by unrelated parties. After April 28, 1996, these options expired and the Company sold the shares in the open market realizing the gain. Subsequently, the former option holders have filed a lawsuit against the Company for unspecified damages alleging that the Company denied them the opportunity to exercise their option. The Company intends to vigorously defend the action, however, because the proceedings are in the preliminary stages, the ultimate outcome is not determinable. Accordingly, the Company has deferred the gain on this transaction until the likelihood of the outcome of the lawsuit is determinable. The reported gain has been reduced by legal fees incurred to date.

[b] Other Legal Proceedings

The Company has been named along with the Government of Canada and the Canadian Broadcasting Corporation in a legal action seeking Canadian $2,900,000 in the aggregate, plus pre- and post-judgment interest and costs, in connection with a television broadcast in 1989. The Company intends to vigorously defend the action, however, the ultimate outcome at this stage of the proceedings is not determinable and accordingly no provision for loss has been made in these consolidated financial statements.

[c] Operating Commitments

The Company has obligations under non-cancellable operating leases of $20,000 annually to the year 2001. Rental expense for the year totalled $23,000 [1996 - $195,000; 1995 - $199,000].

8.   CAPITAL STOCK

[a]  Share Capital Issued and Outstanding

[i]  Common shares
During the year ended January 31, 1997, the Major Shareholder exercised options for 200,000 common shares valued at $150,000. These shares were issued in exchange for partial settlement of the Major Shareholder's loan account with the Company.

     During the year ended January 31, 1996, the Company issued 10,000 common shares valued at $10,000 under a private placement as payment for services rendered to the Company.

     During the year ended January 31, 1995, the Company issued 1,500,000 common shares in private placements for net cash proceeds of $1,120,000. Of the common shares issued during the year, 1,000,000 shares were originally issued for a $750,000 promissory note. During January 1995, $500,000 was accepted by the Company as payment in full satisfaction for the purchase of these shares. These consolidated financial statements, therefore, reflect the shares issued at $500,000.

[ii]     A preferred shares

The A preferred shares will carry dividends, be convertible into common shares of the Company and will be redeemable, all at rates as shall be determined by resolution of the Board of Directors. No A preferred shares have been issued to date.

[iii]    B preferred shares

During the year ended January 31, 1996, the Company issued 6,000,000 B preferred shares under a private placement to the Major Shareholder of the Company for $10,020 as partial settlement of the Major Shareholder's loan account with the Company.

     The B preferred shares carry no dividends, are non-convertible and entitle the holder to one vote per share. The Company, at its option, may redeem these shares for $15,010.

[b]  Share Option Plan

[i] Options outstanding

The Company maintains an incentive stock option plan to grant options to purchase common stock to management personnel and contractors. Options granted have terms ranging from one to four years and vest immediately. At January 31, 1997, the Company has 3,170,766 options outstanding at exercise prices ranging from $0.75 to $1.25, and a weighted average price of $0.90. The options which are all exercisable and expire on dates between June 30, 1997 and December 31, 2000, entitle the holder to acquire 1 common share of the Company.

     Details of the outstanding options are as follows:

                                     Share options               Average option price per share
                           ------------------------------------  --------------------------------
                             1997        1996           1995       1997        1996       1995
------------------------------------------------------------------------------------------------
Options outstanding,
     beginning of year    2,955,766     1,585,766     6,545,766   $  0.93    $  0.84    $ 1.96
Granted                     565,000     1,765,000        40,000      0.80       0.98       .06
Exercised                  (200,000)         --            --        0.75        --        --
Cancelled or expired       (150,000)     (395,000)   (5,000,000)     0.87       0.78      2.25
------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING,
     END OF YEAR          3,170,766     2,955,766     1,585,766    $ 0.91     $ 0.93    $ 0.84
------------------------------------------------------------------------------------------------

[ii] Pro forma earnings

Adopting SFAS 123 would require the Company to estimate the fair value of any options issued and to reflect these amounts as compensation expense in determining net income for each year. In order to estimate the fair value of its options, the Company may use option pricing models which were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those related options and changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     However, as required by SFAS 123, pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997: risk-free interest rates of 5.48%; dividend yields of nil; volatility factors of the expected market price of the Company's common stock of 1.001, and a weighted-average expected life of the option ranging from one to four years. For purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately.

     The Company's pro forma net income following SFAS 123 are as follows:

                                           1997          1996            1995
---------------------------------------------------------------------------------
Pro forma net loss                    $ (285,424)   $ (1,559,459)   $(1,045,782)
Pro forma earnings per share
     Primary                          $    (0.01)         $(0.06)   $     (0.04)
     Fully diluted                    $    (0.01)         $(0.05)   $     (0.04)
--------------------------------------------------------------------------------

9.   VETERINARY LABORATORIES INC. ["VET. LABS."]

[a]  Purchase Obligation to Continental Grain Company

In 1992, the Company, through its 90% owned subsidiary, Chemdex Inc. ["Chemdex"], acquired 100% of the issued outstanding share capital of Vet. Labs. from Continental Grain Company ["CGC"], for a total purchase price of $3,894,980, which was satisfied by issuing 1,947,490 common shares of the Company. The acquisition was accounted for as a purchase.

     The Company and the Major Shareholder had guaranteed that, by November 30, 1996, CGC would realize a value of $3,894,980 on the eventual sale of these shares or CGC had an option to put its remaining shares to the Company or the Major Shareholder at such a price to bring CGC's total consideration to $3,894,980. The assets of Vet Labs were pledged as collateral for this guarantee. By November, 1996, CGC had realized approximately $800,000 on the sale of shares but had not been able to sell all of their shares. On November 22, 1996, the terms of the original purchase agreement were amended.

     In exchange for the Company reattributing net operating loss carryforwards of $5.0 million [carrying value of nil] which existed in Vet. Labs. at the time of acquisition by the Company, CGC has reduced the maximum repurchase obligation of the Company from approximately $3.1 million at November 22, 1996 to $2.0 million. In addition, the deadline for CGC to exercise its option for sale of shares to the Company has been extended from November 30, 1996 to May 30, 1999, and CGC has released the Major Shareholder from his guarantee.

     In order to ensure that there is an orderly disposition of shares, CGC has agreed to not sell more than an average of 50,000 shares per month in any six month period. If CGC has not been able to sell an average of 50,000 shares per month at an average price of $1.33 per share, the Company will issue to CGC additional shares such that the proceeds realized by CGC in the six-month period plus the market value of the additional shares issued will leave CGC in the same position as if it had sold shares at an average price of $1.33 per share. If CGC's sale of shares at the end of each six-month period is at an average price greater than $1.33 per share, then CGC will return to the Company sufficient additional shares to reduce the average price to $1.33 per share. Throughout fiscal 1997, the shares have traded at values in a range of $0.63 to $1.44. To date, CGC has not requested any additional shares under this agreement. Any shares issued will be considered to be a component of the original transaction value and would be issued at nominal consideration.

     The assets of Vet. Labs. continue to be pledged as collateral for the performance of the Company pursuant to this agreement. If CGC does not exercise its option for sale of shares to the Company by May 30, 1999, the Company's obligation to repurchase such shares shall cease.

[b]  Sparhawk Laboratories Inc. ["Sparhawk"]

In 1992, Vet. Labs and Sparhawk entered into a joint venture [collectively referred to as the "Joint Venture"] for the purpose of manufacturing and selling veterinary pharmaceutical products. Sparhawk is an affiliated company owned primarily by the management of the Joint Venture. The Company controls the Joint Venture through its control of the board of directors. The Company has funded the Joint Venture's losses since 1992, and accordingly has recorded 100% of these losses in the consolidated financial statements. Future profits will accrue to the Company until Sparhawk's share of losses since 1992, $1,900,000 at January 31, 1997, have been recovered. Subsequent income will be allocated 50% to Vet. Labs. and 50% to Sparhawk.

10.  RESEARCH AND DEVELOPMENT

[a]  Iron Dextran Process

Effective February 1, 1995, the Company entered into an agreement with Novadex Inc., an affiliated company, whereby Novadex Inc. granted the Company the exclusive worldwide license to use a certain process developed by Novadex Inc. for producing Iron Dextran. The term of this license agreement is 10 years. The Company pays a license fee based on production volumes. The total royalty expense incurred during the year was $88,835 [1996 - $80,491].

[b]  Cystic Fibrosis

Effective April 1, 1994, the Company had entered into a Research Agreement [the "Agreement"] with an affiliated company and the University of British Columbia ["UBC"]. Under the terms of the Agreement, the Company agreed to provide equipment and funding in connection with research into Cystic Fibrosis. This agreement was amended on April 1, 1996 and expanded to include a number of Canadian Hospitals.

     In conjunction with the Agreement, UBC granted the Company, through a sub-licensing agreement with an affiliated company, an exclusive worldwide license to manufacture, distribute and sell products derived or developed from the research performed. The Company will pay a quarterly royalty, based on net sales.

     Costs incurred  during the year in relation to the Agreement  total
$55,483 [1996 - $175,100; 1995 - $198,818]. The Company has committed to funding approximately $70,000 in fiscal 1998.

11.  WRITE-DOWN OF LONG-TERM INVESTMENTS

During the year ended January 31, 1996, the Company wrote off the $400,000 investment in Personal Blood Storage of South Florida Inc. as a result of its continuing financial difficulties. This investment had been recorded at cost in the consolidated financial statements.

12.  INCOME TAXES

[a] Substantially all of the Company's activities are carried out through operating subsidiaries in Canada and the United States. The Company's effective income tax rate is dependent on the tax legislation in each country and the operating results of each subsidiary and the parent Company. The provision for income taxes consists of the following:

                                                           1997         1996         1995
------------------------------------------------------------------------------------------
Provision for income taxes based on statutory rates   $ 334,811    $ (56,054)   $(186,977)
Benefit of previously unrecorded tax items             (484,566)    (117,738)        --
Losses not recognized                                   162,236      180,542      186,977
------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                            $  12,481    $   6,750    $    --
------------------------------------------------------------------------------------------

The income tax provision consists entirely of Canadian federal deferred tax expense.

[b] Deferred income taxes have been provided on timing differences which consists of the following:

                                                             1997            1996            1995
---------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Canadian non-capital losses                              $   467,000    $   557,000    $   718,000
U.S. net operating losses                                    762,000      2,100,000      2,073,000
Amounts provided for in the financial statements which
    have not yet been claimed for income tax purposes      1,244,000      1,556,000      1,568,000
Investment tax credits                                       223,000        227,000        291,000
---------------------------------------------------------------------------------------------------
                                                           2,696,000      4,440,000      4,650,000
Valuation allowance                                       (2,696,000)    (4,440,000)    (4,650,000)
---------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                                   $      --      $      --      $      --
---------------------------------------------------------------------------------------------------

[c] The Canadian subsidiaries of the Company have non-capital loss carryforwards for Canadian tax purposes which expire in the following fiscal years:

                                          Federal                Ontario
--------------------------------------------------------------------------------
     1998                               $  596,000             $  612,000
     1999                                  268,000                268,000
     2000                                      --                  37,000
     2001                                      --                  28,000
     2002                                      --                     --
     2003                                  130,000                130,000
     2004                                   37,000                 21,000
--------------------------------------------------------------------------------
                                        $1,031,000             $1,096,000
--------------------------------------------------------------------------------


In addition, the Canadian subsidiaries have deductions available to reduce future years' income for tax purposes on account of net timing differences resulting from expense items reported for tax purposes in different periods than for financial statement purposes totalling $2.7 million and $2.5 million for federal and provincial purposes respectively. Certain Canadian subsidiaries also have net capital losses available for carryforward of $422,000 available to offset taxable capital gains. These potential deductions and net capital losses have an indefinite carryforward period.

    Certain Canadian subsidiaries have also earned investment tax credits of $223,000 which are available to offset federal income taxes payable in the future expiring from 1999 through 2007.

    The benefits associated with these losses, deductions and investment tax credits have been recorded in the consolidated financial statements to the extent described in paragraph [b].

[d] The U.S. subsidiaries of the Company, have net operating loss carryforwards for tax purposes of approximately $1.9 million which expire from 2001 to 2011.

     The benefits associated with these losses have been recorded in the consolidated financial statements to the extent described in paragraph [b].

13.  Consolidated Statements of Cash Flows

Changes in non-cash working capital balances consists of the following:

                                                1997         1996         1995
-------------------------------------------------------------------------------
DECREASE (INCREASE) IN CURRENT ASSETS
Trade accounts receivable                    $(371,576)   $(119,149)   $ (77,856)
Inventories                                    140,539      324,636     (153,847)
Prepaid expenses and other assets                1,499       (1,117)     (73,865)
-------------------------------------------------------------------------------
                                             $(229,538)   $ 204,370    $(305,568)
INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable and accrued liabilities      (321,129)       7,601      489,511
-------------------------------------------------------------------------------
                                             $(550,667)   $ 211,971    $ 183,943
-------------------------------------------------------------------------------


Cash paid during the year for interest was $85,943 [1996 - $68,313; 1995 - $30,557]. Cash paid during the year for income taxes was $1,767 [1996 - $6,750; 1995 - nil].

     Excluded from the consolidated statements of cash flows for the year ended January 31, 1997 is the issuance of 200,000 common shares of the Company in exchange for a reduction in the Major Shareholder's loan account.

     Excluded from the consolidated statements of cash flows for the year ended January 31, 1996 is the issuance of 10,000 common shares of the Company in exchange for services rendered to the Company, the issuance of 6,000,000 B preferred shares in exchange for a reduction in the Major Shareholder's loan account and the acquisition of a 90% interest in Novadex International Inc. [note 5] from the Major Shareholder in exchange for a shareholder loan.

     The above transactions are considered non-cash financing and investing activities.

14.  SEGMENTED INFORMATION

All of the operations of the Company are carried on through Dextran Products Limited ["Dextran Products"] in Canada and through Vet. Labs. in the United States. These subsidiaries operate principally in one industry: the manufacture of veterinary pharmaceuticals products. Dextran Products manufactures and sells bulk quantities of Dextran and several of its derivatives to large pharmaceutical companies. Vet.Labs. develops, manufactures and sells veterinary pharmaceutical products through distributors and private labelers.

[a]  Segment Information by Geographic Area is as Follows:

                                                 1997          1996            1995
--------------------------------------------------------------------------------------
Sales
     Canada                                  $ 4,201,555    $ 3,249,032    $ 3,033,026
     United States                             5,142,534      5,210,531      4,221,887
--------------------------------------------------------------------------------------
CONSOLIDATED SALES                             9,344,089      8,459,563      7,254,913
--------------------------------------------------------------------------------------

Operating income (loss)
     Canada                                    1,214,678        525,005        554,988
     United States                              (365,467)      (404,917)      (770,393)
     General corporate expenses                 (527,587)      (509,238)      (559,864)
     Corporate research and development          (92,063)      (314,149)      (270,488)
     Interest expense                           (151,463)      (131,259)       (73,378)
--------------------------------------------------------------------------------------
CONSOLIDATED INCOME (LOSS) FROM OPERATIONS        78,098       (834,558)    (1,119,135)
--------------------------------------------------------------------------------------

Identifiable assets at year end
     Canada                                    3,354,384      2,046,793      1,789,429
     United States                             3,619,717      3,736,838      3,937,420
     Corporate assets                          1,653,416      2,281,359      2,685,747
--------------------------------------------------------------------------------------
CONSOLIDATED ASSETS                          $ 8,627,517    $ 8,064,990    $ 8,412,596
--------------------------------------------------------------------------------------

Identifiable assets are those assets of the Company that are identified with the operations in each geographic area. Corporate assets are princially patents, investment in affiliated company and amounts due from affiliated companies.

[b]  Consolidated Sales by Destination are Analyzed as Follows:

                                      1997               1996             1995
---------------------------------------------------------------------------------
United States                      $5,852,313         $5,770,268       $4,990,344
Canada                                792,051            723,452          486,280
Europe                              1,470,159          1,190,660          761,424
Pacific Rim                           983,029            725,783          792,700
Other                                 246,537             49,400          224,165
---------------------------------------------------------------------------------
Consolidated Sales                 $9,344,089         $8,459,563       $7,254,913
---------------------------------------------------------------------------------


15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies.

     The carrying amounts of cash, trade accounts receivable, accounts payable, and accrued liabilities approximate fair value at January 31, 1997 because of the short maturity of these financial instruments.

     The estimated carrying value of due from Novadex and non-current liabilities is not materially different from the carrying value for financial statement purposes at January 31, 1997 and 1996.

16.  NEW ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards Number 128 ["SFAS 128"], "Earnings per share". SFAS 128 will replace the current presentation of primary earnings per share ["EPS"] with a presentation of basic EPS. Basic EPS will exclude dilution and will be computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS 128 is required for fiscal periods ending after December 15, 1997 and accordingly, the Company will adopt this standard for its 1998 fiscal year end.

17.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 1997 consolidated financial statements.