Form 10-K, Exhibit 13
period 1998-01-31
POLYDEX PHARMACEUTICALS LTD/BAHAMAS
filed 1998-04-30
CIK 317158

                                                                      Exhibit 13

SHAREHOLDER INFORMATION.

Market for the Company's Common Shares and Related Shareholder Matters. The Company's Common Shares are listed for trading on the NASDAQ SmallCap Market under the symbol POLXF, and on the Boston Stock Exchange under the symbol PXL.

The reported high and low bid prices of the Company's Common Shares on the NASDAQ SmallCap Market for the past two calendar years were as follows (similar prices were quoted on the Boston Stock Exchange):

Stock Price                          (Low and High Bid*)
Quarter Ended                1998             1997              1996
March 31                     4.125-4.250      7.190-7.810       10.313-11.250
June 30                                       6.250-6.500       9.375-9.688
September 30                                  9.750-10.000      8.125-8.750
December 31                                   6.813-7.438       7.188-8.438

*As adjusted to reflect the Company's completion on June 19, 1997 of a one-for-ten reverse stock split of its Common Shares and Class B Preferred Shares.

The quotations set out above represent prices for the specific dates between dealers and do not include retail mark-up, mark-down or commission. They do not represent actual transactions. These quotations have been supplied by the National Association of Securities Dealers, Inc.

As at March 31, 1998 there were approximately 829 holders of record of the Company's Common Shares.

The Company has paid no dividends in the past and does not consider likely the payment of any dividends in the foreseeable future.

Form 10-K and Further Information.

The Company's Annual Report on Form 10-K is available free of charge and can be obtained by contacting Polydex Pharmaceuticals Limited.

Polydex will be pleased to respond to all inquiries not involving proprietary or confidential information. All inquiries and contacts from investors, securities analysts, other members of the financial community and the news media should be directed to:

Debbie MacAskill,
Dextran Products Limited, 421 Comstock Road, Toronto, Ontario, Canada. M1L 2H5.
Tel: 416-755-2231.                  Fax: 416-755-0334.

FINANCIAL HIGHLIGHTS.
For the fiscal years ended January 31 (Expressed in U.S. dollars)

                                                       1998          1997           1996           1995             1994

SALES FROM CONTINUING OPERATIONS                   $ 9,842,365   $ 9,344,089   $ 8,459,563    $ 7,254,913      $ 6,970,405
COMPONENTS OF NET INCOME (LOSS):
        From continuing operations                     488,162       122,390    (1,165,534)    (1,034,622)      (1,275,371)
        From discontinued operations                      --            --            --             --               --

        Extraordinary items                               --            --            --             --               --

        Net income (loss) for the year                 488,162       122,390    (1,165,534)    (1,034,622)      (1,275,371)
INCOME (LOSS) PER COMMON SHARE (1):
        From continuing operations before
            extraordinary items                           0.17          0.04         (0.42)         (0.37)           (0.50)
        From continuing operations after
            extraordinary items                           0.17          0.04         (0.42)         (0.37)           (0.50)
        Income (loss) for the year                        0.17          0.04         (0.42)         (0.37)           (0.50)
TOTAL ASSETS                                         9,740,947     8,627,517     8,064,990      8,412,596        8,182,257
LONG-TERM BORROWINGS                                 1,478,578     1,555,551     1,633,041        821,179          905,728

-----------------
(1) In 1998, the Company retroactively adopted the Statement of Financial Accounting Standards Number 128 "Earnings per share" issued in February 1997 relating to the presentation of earnings per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company's fiscal year ends on January 31st therefore fiscal year 1998 refers to the year ended January 31, 1998.

1998 COMPARED TO 1997
---------------------
Sales increased 5% or $498,276 to $9,842,365 in fiscal 1998 from $9,344,089 in fiscal 1997. The growth in sales was primarily due to a greater volume at Veterinary Laboratories Inc. ("Vet Labs"), where sales increased by 15% or $789,247 to $5,931,781 in fiscal 1998 from $5,142,534 in fiscal 1997, and accounted for 60% and 55% of the Company's sales in fiscal 1998 and 1997, respectively. This increase was primarily attributable to increased sales of Injectable Iron Dextran and the addition of two new injectable vitamin products.

Management expects to continue its efforts to streamline the Vet Labs product line by discontinuing low margin items and replacing them with products that generate higher margins.

Sales at Dextran Products Limited ("Dextran Products") decreased slightly by 7% or $290,971 to $3,910,584 in fiscal 1998 from $4,201,555 in fiscal 1997, and accounted for 40% and 45% of the Company's sales in fiscal 1998 and 1997, respectively. This decrease was primarily attributable to Dextran Products drying equipment being refurbished over a period of three months thereby reducing the sales of one of the more profitable products. A reduction in the value of the Canadian dollar relative to the U.S. dollar accounted for almost 1% of this decrease in sales.

Management expects the sales trend at Dextran Products to reverse due to the drying equipment now producing an improved product and the reintroduction of a product that had been previously discontinued.

The Company's gross profit increased 22% or $530,196 to $2,984,226 in fiscal 1998 from $2,454,030 in fiscal 1997. As a percentage of sales, gross profit increased to 30% from 26% in fiscal 1997. This was mainly due to the performance of both Dextran Products and Vet Labs as discussed below.

Dextran Products' gross profit increased 3% or $40,485 to $1,632,074 in fiscal 1998 from $1,591,589 in fiscal 1997. As a percentage of sales, gross profit increased to 42% from 38% in fiscal 1997. Last year we reported a gross profit figure of 45%, but this included the profit on intercompany sales. Intercompany shipments have become significant and so they have been removed from the gross profit calculation. The primary reason for the increase in gross profit was sales of more profitable products and a reduction in certain overhead costs. Overhead for fiscal 1997 was higher due to, among other things, the renovations that were undertaken. The rise in margins was also partly due to the effect of exchange rates given that Dextran Products costs are incurred in Canadian dollars, but the majority of its sales are in U.S. dollars. Therefore if the Canadian dollar drops in relation to the U.S. dollar, margins increase. In fiscal 1998 such currency fluctuations resulted in a further 1.3% increase in margins in addition to a 2% increase for fiscal 1997. Management does not believe there will be a similar increase in margins for fiscal 1999, but does believe the margins will remain steady at this level.

Vet Labs' gross profit increased 51% or $296,587 to $877,106 in fiscal 1998 from $580,519 in fiscal 1997. As a percentage of sales, gross profit increased to 15% from 11% in fiscal 1997. This rise was primarily attributable to the increased market penetration of Injectable Iron Dextran and the introduction of two new injectable products which are more profitable than the other products manufactured. It is also partly due to the continued elimination of certain low margin products. Management expects to continue its efforts to streamline the Vet Labs product line by discontinuing low margin products and replacing them with products that generate higher margins. Management believes that margins will continue to improve in fiscal 1999.

Selling, promotion, general and administrative expenses increased by 33% to $2,001,865 in fiscal 1998 from $1,501,581 in fiscal 1997 due in part to (i) costs associated with a marketing contract entered into in preparation for a new product, (ii) the first full year of salary for former Chairman, Dr. Alec Keith,
(iii) corporate expenses associated with the Company's June 1997 reverse stock split, and (iv) preparation of Exchange Act reports in accordance with the SEC's new electronic filing system. As a percentage of sales, selling, promotion, general, and administrative expenses increased to 20% in fiscal 1998 from 16% in fiscal 1997.

Research and development expenses increased by 101% or $92,838 to $184,901 in fiscal 1998 from $92,063 in fiscal 1997 due mainly to increased in house research in the area of Cellulose Sulphate and new product development. The Company conducts its research through collaborations with the Rush Institute and the University of British Columbia. These institutes received additional funding from government sources during fiscal 1998 reducing the Company's cash requirements. Although continued government funding is never certain, the Company expects that this funding should continue due to the success of the work to date.

Interest expense decreased by 15% or $22,264 to $129,199 in fiscal 1998 from $151,463 in fiscal 1997. This decrease is mainly due to the repayment of a loan due to an officer, director and major shareholder (the "Major Shareholder") during the year and the renegotiation of the mortgage payable at Dextran Products. Interest and other non-operating income increased by 3% or $1,684 to $58,313 in fiscal 1998 from $56,629 in fiscal 1996.

Unusual Items
The Company recorded a tax recovery in fiscal 1998 of $936,042 compared with a tax expense in fiscal 1997 of $12,481. The Company utilized Canadian tax loss carryforwards and discretionary tax deductions to shelter approximately $556,000 of taxes that would have been payable in Canada. The Company reduced the valuation allowance by an additional $950,000. The tax recovery in fiscal 1998 is a result of (i) the sustained profitability of the Canadian operations, (ii) the resulting ability to utilize previously unrecorded tax losses and deductions and (iii) the expectations for continued profitability of the Canadian operations in the future. The Company does not expect a similar recovery next year and expects that it will likely incur a tax provision as the deferred tax asset is reduced due to expected profitability of the Canadian operations. If the Company's United States operations are able to demonstrate sustained profitability in future years, a similar adjustment to the valuation allowance may be required relating to the tax losses in the United States.

In fiscal 1996, the Company purchased a patent relating to the production of Cellulose Sulphate, which had a number of potential applications including the production of photographic film and use in contraceptives. The patents were capitalized in fiscal 1996 as a result of their potential application in the areas of photographic film because their use in contraceptives was considered to be research and development due to the risks associated with obtaining regulatory approval for any product developed. During fiscal 1998, the Company determined that the slow commercialization of the applications in photographic film was an indication of impairment in the carrying value as it related to this application. Although the Company continues to pursue the photographic applications and more importantly the applications in contraceptives with the Rush Institute as described above, the Company believed it would be appropriate to write-down these assets by $608,994. The Company does not expect a similar charge in future years.

As a result of the foregoing, the Company recorded net income of $488,162 in fiscal 1998 as compared to a net income of $122,390 in fiscal 1997.



1997 COMPARED TO 1996
---------------------
Sales increased 10% or $884,526 to $9,344,089 in fiscal 1997 from $8,459,563 in fiscal 1996. The growth in sales was primarily due to a greater volume at Dextran Products where sales rose by 29% or $952,523 to $4,201,555 in fiscal 1997 from $3,249,032 in fiscal 1996 and accounted for 45% and 38% of the Company's sales in fiscal 1997 and 1996, respectively. This increase was primarily attributable to increased sales of Iron Dextran 20% and Dextran Sulphate and a new application for Iron Dextran in the feed supplement industry. Half way through the year Dextran Products raised prices 7% to cover increased raw material prices over the last three years, and so a small portion of this increase in sales can be attributed to the new prices.

Management expects this sales trend to continue although perhaps not at the same rate, due to continued increased market penetration in the Pacific Rim and the activities of new customers in Europe.

Sales at Vet Labs decreased slightly by 1% or $67,997 to $5,142,534 in fiscal 1997 from $5,210,531 in fiscal 1996, and accounted for 55% and 62% of the Company's sales in fiscal 1997 and 1996, respectively. The decrease was primarily attributable to a $713,000 reduction in sales following Vet Labs' cancellation of a manufacturing agreement with one customer which generated very low margins. This decrease in sales was nearly offset by the increased sales volume of injectables at much larger margins. Management expects to continue its effort to streamline the product line by discontinuing low margin items and replacing them with products that generate larger margins.

The Company's gross profit increased 60% or $920,773 to $2,454,030 in fiscal 1997 from $1,533,257 in fiscal 1996. As a percentage of sales, gross profit increased to 26% from 18% in fiscal 1996. This was mainly due to the performance of Dextran Products as explained below.

Dextran Products' gross profit increased 69% or $762,057 to $1,873,511 in fiscal 1997 from $1,111,454 in fiscal 1996. As a percentage of sales, gross profit increased to 45% from 34% in fiscal 1996. The primary reason for the increase was that Dextran Products reorganized its operating process to increase volume without affecting fixed costs. Also late in fiscal 1996 Dextran Products purchased its building in Toronto and consolidated its operations from two buildings into one resulting in a reduction in fixed overhead costs. Rent paid in fiscal 1996 amounted to $116,592. Depreciation and interest relating to the building are not included in the cost of sales, thus increasing the margin relative to the prior years. The yearly mortgage interest for fiscal 1997 was $20,690 and annual building depreciation was $3,471, and in fiscal 1998 these numbers are expected to be $12,635 and $30,785, respectively. The rise in margins was also partly due to the effect of exchange rates because Dextran Products costs are incurred in Canadian dollars, but the majority of its sales are in U.S. dollars. Therefore if the Canadian dollar drops in relation to the U.S. dollar, margins increase and in fiscal 1997 this resulted in a 2% increase in margins. Dextran Products also increased its prices midway through the year by 7%, and so this benefited margins for part of the year. Certain equipment was purchased during the year which increased batch sizes without increasing fixed costs and so improved margins. Management does not believe there will be a similar increase in margins for fiscal 1998, but does believe the margins will remain steady at this level.

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

Interest expense increased by 15% or $20,204 to $151,463 in fiscal 1997 from $131,259 in fiscal 1996. This increase resulted primarily from Dextran Products obtaining a mortgage for the purchase of its Toronto facility. Interest and other non-operating income decreased by

26% or $19,609 to $56,629 in fiscal 1997 from $76,238 in fiscal 1996. This decrease was primarily attributable to the Major Shareholder repaying his loan due to the Company.

The Company's effective tax rate was 9.3% and 0.58% for fiscal 1997 and 1996 respectively, due to the utilization of previously unrecognized tax losses.

As a result of the foregoing, the Company recorded net income of $122,390 in fiscal 1997 as compared to a net loss of $1,165,534 in fiscal 1996.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
For fiscal 1998 the Company generated cash of $196,489 from its operating activities compared to $174,258 for fiscal 1997. This increase was primarily attributable to an increase of net income and a reclassification of certain items to more truly reflect the activities of the Company. The Company maintained $1,552,100 of working capital and a current ratio of 2.10:1 as of January 31, 1998 compared to $1,494,510 of working capital and a current ratio of 1.96:1 as of January 31, 1997.

At January 31, 1998, the Company had accounts receivable of $932,745 and $1,678,280 in inventory compared to $1,107,829 and $1,279,280, respectively, at January 31, 1997. The decrease in accounts receivable was due to the timing of accounts receivable payments at Dextran Products. Inventories were increased in anticipation of higher first quarter sales and to allow for any production interruptions during the anticipated plant refurbishment at Dextran Products. In the last quarter of fiscal 1997, significant sales were experienced resulting in an increase in receivables still outstanding at year end.

The Company is currently reviewing alternatives to address the potential requirement on March 15, 1999, to repurchase up to $2.0 million of the common shares held by Continental Grain Company ("CGC"). Although management expects that a portion of this obligation could be funded from existing cash and cash generated from operations during the next year, it is reasonably possible that the Company will be required to obtain additional financing, such as increased operating or term borrowing facilities or issuance of additional share capital or alternatively will be required to re-negotiate the terms of the obligation. CGC has expressed a willingness to review the terms of the agreement.

Dextran Products has a CDN$100,000 line of credit of which there were no outstanding borrowings as of January 31, 1998. Pending bank approval, Dextran Products expects to increase its line of credit to CDN$300,000 in the second quarter of fiscal 1999. Management anticipates using the increased credit line for the purposes of funding a portion of the costs associated with the refurbishment of the Toronto facility. Vet Labs has a $400,000 line of credit. At January 31, 1998, there were outstanding borrowings of $362,532 under this line of credit and the interest rate was 10.5%. Vet Labs also has a loan commitment for $300,000 to be used for the construction of a 12,000 square foot production and warehouse addition. Management has decided to delay construction until further growth warrants additional space.

The Company anticipates that it can satisfy its fiscal 1999 operating requirements from cash generated from operating activities. If it cannot, the Company expects that, as in prior years, it will be able to meet its operating requirements through additional loans from and/or private sales of its common stock to principal shareholders or entities controlled by them or to unrelated parties. The Company, at present, does not have any material commitments for capital expenditures.

Dextran Products has ongoing research commitments with the University of British Columbia to investigate the use of a special form of Dextran to combat the effects of cystic fibrosis. The Company is in preliminary discussions with certain companies about further financing or forming an alliance to further this research through clinical trials and to market but the results of these discussions are indeterminable at this time.

The Company is in preliminary discussions with certain companies to fund the further research necessary to commercialize the Cellulose Sulphate product but the results of these discussions are indeterminable at this time.

No changes in accounting principles or their application have been implemented in the reporting period that would have a material effect on reported income. Changes in the relative values of the Canadian dollar and the U.S. dollar occur from time to time and may, in certain instances, materially affect the Company's results of operations.

The Company does not believe that the impact of inflation and changing prices on its operations are material.


YEAR 2000 COMPUTER ISSUES.
--------------------------
The Company has analyzed the impact of Year 2000 computer issues and does not believe there will be an adverse effect on the Company's core business operations and expects that transactions with customers, suppliers, corporate partners and financial institutions will be fully supported. While the Company believes its planning and preparations will be adequate and complete well in advance of the Year 2000, there can be no assurance that the systems of suppliers and other companies on which the Company relies will be converted on a timely basis and will not have a material adverse effect on the Company. The cost of the Year 2000 initiative is not expected to be material to the Company's results of operations or financial position.


Forward-looking Statements Safe Harbor.
This Annual Report, including the Management's Discussion and Analysis, contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events, including, but not limited to statements regarding management's expectations of regulatory approval and the commencement of sales, and the sufficiency of the Company's cash flow for the Company's future liquidity and capital resource needs. In addition, statements containing expressions such as "believes", "anticipates" or "expects" used in this Annual Report and the Company's periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange

Commission are intended to identify forward-looking statements. The Company cautions that these and similar statements in this Annual Report and in previously filed periodic reports including reports filed on Forms 10-K and 10-Q are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market conditions, the progress of clinical trials, and the results obtained, the establishment of new corporate alliances, the impact of competitive products and pricing, and the timely development, FDA approval and market acceptance of the Company's products, none of which can be assured. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

                                     CONSOLIDATED FINANCIAL STATEMENTS

                                     POLYDEX PHARMACEUTICALS LIMITED
                                     [Expressed in United States dollars]


                                     YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

                                AUDITORS' REPORT





To the Shareholders of
POLYDEX PHARMACEUTICALS LIMITED

We have audited the consolidated balance sheets of POLYDEX PHARMACEUTICALS LIMITED as at January 31, 1998 and 1997 and the related consolidated statements of shareholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of POLYDEX PHARMACEUTICALS LIMITED as at January 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.





ERNST & YOUNG
Toronto, Canada,
March 13, 1998.                                            Chartered Accountants


POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      [Expressed in United States dollars]

As at January 31

                                                                          1998               1997
                                                                            $                  $
-----------------------------------------------------------------------------------------------------

ASSETS
CURRENT
Cash [note 7]                                                          288,527            603,491
Trade accounts receivable                                              932,745          1,107,829
Inventories [note 3]                                                 1,678,280          1,279,280
Prepaid expenses and other current assets                               64,727             63,312
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 2,964,279          3,053,912
Property, plant and equipment, net [note 4]                          3,800,379          3,857,302
Patents, net [notes 5 and 6]                                           217,374            877,311
Due from Novadex Corp. [note 6]                                        712,185            765,209
Due from shareholders [note 6]                                         935,416                 --
Deferred income taxes [note 14]                                        950,000                 --
Other assets                                                           161,314             73,783
-----------------------------------------------------------------------------------------------------
                                                                     9,740,947          8,627,517
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                                     1,001,620          1,027,109
Accrued liabilities                                                    355,167            472,108
Current portion of long-term debt [note 8]                              55,392             60,185
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            1,412,179          1,559,402
Long-term debt [note 8]                                                462,632            524,656
Due to shareholders [note 6]                                           590,526            605,475
Due to affiliated companies [note 6]                                   425,420            425,420
Deferred gain [note 9]                                                 672,369            776,564
Deferred income taxes [note 14]                                         26,439             12,481
Minority interest [note 6]                                                  --             22,791
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    3,589,565          3,926,789
-----------------------------------------------------------------------------------------------------
Related party transactions [notes 6 and 12]
Commitments and contingencies [notes 9 and 11]
Redeemable capital stock [note 11]                                   2,000,000          2,000,000
SHAREHOLDERS' EQUITY
Capital stock [notes 10 and 11]
Authorized
   100,000 A preferred shares of $0.10 each
   899,400 B preferred shares of $0.0167 each
   4,000,000 common shares of $0.0167 each
Issued and outstanding
   899,400 B preferred shares                                           15,010             15,010
   2,846,998 common shares [1997 -2,675,319]                            47,283             44,456
Contributed surplus                                                 21,826,025         20,735,822
Deficit                                                            (17,071,168)       (17,559,330)
Currency translation adjustments                                      (665,768)          (535,230)
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           4,151,382          2,700,728
-----------------------------------------------------------------------------------------------------
                                                                     9,740,947          8,627,517
-----------------------------------------------------------------------------------------------------

See accompanying notes



POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




                                                                                      CURRENCY         TOTAL
                                    PREFERRED    COMMON     CONTRIBUTED              TRANSLATION   SHAREHOLDERS'
                                     SHARES      SHARES       SURPLUS      DEFICIT   ADJUSTMENTS      EQUITY
                                        $           $            $            $           $              $
--------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1995             4,990      46,609     22,573,669   (16,516,186)  (463,689)    5,645,393

Common shares issued for
   services provided                     --          16          9,984            --         --        10,000
Preferred shares issued to
   repay shareholder loan            10,020          --             --            --         --        10,020
Net loss for the year                    --          --             --    (1,165,534)        --    (1,165,534)
Currency translation
   adjustment                            --          --             --            --    (59,162)      (59,162)
---------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996            15,010      46,625     22,583,653   (17,681,720)  (522,851)    4,440,717

Exercise of options                      --         334        149,666            --         --       150,000
Net income for the year                  --          --             --       122,390         --       122,390
Currency translation
   adjustment                            --          --             --            --    (12,379)      (12,379)
Renegotiation of Vet Labs
   agreement [note 11]                   --      (2,503)    (1,997,497)           --         --    (2,000,000)
---------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997            15,010      44,456     20,738,822   (17,559,330)  (535,230)    2,700,728

Exercise of options for
   services provided                     --          40         17,990            --         --        18,030
Common shares issued for cash
   through private placement             --       2,661        997,339            --         --     1,000,000
Common shares issued for interest
   in Novadex International, Inc.        --         126         74,874            --         --        75,000
Net income for the year                  --          --             --       488,162         --       488,162
Currency translation
   adjustment                            --          --             --            --   (130,538)     (130,538)
---------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998            15,010      47,283     21,826,025   (17,071,168)  (665,768)    4,151,382
---------------------------------------------------------------------------------------------------------------

See accompanying notes


POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      [Expressed in United States dollars]


Years ended January 31




                                                       1998              1997               1996
                                                         $                 $                  $
-----------------------------------------------------------------------------------------------------

SALES                                              9,842,365         9,344,089          8,459,563
Cost of goods sold                                 6,858,139         6,890,059          6,926,306
-----------------------------------------------------------------------------------------------------
GROSS MARGIN                                       2,984,226         2,454,030          1,533,257
-----------------------------------------------------------------------------------------------------

EXPENSES
Selling and promotion                                402,610           159,694            143,072
General and administrative                         1,599,255         1,341,887          1,188,029
Depreciation and amortization                        566,642           630,825            551,306
Interest [note 6]                                    129,199           151,463            131,259
Research and development [note 12]                   184,901            92,063            314,149
Write-down of property, plant and
   equipment and patents [note 5]                    608,994                --             40,000
-----------------------------------------------------------------------------------------------------
                                                   3,491,601         2,375,932          2,367,815
-----------------------------------------------------------------------------------------------------
Income (loss) from operations                       (507,375)           78,098           (834,558)
-----------------------------------------------------------------------------------------------------
Other income (expenses)
   Write-down of long-term investment [note 13]           --                --           (400,000)
   Gain (loss) on sale of equipment                       --                --             (2,529)
   Interest and other [note 6]                        58,313            56,629             76,238
-----------------------------------------------------------------------------------------------------
                                                      58,313            56,629           (326,291)
-----------------------------------------------------------------------------------------------------
Income (loss) before income tax provision and
   minority interest                                (449,062)          134,727         (1,160,849)
Income tax recovery (provision) [note 14]            936,042           (12,481)            (6,750)
Minority interest                                      1,182               144              2,065
-----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                       488,162           122,390         (1,165,534)
-----------------------------------------------------------------------------------------------------

PER SHARE INFORMATION
Earnings (loss) per common
   share for the year - basic                         $0.17              $0.04             $(0.42)
                      - diluted                       $0.17              $0.04             $(0.42)
-----------------------------------------------------------------------------------------------------

Weighted average number of common shares
   outstanding for the year                        2,923,864         2,817,718          2,804,593
-----------------------------------------------------------------------------------------------------

See accompanying notes


POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [Expressed in United States dollars]


Years ended January 31

                                                            1998              1997               1996
                                                              $                 $                  $
---------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income (loss) for the year                             488,162           122,390         (1,165,534)
Add (deduct) items not affecting cash
   Depreciation and amortization                           566,642           630,825            551,306
   Deferred income taxes                                  (936,042)           12,481                 --
   Legal expenses charged to deferred gain [note 9]       (104,195)         (101,848)                --
   Royalty expense and interest income charged to
     due from Novadex Corp.                                 53,024            73,702                 --
   Write-down of property, plant and
     equipment and patents                                 608,994                --             40,000
   Write-down of long-term investment                           --                --            400,000
   Loss (gain) on sale of equipment                             --                --              2,529
   Minority interest                                        (1,182)             (144)            (2,065)
   Expenses paid by issuance of common shares               18,030                --             10,000
Net change in non-cash working capital
   balances related to operations [note 15]               (496,944)         (563,148)           211,971
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                      196,489           174,258             48,207
---------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from sale of investment in
   Novatek International Inc.                                   --         1,278,412                 --
Additions to property, plant and equipment                (401,415)         (838,960)          (568,678)
Additions to patents                                        (1,278)           (4,187)            (8,207)
Advances to shareholders, net                             (935,416)               --                 --
Proceeds from sale of equipment                                 --                --              5,087
Cash acquired on acquisition of
   Novedex International Inc.                                   --                --            250,000
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (1,338,109)          435,265           (321,798)
---------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                                       --           (10,000)                --
Repayment of long-term debt                                (66,817)          (52,085)           (36,226)
Proceeds from long-term debt                                    --                --            213,968
Repayment of advances from shareholders, net               (14,949)          106,683            120,958
Repayment to Novadex Corp.                                      --                --            (40,913)
Private placement of common shares                       1,000,000                --                 --
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                      918,234            44,598            257,787
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    (91,578)          (62,951)          (107,070)
---------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR           (314,964)          591,170           (122,874)
Cash, beginning of year                                    603,491            12,321            135,195
---------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                          288,527           603,491             12,321
---------------------------------------------------------------------------------------------------------

See accompanying notes

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




1. GENERAL

Polydex Pharmaceuticals Limited ["Polydex" or the "Company"] is incorporated in the Commonwealth of the Bahamas and its principal business activities, carried on through subsidiaries, include the manufacture and sale of veterinary pharmaceutical products and specialty chemicals. The Company prepares its financial statements on the basis of accounting principles generally accepted in the United States.


2. SIGNIFICANT ACCOUNTING POLICIES

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

DEPRECIATION AND AMORTIZATION

Depreciation on property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                               15 years
Machinery and equipment                 3 to 10 years

Patents are amortized using the straight-line method over their estimated useful lives of ten years.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996


REVENUE RECOGNITION

Revenue from sales of manufactured products is recognized upon shipment to customers.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's Canadian operations has been determined to be Canadian dollars. All asset and liability accounts of these companies have been translated into United States dollars using the current exchange rates at the balance sheet dates. Income statement amounts have been translated using the average exchange rates for the year. The gains and losses resulting from the change in exchange rates from the beginning to the end of the year have been reported separately as a component of shareholders' equity.

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

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




EARNINGS PER COMMON SHARE

In 1998, the Company retroactively adopted the Statement of Financial Accounting Standards Number 128 "Earnings per share" issued in February 1997 relating to the presentation of earnings per share for 1998, 1997 and 1996. The impact of adopting this standard was not material to the presentation of earnings per share for all years.

Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares, using the treasury stock method, attributed to outstanding options to purchase common stock. Incremental shares of 5,880, 8,712 and 128 in 1998, 1997 and 1996 respectively, were used in the calculation of diluted earnings per common share. Options to purchase 151,096, 196,500 and 295,077 shares of common stock in 1998, 1997 and 1996, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock.

3. INVENTORIES

Inventories consist of the following:

                                                                         1998               1997
                                                                           $                  $
-----------------------------------------------------------------------------------------------------

Finished goods                                                         937,686            656,039
Work-in-process                                                         77,828             89,640
Raw materials                                                          662,766            533,601
-----------------------------------------------------------------------------------------------------
                                                                     1,678,280          1,279,280
-----------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996



4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                              1998                               1997
                                ------------------------------     ----------------------------------
                                        ACCUMULATED       NET                ACCUMULATED      NET
                                       DEPRECIATION/    BOOK                DEPRECIATION/    BOOK
                               COST    AMORTIZATION     VALUE      COST     AMORTIZATION    VALUE
                                  $          $             $          $           $            $
-----------------------------------------------------------------------------------------------------

Land and buildings           2,887,235    380,003   2,507,232   2,796,935     239,817   2,557,118
Machinery and equipment      5,146,907  3,853,760   1,293,147   5,077,720   3,777,536   1,300,184
-----------------------------------------------------------------------------------------------------
                             8,034,142  4,233,763   3,800,379   7,874,655   4,017,353   3,857,302
-----------------------------------------------------------------------------------------------------

5. PATENTS

Patents consist of the following:

                                                                         1998               1997
                                                                           $                  $
-----------------------------------------------------------------------------------------------------

Cost                                                                   410,835          1,184,555
   Less accumulated amortization                                       193,461            307,244
-----------------------------------------------------------------------------------------------------
                                                                       217,374            877,311
-----------------------------------------------------------------------------------------------------

The Company's patents relate to products for which there is significant competition. Although management expects that these costs will be recovered through net future revenues, it is reasonably possible that a write-down might be required in the near term due to changes in the competitive market.

During 1998, the Company determined that the slow commercialization of certain patents was an indication of an impairment in their carrying value. Although the company continues to pursue these commercial applications, the Company determined that an impairment writedown of $608,994 would be appropriate. The Company is also continuing with the development of these patents in the area of human therapeutics but due to the risks associated with the drug regulatory approval process, these pursuits are considered research and development and accordingly do not support on-going capitalization.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




6. RELATED PARTY TRANSACTIONS

[a]  AMOUNTS DUE FROM AND TO RELATED PARTIES

Amounts due from and due to related parties consist of the following:


                                                                          1998               1997
                                                                            $                  $
-----------------------------------------------------------------------------------------------------

Amounts due from Novadex Corp. [i] [note 12]                           712,185            765,209
-----------------------------------------------------------------------------------------------------

Amounts due from shareholders [iii]                                    935,416                 --
-----------------------------------------------------------------------------------------------------

Amounts due to shareholders [iii]                                      590,526            605,475
-----------------------------------------------------------------------------------------------------

Amounts due to affiliated companies:
   Usher Insurance Company Ltd. [ii]                                   138,635            138,635
   Lincoln Underwriting Management Inc. [ii]                           286,785            286,785
-----------------------------------------------------------------------------------------------------
                                                                       425,420            425,420
-----------------------------------------------------------------------------------------------------

Novadex Corp., Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. are each controlled by an officer, director and major shareholder of the Company [the "Major Shareholder"]. Amounts due from Novadex Corp. are collateralized by a guarantee of the Major Shareholder.

     [i] The amount due from Novadex Corp. has no fixed terms of repayment, except that amounts may not be called prior to February 1, 1999. This balance is non-interest bearing, except that an amount of $164,085 [1997 - $217,109] included in the balance bears interest at U.S. prime [8.5% at January 31, 1998; 8.25% at January 31, 1997].

     [ii] The amounts due to Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. have no fixed terms of repayment, except that amounts may not be called prior to February 1, 1999, and are non-interest bearing.

     [iii] Amounts due from (to) shareholders bear interest at U.S. prime plus 1.5% [10% at January 31, 1998; 9.75% at January 31, 1997], except for an amount of $250,000 included in due from shareholders which is non-interest bearing. These amounts have no fixed terms of repayment except that the amounts may not be called prior to February 1, 1999.

Interest recorded with respect to amounts due to and due from related parties are as follows:

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996


                                                        1998              1997               1996
                                                          $                 $                  $
-----------------------------------------------------------------------------------------------------

Interest income                                       33,019            17,670             58,612
-----------------------------------------------------------------------------------------------------

Interest expense                                      46,768            65,520             66,487
-----------------------------------------------------------------------------------------------------

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

The allocation of the purchase price of the assets and liabilities acquired was as follows:

                                                                                               $
-----------------------------------------------------------------------------------------------------

Cash                                                                                      250,000
Patents                                                                                   775,000
Minority interest                                                                         (25,000)
-----------------------------------------------------------------------------------------------------
                                                                                        1,000,000
-----------------------------------------------------------------------------------------------------

During the year ended January 31, 1998, the Company issued 7,500 common shares to acquire the remaining 10% interest in Novadex International Inc. from the minority shareholder. These shares were valued at $10 per share representing the quoted market value of the shares at the time of the transaction. An amount of $53,391 representing the purchase price in excess of the book value of the minority interest was allocated to the cost of patents.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996


7. BANK INDEBTEDNESS

Dextran Products Limited ["Dextran Products"] has an operating line of credit of CDN $100,000 [US $69,400], none of which was utilized at January 31, 1998. This line of credit bears interest at the Canadian bank's prime lending rate [6.5% at January 31, 1998 ; 4.75% at January 31, 1997] plus 2%. Bank indebtedness is collateralized by a general security agreement and limited personal guarantees of certain shareholders.

8. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                          1998               1997
                                                                           $                  $
-----------------------------------------------------------------------------------------------------
Mortgage payable in monthly installments, bearing
   interest at a rate of 8.5%, and maturing January, 2002,
   collateralized by land and building with a carrying
   value as at January 31, 1998 of $850,484                            129,663            167,001
Note payable to bank, maturing January 1, 2000,
   bearing interest at a rate of 10.5%,  collateralized by
   assignments of land, building and equipment with a
   carrying value as at January 31, 1998 of $2,113,789                 362,532            377,062
Other                                                                   25,829             40,778
-----------------------------------------------------------------------------------------------------
                                                                       518,024            584,841
Less current portion                                                    55,392             60,185
-----------------------------------------------------------------------------------------------------
                                                                       462,632            524,656
-----------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt for each of the years subsequent to January 31, 1998 are as follows:

                                                                                               $
-----------------------------------------------------------------------------------------------------
1999                                                                                       55,392
2000                                                                                      383,694
2001                                                                                       42,541
2002                                                                                       36,397
-----------------------------------------------------------------------------------------------------
                                                                                          518,024
-----------------------------------------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




[a] DEFERRED GAIN

During the year ended January 31, 1997, the Company sold its shares in Novatek International Inc., an unrelated company which Polydex had an investment in, for a gain of $878,412. Prior to April 28, 1996, these shares were subject to options held by unrelated parties. After April 28, 1996, these options expired and the Company sold the shares in the open market realizing the gain. Subsequently, the former option holders filed a lawsuit against the Company for unspecified damages alleging that the Company denied them the opportunity to exercise their option. The Company intends to vigorously defend the action, however, because the proceedings are in the preliminary stages, the ultimate outcome is not determinable. Accordingly, the Company has deferred the gain on this transaction until the likelihood of the outcome of the lawsuit is determinable. The reported gain has been reduced by legal fees of $104,195 in 1998 and $101,848 in 1997.

[b] OPERATING COMMITMENTS

The Company has obligations under non-cancellable operating leases of approximately $16,000 annually to the year 2002. Rental expense for the year totalled approximately $22,000 [1997 - $23,000; 1996 - $195,000].

10. CAPITAL STOCK

[a]  SHARE CAPITAL ISSUED AND OUTSTANDING

     [i] COMMON SHARES

     During the year ended January 31, 1998, the shareholders of the Company passed a resolution authorizing a one-for-ten reverse share split. All comparative amounts and per share amounts have been restated to reflect the impact of this reverse split on a retroactive basis. During the year, the Company issued 159,680 common shares for $1,000,000 in cash in a private placement. The Company also issued 2,404 common shares pursuant to the exercise of stock options. These options had an exercise price of $7.50 per share. The Company did not receive a cash payment in connection with the exercise of these options. Instead, the shares were issued in exchange for past services rendered, valued at $18,030. The Company also issued 7,500 common shares in exchange for the 10% minority interest in the subsidiary, Novadex International Inc., as described in note 6. In addition, the Company issued 2,095 common shares for no consideration to adjust for fractional shares created by the reverse share split.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


 Years ended January 31, 1998, 1997 and 1996

     During the year ended January 31, 1997, the Major Shareholder exercised options for 20,000 common shares valued at $150,000. These shares were issued in exchange for partial settlement of the Major Shareholder's loan account with the Company.

     During the year ended January 31, 1996, the Company issued 1,000 common shares valued at $10,000 under a private placement as payment for services rendered to the Company.

     [ii] A PREFERRED SHARES

     The A preferred shares will carry dividends, be convertible into common shares of the Company and will be redeemable, all at rates as shall be determined by resolution of the Board of Directors. No A preferred shares have been issued to date.

     [iii] B PREFERRED SHARES

     During the year ended January 31, 1996, the Company issued 600,000 B preferred shares under a private placement to the Major Shareholder of the Company for $10,020 as partial settlement of the Major Shareholder's loan account with the Company.

     The B preferred shares carry no dividends, are non-convertible and entitle the holder to one vote per share.

 [b]  SHARE OPTION PLAN

     [i] OPTIONS OUTSTANDING

     The Company maintains an incentive stock option plan to grant options to purchase common stock to management personnel and contractors. Options granted have terms ranging from one to four years and vest immediately. At January 31, 1998, the Company has 266,673 options outstanding at exercise prices ranging from $5.00 to $12.50, and a weighted average price of $9.13. The options which are all exercisable and expire on dates between June 30, 1998 and December 31, 2000, entitle the holder of an option to acquire one common share of the Company.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996



     Details of the outstanding options, which are all currently exercisable, are as follows:

                                                                            WEIGHTED AVERAGE
                                           SHARE OPTIONS                 OPTION PRICE PER SHARE
                                  ------------------------------       ---------------------------
                                  1998         1997         1996       1998       1997       1996
                                                                         $          $          $
--------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       BEGINNING OF YEAR       317,077      295,577      158,577       9.10       9.30       8.40
     Granted                   139,077       56,500      176,500       8.03       8.00       9.80
     Exercised                  (2,404)     (20,000)          --       7.50       7.50         --
     Cancelled or expired     (187,077)     (15,000)     (39,500)      8.08       8.70       7.80
-----------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       END OF YEAR             266,673      317,077      295,577       9.13       9.10       9.30
-----------------------------------------------------------------------------------------------------

     WEIGHTED AVERAGE FAIR
       VALUE OF OPTIONS GRANTED
       DURING THE YEAR           $2.29        $4.95        $2.35
-----------------------------------------------------------------------------------------------------

     The following table summarizes information relating to the options outstanding at January 31, 1998:

                                                           OPTIONS OUTSTANDING
-----------------------------------------------------------------------------------------------------
                                                NUMBER           WEIGHTED AVERAGE       WEIGHTED
          RANGE OF                          OUTSTANDING AT           REMAINING           AVERAGE
          EXERCISE                            JANUARY 31,        CONTRACTUAL LIFE       EXERCISE
           PRICES                                1998                (MONTHS)               PRICE
                                                   $                     $                     $
-----------------------------------------------------------------------------------------------------

     $5.00                                         500                     5                $5.00
     $7.50                                      92,672                     5                $7.50
     $10.00                                    172,500                    28               $10.00
     $12.50                                      1,000                     5               $12.50
-----------------------------------------------------------------------------------------------------
                                               266,672                                      $9.13
-----------------------------------------------------------------------------------------------------

     [ii] PRO FORMA EARNINGS

     Adopting SFAS 123 would require the Company to estimate the fair value of any options granted and to reflect these amounts as compensation expense in determining net income for each year. In order to estimate the fair value of its options, the Company may use option pricing models which were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996





     employee stock options have characteristics significantly different from those options and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     However, as required by SFAS 123, pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998: risk-free interest rates of 5.36% [1997 - 5.48%; 1996
     - 5.33%]; dividend yields of nil [1997 and 1996 - nil]; volatility factors of the expected market price of the Company's common stock of 0.944 [1997 - 1.001; 1996 - 0.926], and an expected life of the options ranging from one to three years [1997 - one to four years; 1996 - one to five years]. For purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately.

     The Company's pro forma net income (loss) following SFAS 123 are as follows:

                                                        1998              1997               1996
                                                          $                 $                  $
-----------------------------------------------------------------------------------------------------

     Pro forma net income (loss)                     297,184         (285,424)        (1,559,459)
     Pro forma earnings per share
       Basic                                            0.10            (0.10)             (0.56)
       Fully diluted                                    0.10            (0.10)             (0.56)
=====================================================================================================

11. VETERINARY LABORATORIES INC. ["VET LABS"]

[a] PURCHASE OBLIGATION TO CONTINENTAL GRAIN COMPANY

In 1992, the Company, through its 90% owned subsidiary, Chemdex Inc. ["Chemdex"], acquired 100% of the issued outstanding share capital of Vet Labs from Continental Grain Company ["CGC"] for a total purchase price of $3,894,980, which was satisfied by issuing 194,749 common shares of the Company.
The acquisition was accounted for as a purchase.

The Major Shareholder had guaranteed that, by November 30, 1996, CGC would realize a value of $3,894,980 on the eventual sale of these shares or CGC had an option to put its remaining shares to the Company or the Major Shareholder at such a price to bring CGC's total consideration to $3,894,980. By November 1996, CGC had realized approximately $800,000 on the sale of 44,850 common shares but had not been able to sell all of their shares. On November 22, 1996, the terms of the original purchase agreement were amended.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




In exchange for the Company reattributing net operating loss carryforwards of $5.0 million [carrying value of nil] which existed in Vet Labs at the time of acquisition by the Company and the Company assuming the purchase obligation of the Major Shareholder, CGC has reduced the maximum repurchase obligation of the Company relating to CGC's remaining 149,899 common shares from approximately $3.1 million at November 22, 1996 to $2.0 million. In addition, the deadline for CGC to exercise its option for the sale of shares to the Company has been extended from November 30, 1996 to May 30, 1999.

In order to ensure that there is an orderly disposition of shares, CGC has agreed to not sell more than an average of 5,000 shares per month in any six-month period. If CGC has not been able to sell an average of 5,000 shares per month at an average price of $13.34 per share, the Company will issue to CGC additional shares such that the proceeds realized by CGC in the six-month period plus the market value of the additional shares issued will leave CGC in the same position as if it had sold shares at an average price of $13.34 per share. If CGC's sale of shares at the end of each six-month period is at an average price greater than $13.34 per share, then CGC will return to the Company sufficient additional shares to reduce the average price to $13.34 per share. Throughout fiscal 1998, the shares have traded at values in a range of $5.50 to $13.00 and as at January 31, 1998, the closing market price was $ 6.88. To date, CGC has not requested any additional shares under this agreement. Any shares issued will be considered to be a component of the original transaction value and would be recorded at nominal consideration. The assets of Vet Labs have been pledged as collateral for this guarantee.

The Company is currently reviewing alternatives to address the potential requirement on March 15, 1999 to repurchase up to $2.0 million of the common shares held by CGC. Although management expects that a portion of this obligation could be funded from existing cash and cash generated from operations during the next year, it is reasonably possible that the Company will be required to obtain additional financing, such as increased operating or term borrowing facilities or issue of additional share capital or alternatively will be required to re-negotiate the terms of the obligation. CGC has expressed a willingness to review the terms of the agreement. There is no assurance that the Company would be able to obtain such additional financing or on terms favourable to the Company.

[b] SPARHAWK LABORATORIES INC. ["SPARHAWK"]

In 1992, Vet Labs and Sparhawk entered into a joint venture [collectively referred to as the "Joint Venture"] for the purpose of manufacturing and selling veterinary pharmaceutical products. Sparhawk is an affiliated company owned primarily by the management of the Joint Venture. The Company controls the Joint Venture through its control of the board of directors. The Company has funded the Joint Venture's losses since 1992, and accordingly has recorded 100% of these losses in the consolidated financial statements. As at January 31, 1998, future profits of approximately $1,900,000 will accrue to the Company until Sparhawk's share of losses since 1992

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996



have been recovered. Subsequent income will be allocated 50% to Vet Labs and 50% to Sparhawk.

12. LICENSE AGREEMENTS AND RESEARCH AND DEVELOPMENT

[a]  IRON DEXTRAN PROCESS

Effective February 1, 1995, the Company entered into an agreement with Novadex Corp., an affiliated company, whereby Novadex Corp. granted the Company the exclusive worldwide licence to use a certain process developed by Novadex Corp. for producing Iron Dextran. The term of this licence agreement is 10 years. The Company pays a licence fee based on production volumes. The total royalty expense incurred during the year was $71,088 [1997 - $88,835, 1996 - $80,491].

[b]  CYSTIC FIBROSIS

Effective April 1, 1994, the Company had entered into a Research Agreement [the "Agreement"] with Novadex Pharmaceuticals Limited ["Novadex Pharmaceuticals"], a company owned by the Major Shareholder, and the University of British Columbia ["UBC"]. Under the terms of the Agreement, the Company agreed to provide equipment and funding in connection with research into Cystic Fibrosis. This agreement was amended on April 1, 1996 and expanded to include a number of Canadian hospitals.

In conjunction with the Agreement, UBC granted the Company, through a sub-licensing agreement with Novadex Pharmaceuticals, an exclusive worldwide licence to manufacture, distribute and sell products derived or developed from the research performed. The Company will pay a quarterly royalty to both UBC and Novadex Pharmaceuticals, based on net sales.

Costs incurred during the year in relation to the Agreement total $71,338 [1997
- $55,483; 1996 - $175,100].

13. WRITE-DOWN OF LONG-TERM INVESTMENT

During the year ended January 31, 1996, the Company wrote off the $400,000 investment in Personal Blood Storage of South Florida, Inc. as a result of its continuing financial difficulties. This investment had been recorded at cost in the consolidated financial statements.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996



14. INCOME TAXES

[a] Substantially all of the Company's activities are carried out through operating subsidiaries in Canada and the United States. The Company's effective income tax rate is dependent on the tax legislation in each country and the operating results of each subsidiary and the parent Company.

     The components of income before income taxes and minority interest are as follows:

                                                              1998            1997           1996
                                                                $               $              $
-----------------------------------------------------------------------------------------------------

     Bahamas                                                (1,654,659)       (574,139)      (988,617)
     Canada                                                  1,247,816       1,114,456        279,122
     United States                                             (42,219)       (405,590)      (451,354)
-----------------------------------------------------------------------------------------------------
                                                              (449,062)        134,727     (1,160,849)
-----------------------------------------------------------------------------------------------------

     The income tax provision consists of the following:

                                                                1998            1997           1996
                                                                  $               $              $
-----------------------------------------------------------------------------------------------------
     Provision for income taxes based on Bahamian income            --              --             --

     Provision for income taxes based on Canadian statutory
       income tax rates                                        556,526         497,047        124,488
     Benefit of previously unrecorded Canadian tax items    (1,492,568)       (484,566)      (117,738)
-----------------------------------------------------------------------------------------------------
                                                              (936,042)         12,481          6,750

     Provision for income taxes based on United States
       income tax rates                                    (16,888)       (162,236)      (180,542)
     United States losses not recognized                    16,888         162,236        180,542
-----------------------------------------------------------------------------------------------------
                                                                 --               --              --
     INCOME TAX PROVISION (RECOVERY)                      (936,042)         12,481          6,750
=====================================================================================================

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




Significant components of the income tax provision attributable to continuing operations are as follows:

                                                              1998            1997           1996
                                                                $               $              $
-----------------------------------------------------------------------------------------------------

     Canadian federal deferred tax recovery               (950,000)             --             --
     Canadian federal deferred tax expense                  13,958          12,481             --
     Canadian federal current tax expense                       --              --          6,750
-----------------------------------------------------------------------------------------------------
                                                          (936,042)         12,481          6,750
-----------------------------------------------------------------------------------------------------

[b] Deferred income tax assets have been provided on temporary differences which consist of the following:

                                                              1998            1997           1996
                                                                $               $              $
-----------------------------------------------------------------------------------------------------

     DEFERRED TAX ASSETS
     Canadian
       Non-capital losses                                  123,000         467,000        557,000
       Unclaimed research and development
         expenses                                          923,000         954,000        955,000
       Investment tax credits                              194,000         223,000        227,000
       Amortization of property, plant and
         equipment which has not yet been claimed
         for income tax purposes                            48,000         238,000        269,000
       Other items                                         143,000         160,000        150,000
     United States
       Net operating losses                                715,000         699,000      2,100,000
-----------------------------------------------------------------------------------------------------
                                                         2,146,000       2,741,000      4,258,000
     Valuation allowance                                (1,196,000)     (2,741,000)    (4,258,000)
-----------------------------------------------------------------------------------------------------
     NET DEFERRED TAX ASSET                                950,000              --             --
-----------------------------------------------------------------------------------------------------

     During 1998, as a result of the sustained profitability of the Company's Canadian operations and the resulting ability to utilize the Company's Canadian tax losses and deductions and after considering the expectations for continued profitability of the Canadian operations into the future, the Company determined in 1998 that the valuation allowance should be reduced by $950,000.

     Deferred income tax liabilities of $26,439 at January 31, 1998 [January 31, 1997 - $12,481] have been provided on temporary differences arising from differences between the carrying amount for financial reporting purposes and the amounts used for income tax purposes for investment tax credits.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




[c] The Canadian subsidiaries of the Company have non-capital loss carryforwards for Canadian tax purposes which expire in the following fiscal years:

                                                                       FEDERAL            ONTARIO
                                                                           $                  $
-----------------------------------------------------------------------------------------------------

     1999                                                               40,000                 --
     2000                                                                   --                 --
     2001                                                                   --            353,000
     2002                                                                   --                 --
     2003                                                              121,000            121,000
     2004                                                                   --             20,000
-----------------------------------------------------------------------------------------------------
                                                                       161,000            494,000
-----------------------------------------------------------------------------------------------------

     In addition, the Canadian subsidiaries have deductions available to reduce future years' income for tax purposes on account of net temporary differences resulting from expense items reported for tax purposes in different periods than for financial statement purposes totalling $2.6 million and $1.5 million for federal and provincial purposes respectively. Certain Canadian subsidiaries also have net capital losses available for carryforward of $435,000 available to offset taxable capital gains. These potential deductions and net capital losses have an indefinite carryforward period.

     Certain Canadian subsidiaries have also earned investment tax credits of $194,000 which are available to offset federal income taxes payable in the future expiring from 1999 through 2007.

     The benefits associated with these losses, deductions and investment tax credits have been recorded in the consolidated financial statements to the extent described in note 14 [b].

[d] The U.S. subsidiaries of the Company have net operating loss carryforwards for tax purposes of approximately $1.8 million which expire from 2005 to 2013.

     The benefits associated with these losses have been recorded in the consolidated financial statements to the extent described in note 14 [b].

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




15. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances consists of the following:

                                                        1998              1997               1996
                                                          $                 $                  $
-----------------------------------------------------------------------------------------------------
DECREASE (INCREASE) IN CURRENT ASSETS
Trade accounts receivable                            142,389          (371,576)          (119,149)
Inventories                                         (444,290)          140,539            324,636
Prepaid expenses and other assets                    (94,889)            1,499             (1,117)
-----------------------------------------------------------------------------------------------------
                                                    (396,790)         (229,538)           204,370
INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable                                     (25,489)         (280,479)             8,789

Accrued liabilities                                  (74,665)          (53,131)            (1,188)
-----------------------------------------------------------------------------------------------------
                                                    (496,944)         (563,148)           211,971
-----------------------------------------------------------------------------------------------------

Cash paid during the year for interest was $82,536 [1997 - $85,943; 1996 - $68,313]. Cash paid during the year for income taxes was nil [1997 - nil; 1996 - $6,750].

Excluded from the consolidated statements of cash flows for the year ended January 31, 1998 is the issuance of 2,404 common shares of the Company in exchange for services rendered to the Company[note 10] and the acquisition of the remaining 10% interest in Novadex International Inc. [notes 6 and 10] from the minority shareholder in exchange 7,500 common shares.

Excluded from the consolidated statements of cash flows for the year ended January 31, 1997 is the issuance of 20,000 common shares of the Company in exchange for a reduction in the Major Shareholder's loan account.

Excluded from the consolidated statements of cash flows for the year ended January 31, 1996 is the issuance of 1,000 common shares of the Company in exchange for services rendered to the Company, the issuance of 600,000 B preferred shares in exchange for a reduction in the Major Shareholder's loan account and the acquisition of a 90% interest in Novadex International Inc. [note 6] from the Major Shareholder in exchange for a shareholder loan.

The above transactions are considered non-cash financing and investing activities.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996




16. SEGMENTED INFORMATION

All of the operations of the Company are carried on through Dextran Products in Canada and through Vet Labs in the United States. These subsidiaries operate principally in one industry: the manufacture of veterinary pharmaceutical products and specialty chemicals. Dextran Products manufactures and sells bulk quantities of Dextran and several of its derivatives to large pharmaceutical companies. Vet Labs develops, manufactures and sells veterinary pharmaceutical products through distributors and private labelers.

[a]  Segmented information by geographic area is as follows:

                                                        1998              1997               1996
                                                          $                 $                  $
-----------------------------------------------------------------------------------------------------
Sales
   Canada                                          3,910,584         4,201,555          3,249,032
   United States                                   5,931,781         5,142,534          5,210,531
-----------------------------------------------------------------------------------------------------
SALES                                              9,842,365         9,344,089          8,459,563
-----------------------------------------------------------------------------------------------------

Operating income (loss)
   Canada                                          1,271,403         1,122,615            264,027
   United States                                     (19,244)         (365,467)          (452,538)
   General corporate expenses                     (1,605,564)         (527,587)          (509,238)
   Corporate research and development                (24,771)               --             (5,550)
   Interest expense                                 (129,199)         (151,463)          (131,259)
-----------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                       (507,375)           78,098           (834,558)
-----------------------------------------------------------------------------------------------------

Identifiable assets at year end
   Canada                                          4,127,184         3,354,384          2,046,793
   United States                                   3,734,958         3,619,717          3,736,838
   Corporate assets                                1,878,805         1,653,416          2,281,359
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       9,740,947         8,627,517          8,064,990
-----------------------------------------------------------------------------------------------------

Identifiable assets are those assets of the Company that are identified with the operations in each geographic area. Corporate assets are principally patents, investment in affiliated company, amounts due from affiliated companies and amounts due from shareholders.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States Dollars]

Years ended January 31, 1998, 1997 and 1996

[b] Consolidated sales by destination are as follows:

                                                        1998              1997               1996
                                                          $                 $                  $
-----------------------------------------------------------------------------------------------------

United States                                      6,477,247         5,852,313          5,770,268
Canada                                               699,539           792,051            723,452
Europe                                             1,574,569         1,470,159          1,190,660
Pacific Rim                                          912,530           983,029            725,783
Other                                                178,480           246,537             49,400
-----------------------------------------------------------------------------------------------------
                                                   9,842,365         9,344,089          8,459,563
-----------------------------------------------------------------------------------------------------

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies.

The carrying amounts of cash, trade accounts receivable, accounts payable, and accrued liabilities approximate fair value at January 31, 1998 because of the short maturity of these financial instruments.

The estimated carrying value of due from Novadex, due from and to shareholders, due to affiliates, long term debt, and non-current liabilities is not materially different from the carrying value for financial statement purposes at January 31, 1998 and 1997. It is not practical to estimate the fair value of the amounts due from Novadex, due from and to shareholders and due to affiliates, as there are no fixed terms of repayment. The long-term debt bears interest at rates approximating current market rates.

18. CONCENTRATION OF ACCOUNTS RECEIVABLE

At January 31, 1998, there was one customer of the Company which comprised 14% of the consolidated trade accounts receivable balance. The receivable from this customer was fully covered by export credit insurance provided by the Canadian government. There were no individual customer receivable balances in excess of 10% of the consolidated trade accounts receivable balance at January 31, 1997.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


Years ended January 31, 1998, 1997 and 1996



19. NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income". This Statement established standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is effective for financial statements for fiscal years beginning after December 15, 1997 and therefore the Company will adopt the new requirements retroactively in 1999.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information", which establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement is effective for financial statements for fiscal years beginning after December 15, 1997 and therefore the Company will adopt the new requirements retroactively in 1999.

20. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 1998 consolidated financial statements. In addition, shareholders' equity has been restated to reclassify the common shares subject to the put option described in note 11.