Form 10-K/A, Exhibit 13
period 1998-01-31
POLYDEX PHARMACEUTICALS LTD/BAHAMAS
filed 1998-06-01
CIK 317158

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

There are no governmental laws, decrees or regulations in the Commonwealth of the Bahamas applicable to the Registrant that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends or other payments to non-resident holders of the Registrant's Common Shares. Furthermore, there is no reciprocal tax treaty between the Commonwealth of the Bahamas and the United States regarding withholding, and U.S. holders of the Registrant's Common Shares are not subject to taxes under Bahamian law.

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