Form 10-K405, Exhibit 13
period 1999-01-31
POLYDEX PHARMACEUTICALS LTD/BAHAMAS
filed 1999-04-29
CIK 317158

FINANCIAL HIGHLIGHTS TABLE


Expressed in United States dollars
For the year ended January 31,                 1999               1998               1997              1996                 1995
Sales from Continuing Operations          $11,721,020        $ 9,842,365        $ 9,344,089        $ 8,459,563         $ 7,254,913
Net income (Loss) from
  Continuing Operations                       572,393            488,162            122,390         (1,165,534)         (1,034,622)
Net Income (Loss) per Common Share               0.19               0.17               0.04              (0.42)              (0.37)
Total Assets                               10,456,264          9,740,947          8,627,517          8,064,990           8,412,596
Long-term Borrowings                        1,158,187          1,478,578          1,555,551          1,633,041             821,179


STOCKHOLDER INFORMATION

Market for the Company's Common Stock and Related Shareholder Matters.

The Company's Common Shares are listed for trading on the NASDAQ SmallCap Market under the symbol POLXF, and on the Boston Stock Exchange under the symbol PXL.

The reported high and low bid prices of the Company's Common Shares on the NASDAQ SmallCap Market market for the past two calendar years were as follows (similar prices were quoted on the Boston Stock Exchange):


Stock Price                                 (Low and High Bid*)
Quarter Ended              1999                      1998                       1997
March 31                   2.500-2.500               4.125-4.250                7.190-7.810
June 30                                              3.250-3.875                6.250-6.500
September 30                                         2.188-2.375                9.750-10.000
December 31                                          3.125-3.438                6.813-7.438


* As adjusted to reflect the Company's completion on June 19, 1997 of a one-for-ten reverse stock split of its Common Shares and Class B Preferred Shares.

The quotations set out above represent prices for the specific dates between dealers and do not include retail mark-up, mark-down or commission. They do not represent actual transactions. These quotations have been supplied by the National Association of Securities Dealers, Inc.

As of March 31, 1999 there were approximately 794 holders of record of the Company's Common Shares.

The Company has paid no dividends in the past and does not consider likely the payment of any dividends in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's fiscal year ends on January 31st therefore fiscal year 1999 refers to the year ended January 31, 1999.

1999 COMPARED TO 1998

Sales increased 19% or $1,878,655 to $11,721,020 in fiscal 1999 from $9,842,365 in fiscal 1998. The growth in sales was primarily due to a greater volume at Veterinary Laboratories Inc. ("Vet Labs"), where sales increased by 30% or $1,781,185 to $7,712,966 in fiscal 1999 from $5,931,781 in fiscal 1998, and accounted for 66% and 60% of the Company's sales in fiscal 1999 and 1998, respectively.

Vet Labs products are broken down into 4 product lines. Injectables is the largest product line accounting for 62% and 60% of Vet Labs sales for fiscal 1999 and fiscal 1998, respectively. Sales of injectable products increased by 33% or $1,218,751 to $4,874,524 in fiscal 1999 from $3,655,773 in fiscal 1998 due to increased sales of Injectable Iron Dextran and of the two injectable vitamin products added in fiscal 1998.

Sales at Dextran Products Limited ("Dextran Products") increased slightly by 2% or $97,470 to $4,008,054 in fiscal 1999 from $3,910,584 in fiscal 1998, and accounted for 34% and 40% of the Company's sales in fiscal 1999 and 1998, respectively. Demand for Dextran and related products remained strong during the year. A reduction in the value of the Canadian dollar relative to the U.S. dollar reduced sales levels by close to 1%. Management expects sales demand to remain strong. Sales levels are expected to remain consistent next year.

The Company's gross profit increased 25% or $745,769 to $3,729,995 in fiscal 1999 from $2,984,226 in fiscal 1998. As a percentage of sales, gross profit increased to 32% from 30% in fiscal 1998. This was primarily due to the performance of Vet Labs. Vet Labs' gross profit increased 82% or $717,383 to $1,594,489 in fiscal 1999 from $877,106 in fiscal 1998. As a percentage of sales, gross profit increased to 21% from 15% in fiscal 1998. This rise was primarily attributable to the increased market penetration of Injectable Iron Dextran, the two new injectable products added in fiscal 1998 and the addition of three new powders, one of which is an approved ANADA. Management anticipates the approval of several ANADAs during the year. Management believes that these approvals will result in a continued increase in profit margins.

Dextran Products' gross profit decreased 2% or $33,198 to $1,598,876 in fiscal 1999 from $1,632,074 in fiscal 1998. As a percentage of sales, gross profit decreased to 40% from 42% in fiscal 1998. The main reason for the decrease in gross profit was an increase in materials costs without a corresponding sales price increase. In addition, refurbishment of two significant pieces of production equipment resulted in lost production time and therefore increased cost of sales, towards the end of the fiscal year. The decrease in margins was also partly offset by the effect of exchange rates because Dextran Products costs are incurred in Canadian dollars, while the majority of its sales are in U.S. dollars. Therefore if the Canadian dollar drops in relation to the U.S. dollar, margins increase. In fiscal 1999 such currency fluctuations resulted in a further 4% increase in margins in addition to a 1% increase for fiscal 1998.

Selling, promotion, general and administrative expenses decreased by 6% to $1,881,378 in fiscal 1999 from $2,001,865 in fiscal 1998 mainly due to the termination of a marketing contract entered into in 1998. As a percentage of sales, selling, promotion, general, and administrative expenses decreased to 16% in fiscal 1999 from 20% in fiscal 1998.

Research and development expenses decreased by 82% or $151,838 to $33,063 in fiscal 1999 from $184,901 in fiscal 1998 due mainly to the recognition of investment tax credits of $201,762 in fiscal 1999, as a result of the continued profitability of the Canadian operations. Total cash outlays for research and development increased by 10% or $20,837 to $234,825 in fiscal 1999 from $213,988 in fiscal 1998 before taking into account the recognition of investment tax credits. Investment tax credits recognized in fiscal 1998 amounted to $29,087.

The Company is conducting part of its research through collaborations with the Rush Institute in Chicago, Illinois, on a potential female contraceptive product, and the University of British Columbia on a potential treatment for cystic fibrosis. These institutes received additional funding from government sources during fiscal 1999 reducing the Company's cash requirements. Although continued government funding is never certain, the Company expects that this funding should continue due to the success of the work to date. The Company is also developing a treatment for human anemia in conjunction with an American pharmaceutical company. These projects are the primary focus of the Company's research and development activities in an effort to concentrate our resources. The Company is in discussion with potential partners who appear to be interested in these projects with a view to joint venturing one or all of them. The company has been reviewing several new research projects and upon the successful joint venturing of one or all of these projects, will initiate a development program.

Interest expense increased by 12% or $16,078 to $145,277 in fiscal 1999 from $129,199 in fiscal 1998. This increase is mainly due to an increase in balance due to shareholder during the year. Interest and other non-operating income increased by 7% or $3,967 to $62,280 in fiscal 1999 from $58,313 in fiscal 1998.

The provision for income taxes in fiscal 1999 was $645,725 as compared to a recovery of income taxes of $936,042 in fiscal 1998. $621,503 of this tax provision in fiscal 1999 relates to Dextran Products. The Company utilized Canadian tax loss carryforwards, investment tax credits and discretionary deductions to shelter approximately $363,000 of taxes that would have been payable in Canada for fiscal 1999. The Canadian operations still have significant research and development tax pools to offset current taxes payable. The tax recovery recorded in fiscal 1998 was due to the reduction in the valuation allowance against the Canadian deferred tax assets. If the Company's United States operations are able to demonstrate sustained profitability in future years, a similar adjustment to the valuation allowance may be required relating to the tax losses in the United States.

As a result of the foregoing, the Company recorded net income of $572,393 in fiscal 1999 as compared to a net income of $488,162 in fiscal 1998.

Management's primary objective for the coming year at Dextran Products is to continue with plant refurbishment. Management has performed extensive planning for the refurbishing process and believes that it will continue for two years and may have an impact on production time. This year we plan to install two major pieces of new production equipment. Management is developing contingency plans in case there are unexpected production interruptions. Although management believes that production interruptions will be minimal, it is possible that interruptions of up to 4 to 6 weeks could result which could cause sales to decrease by 10 to 20%. When fully complete, management expects the refurbishing to increase capacity by 50 to 100% with increased operating efficiencies. Until the refurbishing is complete, however, there could be decreases in profit margins due to the increased overhead costs and unexpected production interruptions.

Management's primary objective at Vet Labs will be to obtain approval for several ANADAs in the upcoming year. These ANADAs require individual approval by the United States Food and Drug Administration ("FDA") and consequently offer greater profit margins. Primary emphasis will be placed on the approval of injectable ANADAs and secondary emphasis on the approval of solutions.

1998 COMPARED TO 1997

Sales increased 5% or $498,276 to $9,842,365 in fiscal 1998 from $9,344,089 in fiscal 1997. The growth in sales was primarily due to a greater volume at Vet Labs, where sales increased by 15% or $789,247 to $5,931,781 in fiscal 1998 from $5,142,534 in fiscal 1997, and accounted for 60% and 55% of the Company's sales in fiscal 1998 and 1997, respectively. This increase was primarily attributable to increased sales of Injectable Iron Dextran and the addition of two new injectable vitamin products.

Management expects to continue its efforts to streamline the Vet Labs product line by discontinuing low margin items and replacing them with products that generate higher margins.

Sales at Dextran Products decreased slightly by 7% or $290,971 to $3,910,584 in fiscal 1998 from $4,201,555 in fiscal 1997, and accounted for 40% and 45% of the Company's sales in fiscal 1998 and 1997, respectively. This decrease was primarily attributable to Dextran Products drying equipment being refurbished over a period of three months thereby reducing the sales of one of the more profitable products. A reduction in the value of the Canadian dollar relative to the U.S. dollar accounted for almost 1% of this decrease in sales.

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

Selling, promotion, general and administrative expenses increased by 33% to $2,001,865 in fiscal 1998 from $1,501,581 in fiscal 1997 due in part to (i) costs associated with a marketing contract entered into in preparation for a new product, (ii) the first full year of salary for former Chairman, Dr. Alec Keith, and (iii) corporate expenses associated with the Company's June 1997 reverse stock split. As a percentage of sales, selling, promotion, general, and administrative expenses increased to 20% in fiscal 1998 from 16% in fiscal 1997.

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

Interest expense decreased by 15% or $22,264 to $129,199 in fiscal 1998 from $151,463 in fiscal 1997. This decrease is mainly due to the repayment of a loan due to an officer, director and major shareholder during the year and the renegotiation of the mortgage payable at Dextran Products. Interest and other non-operating income increased by 3% or $1,684 to $58,313 in fiscal 1998 from $56,629 in fiscal 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 1999 the Company generated cash of $1,639,326 from its operating activities compared to $196,489 for fiscal 1998. This increase was primarily attributable to an increase of income before taxes. The Company maintained $1,710,316 of working capital and a current ratio of 1.9:1 as of January 31, 1999 compared to $1,552,100 of working capital and a current ratio of 2.1:1 as of January 31, 1998.

At January 31, 1999, the Company had accounts receivable of $984,934 and $1,917,278 in inventory compared to $932,745 and $1,678,280, respectively, at January 31, 1998. The increase in accounts receivable was due to increased sales at Vet Labs. Inventories were increased in anticipation of higher first quarter sales and to allow for any production interruptions during the anticipated plant refurbishment at Dextran Products.

During fiscal 1999, 20,000 common shares and 7,500 options to purchase common shares were granted to two individuals that were instrumental in obtaining research grants for the Company. The common shares granted were valued at the closing market price on the date of the grant. The Company has a commitment to grant an additional 5,000 common shares and 3,750 options to purchase common shares in each of fiscal 2000 and fiscal 2001 to these individuals, subject to the completion of certain specified performance criteria.

The change in the accumulated other comprehensive income is entirely attributable to the currency translation adjustment of Dextran Products.

During the year the Company renegotiated the terms of the obligation to repurchase up to $1.4 million of the Company's common shares held by Continental Grain Company ("CGC"). The Company is required to make payments totaling $400,000 over the next three years. The deadline for CGC to exercise its option for sale of shares to the Company has been extended to March 15, 2002.

Dextran Products has a CDN$300,000 line of credit of which there were no outstanding borrowings as of January 31, 1999. Pending bank approval, Dextran Products expects to increase its line of credit to CDN$500,000 in the second quarter of fiscal 2000. Management anticipates using the increased credit line for the purposes of funding a portion of the costs associated with the refurbishment of the Toronto facility. Vet Labs has a $400,000 line of credit. At January 31, 1999, there were outstanding borrowings of $349,674 under this line of credit and the interest rate was 8.75%. Vet Labs also has a loan commitment for $300,000 to be used for the construction of a 12,000 square foot production and warehouse addition. Management expects to begin construction in the second quarter of fiscal 2000.

Management expects the primary source of its future capital needs to be a combination of company earnings and borrowings. The Company, at present, does not have any material commitments for capital expenditures.

Dextran Products has ongoing research commitments with the University of British Columbia to investigate the use of a special form of Dextran to combat the effects of cystic fibrosis. The Company is in discussions with certain companies about further financing or forming an alliance to further this research through clinical trials and to market but the results of these discussions are indeterminable at this time.

The Company is in discussions with certain companies to fund the further research necessary to commercialize the Cellulose Sulphate product, but the results of these discussions are indeterminable at this time.

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

YEAR 2000

The year 2000 issue refers to computer programs being written using two digits rather than four to define an applicable year. A company's hardware, date driven automated equipment or computer programs that have a two digit field to define the year may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure, disruption of operations, or inaccurate information calculations. Similar to other companies, the Company faces the challenge of ensuring that all of our computer related functions will work properly from the year 2000 and beyond.

The Company has completed a detailed assessment of its systems, and does not believe that the year 2000 computer issue will have a material adverse effect on the Company's core business operations. Management expects transactions with customers, suppliers, corporate partners and financial institutions to be fully supported by the Company's systems.

While management believes its planning and preparations will be adequate and complete well in advance of the year 2000, there can be no assurance that the systems of suppliers and other companies on which the Company relies will be year 2000 compliant on a timely basis, or that such failures by third parties will not have a material adverse effect on the Company's business, results of operations and financial condition. Management is in the process of developing contingency plans that focus on reducing any disruption that might be created by third parties with whom the Company does business being year 2000 noncompliant. Management does not expect the cost of its year 2000 initiative to be material to the company's results of operations or financial condition.

Forward-looking Statements Safe Harbor

This Annual Report, including the Management's Discussion and Analysis, contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events, including, but not limited to statements regarding management's expectations of regulatory approval and the commencement of sales. In addition, statements containing expressions such as "believes", "anticipates" or "expects" used in this Annual Report and the Company's periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission are intended to identify forward-looking statements. The Company cautions that these and similar statements in this Annual Report and in previously filed periodic reports including reports filed on Forms 10-K and 10-Q are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market conditions, the progress of clinical trials, and the results obtained, the establishment of new corporate alliances, the impact of competitive products and pricing, and the timely development, FDA approval and market acceptance of the Company's products, none of which can be assured. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

                                    CONSOLIDATED FINANCIAL STATEMENTS
                                    [Expressed in United States dollars]

                                    POLYDEX PHARMACEUTICALS LIMITED


                                    JANUARY 31, 1999, 1998 AND 1997

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of POLYDEX PHARMACEUTICALS LIMITED

We have audited the accompanying consolidated balance sheets of POLYDEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES as of January 31, 1999 and 1998 and the related consolidated statements of shareholders' equity, operations and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of POLYDEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES as of January 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999 in conformity with accounting principles generally accepted in the United States.



Toronto, Canada,                                          Ernst & Young LLP
March 12, 1999.                                           Chartered Accountants

POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      [Expressed in United States dollars]

As at January 31


                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
ASSETS [NOTES 7, 8, 11]
CURRENT
Cash                                                                   655,131            288,527
Trade accounts receivable [NOTE 17]                                    984,934            932,745
Inventories [NOTE 3]                                                 1,917,278          1,678,280
Prepaid expenses and other current assets                               69,188             64,727
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 3,626,531          2,964,279
Property, plant and equipment, net [NOTE 4]                          4,233,144          3,800,379
Patents, net [NOTE 5]                                                  166,404            217,374
Due from Novadex Corp. [NOTE 6]                                        658,574            712,185
Due from shareholder [NOTE 6]                                          903,037            935,416
Deferred income taxes [NOTE 13]                                        776,000            950,000
Other assets                                                            92,574            161,314
--------------------------------------------------------------------------------------------------
                                                                    10,456,264          9,740,947
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                                     1,189,886          1,001,620
Accrued liabilities                                                    466,556            355,167
Income taxes payable                                                    51,779                 --
Current portion of long-term debt [NOTE 8]                             107,994             55,392
Current portion of mandatorily redeemable capital stock [NOTE 11]      100,000                 --
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            1,916,215          1,412,179
Long-term debt [NOTE 8]                                                521,170            462,632
Due to shareholder [NOTE 6]                                            637,017            590,526
Due to affiliated companies [NOTE 6]                                        --            425,420
Deferred gain [NOTE 9]                                                 659,018            672,369
Deferred income taxes [NOTE 13]                                        148,083             26,439
Mandatorily redeemable capital stock [NOTE 11]                         300,000                 --
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    4,181,503          3,589,565
--------------------------------------------------------------------------------------------------
Redeemable capital stock [93,899 common shares;
   1998 - [149,899] [NOTE 11]                                        1,028,733          2,000,000
SHAREHOLDERS' EQUITY
Capital stock [NOTES 10 AND 11]
Authorized
   100,000 Class A preferred shares of $0.10 each
   899,400 Class B preferred shares of $0.016 each
   4,000,000 common shares of $0.016 each
Issued and outstanding
   899,400 Class B preferred shares                                     15,010             15,010
   2,923,018 common shares [1998 -2,846,998]                            48,552             47,283
Contributed surplus                                                 22,464,783         21,826,025
Deficit                                                            (16,498,775)       (17,071,168)
Accumulated other comprehensive income                                (783,542)          (665,768)
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           5,246,028          4,151,382
--------------------------------------------------------------------------------------------------
                                                                    10,456,264          9,740,947
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                      [Expressed in United States dollars]


Years ended January 31, 1999, 1998 and 1997



                                                                                                  ACCUMULATED OTHER       TOTAL
                                     PREFERRED         COMMON      CONTRIBUTED                      COMPREHENSIVE     SHAREHOLDERS'
                                       SHARES          SHARES        SURPLUS          DEFICIT           INCOME           EQUITY
                                         $                $             $                $                 $                $
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996              15,010          46,625       22,583,653      (17,681,720)        (522,851)       4,440,717

Exercise of options                      --               334          149,666             --               --            150,000
Net income for the year                  --              --               --            122,390             --            122,390
Currency translation
   adjustment                            --              --               --               --            (12,379)         (12,379)
Renegotiation of Continental
   Grain Company
   agreement [NOTE 11]                   --            (2,503)      (1,997,497)            --               --         (2,000,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997              15,010          44,456       20,735,822      (17,559,330)        (535,230)       2,700,728

Exercise of options for
   services provided                     --                40           17,990             --               --             18,030
Common shares issued for cash
   through private placement             --             2,661          997,339             --               --          1,000,000
Common shares issued for
   interest in Novadex
   International Inc.                    --               126           74,874             --               --             75,000
Net income for the year                  --              --               --            488,162             --            488,162
Currency translation
   adjustment                            --              --               --               --           (130,538)        (130,538)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998              15,010          47,283       21,826,025      (17,071,168)        (665,768)       4,151,382

Renegotiation of Continental
   Grain Company
   agreement [NOTE 11]                   --               935          570,332             --               --            571,267
Common shares issued in
   exchange for research and
   development                           --               334           68,426             --               --             68,760
Net income for the year                  --              --               --            572,393             --            572,393
Currency translation
   adjustment                            --              --               --               --           (117,774)        (117,774)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999              15,010          48,552       22,464,783      (16,498,775)        (783,542)       5,246,028
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      [Expressed in United States dollars]


Years ended January 31


                                                        1999              1998               1997
                                                          $                 $                  $
--------------------------------------------------------------------------------------------------
SALES                                             11,721,020         9,842,365          9,344,089
Cost of goods sold                                 7,991,025         6,858,139          6,890,059
--------------------------------------------------------------------------------------------------
GROSS MARGIN                                       3,729,995         2,984,226          2,454,030
--------------------------------------------------------------------------------------------------

EXPENSES
General and administrative                         1,728,050         1,599,255          1,341,887
Depreciation                                         458,107           450,136            484,718
Selling and promotion                                153,328           402,610            159,694
Research and development, net [NOTE 12]               33,063           184,901             92,063
Interest [NOTE 6]                                    145,277           129,199            151,463
Amortization                                          56,332           116,506            146,107
Write-down of patents [NOTE 5]                            --           608,994                 --
--------------------------------------------------------------------------------------------------
                                                   2,574,157         3,491,601          2,375,932
--------------------------------------------------------------------------------------------------
Income (loss) from operations                      1,155,838          (507,375)            78,098
--------------------------------------------------------------------------------------------------
Other income
   Interest and other [NOTE 6]                        62,280            58,313             56,629
--------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                1,218,118          (449,062)           134,727
Recovery of (provision for)
   income taxes [NOTE 13]                           (645,725)          936,042            (12,481)
Minority interest                                         --             1,182                144
--------------------------------------------------------------------------------------------------
NET INCOME FOR THE YEAR                              572,393           488,162            122,390
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

PER SHARE INFORMATION
Earnings per common share - basic                      $0.19             $0.17              $0.04
                          - diluted                    $0.19             $0.17              $0.04
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Weighted average number of common shares
   outstanding for the year                        2,999,415         2,923,864          2,817,718
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [Expressed in United States dollars]


Years ended January 31


                                                                    1999            1998            1997
                                                                      $               $               $
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the year                                           572,393         488,162         122,390
Add (deduct) items not affecting cash
   Depreciation and amortization                                  514,439         566,642         630,825
   Write-down of property, plant and equipment
     and patents                                                     --           608,994            --
   Deferred income taxes                                          363,125        (936,042)         12,481
   Legal expenses charged to deferred gain [NOTE 9]               (13,351)       (104,195)       (101,848)
   Royalty expense and interest income charged to
     due from Novadex Corp.                                        53,611          53,024          73,702
   Minority interest                                                 --            (1,182)           (144)
   Common shares issued in exchange for research
     and development [NOTE 10]                                     68,760          18,030            --
Net change in non-cash working capital balances related to
   operations [NOTE 14]                                            80,349        (496,944)       (563,148)
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                           1,639,326         196,489         174,258
---------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from sale of investment in
   Novatek International Inc.                                        --              --         1,278,412
Additions to property, plant and
   equipment and patents                                         (976,236)       (402,693)       (843,147)
Repayment of due from shareholder, net                             32,379        (935,416)           --
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  (943,857)     (1,338,109)        435,265
---------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from loans payable                                        34,103            --              --
Repayment of loans payable                                        (17,414)           --           (10,000)
Proceeds from long-term debt                                      178,473            --              --
Repayment of long-term debt                                       (67,333)        (66,817)        (52,085)
Repayment of advances from shareholders, net                       46,491         (14,949)        106,683
Repayment of due to affiliated companies                         (425,420)           --              --
Private placement of common shares                                   --         1,000,000            --
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  (251,100)        918,234          44,598
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           (77,765)        (91,578)        (62,951)
---------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                   366,604        (314,964)        591,170
Cash, beginning of year                                           288,527         603,491          12,321
---------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                 655,131         288,527         603,491
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 1999, 1998 and 1997



1. GENERAL

Polydex Pharmaceuticals Limited ["Polydex" or the "Company"] is incorporated in the Commonwealth of the Bahamas and its principal business activities, carried on through subsidiaries, include the manufacture and sale of veterinary pharmaceutical products and specialty chemicals. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated on consolidation.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and are stated net of investment tax credits earned.

INVENTORIES

Inventories of raw materials are stated at the lower of cost and net realizable value, cost being determined on a first-in, first-out basis. Work-in-process and finished goods are valued at the lower of cost and net realizable value, and include the cost of raw materials, direct labour and overhead expenses.

DEPRECIATION AND AMORTIZATION

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                               15 years
Machinery and equipment                 3 to 10 years

Patents are amortized on a straight-line basis over their estimated useful lives of ten years.

REVENUE RECOGNITION

Revenue from sales of manufactured products is recognized upon shipment to customers.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's Canadian operations has been determined to be Canadian dollars. All asset and liability accounts of these companies have been translated into United States dollars using the current exchange rate at the consolidated balance sheet dates. Revenue and expense items are translated using the average exchange rates for the year. The resulting gains and losses have been reported separately as other comprehensive income within shareholders' equity.

STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] and related Interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ["SFAS 123"]. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding, including redeemable capital stock, adjusted for the incremental shares, using the treasury stock method, attributed to outstanding options to purchase common stock. Incremental shares of nil, 5,880 and 8,712 in 1999, 1998 and 1997 respectively, were used in the calculation of diluted earnings per common share. Options to purchase 637,577, 151,096 and 196,500 shares of common stock in 1999, 1998 and 1997, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common shares.

COMPREHENSIVE INCOME

The only component of other comprehensive income is the cumulative translation adjustments arising on translation of the Company's Canadian operations. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of foreign subsidiaries, and as it is not practical to determine the amount, no taxes are provided on such amounts.

3. INVENTORIES

Inventories consist of the following:


                                                                         1999               1998
                                                                           $                  $
-------------------------------------------------------------------------------------------------
Finished goods                                                       1,186,110            937,686
Work-in-process                                                         53,023             77,828
Raw materials                                                          678,145            662,766
-------------------------------------------------------------------------------------------------
                                                                     1,917,278          1,678,280
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


                                              1999                               1998
                                ------------------------------     ------------------------------
                                        ACCUMULATED       NET                ACCUMULATED      NET
                                       DEPRECIATION/    BOOK                DEPRECIATION/    BOOK
                               COST    AMORTIZATION     VALUE      COST     AMORTIZATION    VALUE
                                  $          $             $          $           $            $
-------------------------------------------------------------------------------------------------
Land and buildings           3,190,251    505,790   2,684,461   2,887,235     380,003   2,507,232
Machinery and equipment      5,526,365  3,977,682   1,548,683   5,146,907   3,853,760   1,293,147
-------------------------------------------------------------------------------------------------
                             8,716,616  4,483,472   4,233,144   8,034,142   4,233,763   3,800,379
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

5. PATENTS

Patents consist of the following:


                                                                         1999               1998
                                                                           $                  $
-------------------------------------------------------------------------------------------------
Cost                                                                   385,948            410,835
Less accumulated amortization                                          219,544            193,461
-------------------------------------------------------------------------------------------------
                                                                       166,404            217,374
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

During 1998, the Company determined that the slow commercialization of certain patents was an indication of an impairment in their carrying value. Although the Company continues to pursue these commercial applications, the Company determined that an impairment write down of $608,994 would be appropriate. The Company is also continuing with the development of these patents in the area of human therapeutics but due to the risks associated with the drug regulatory approval process, these pursuits are considered research and development and accordingly, do not support on-going capitalization.

6. RELATED PARTY TRANSACTIONS

[a] AMOUNTS DUE FROM AND TO RELATED PARTIES

Amounts due from and due to related parties consist of the following:


                                                             1999          1998
                                                               $             $
--------------------------------------------------------------------------------
Amounts due from Novadex Corp. [i] [NOTE 12]               658,574       712,185
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Amounts due from shareholder [iii]                         903,037       935,416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Amounts due to shareholder [iv]                            637,017       590,526
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Amounts due to affiliated companies
   Usher Insurance Company Ltd. [ii]                            --       138,635
   Lincoln Underwriting Management Inc. [ii]                    --       286,785
--------------------------------------------------------------------------------
                                                                --       425,420
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Novadex Corp., Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. are each controlled by an officer, director and major shareholder of the Company [the "Major Shareholder"]. Amounts due from Novadex Corp. are collateralized by the pledge of future royalty payments [NOTE 12a].

     [i] The amount due from Novadex Corp. has no fixed terms of repayment, except that amounts may not be called prior to February 1, 2000. This balance is non-interest bearing, except that an amount of $110,474 [1998 - $164,085] included in the balance bears interest at the Canadian bank's prime lending rate [1999 - 6.75%; 1998 - 6.5%].

    [ii] The amounts due to Usher Insurance Company Ltd. and Lincoln Underwriting Management Inc. had no fixed terms of repayment and were non-interest bearing. The amounts were repaid in 1999.

   [iii] Amounts due from shareholder are due from the Major Shareholder and bear interest at the Canadian bank's prime lending rate plus 1.5% [1999 - 8.25%; 1998 - 8%], except for an amount of $250,000 which is non-interest bearing. These amounts have no fixed terms of repayment except that the amounts may not be called prior to February 1, 2000. The Major Shareholder has pledged 328,051 shares of the Company as collateral for this loan.

     [iv] Amounts due to shareholder bear interest at the Canadian bank's prime lending rate plus 1.5% [1999 - 8.25%; 1998 - 8%]. The Company is required to make monthly payments of $1,000. Upon the death of the Major Shareholder, the required monthly payment increases to $5,000. This loan may not be called by the Major Shareholder.

Interest recorded with respect to amounts due from and due to related parties are as follows:


                                                        1999              1998               1997
                                                          $                 $                  $
--------------------------------------------------------------------------------------------------
Interest income                                       38,472            33,019             17,670
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Interest expense                                      50,219            46,768             65,520
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

[b] ACQUISITION OF NOVADEX INTERNATIONAL INC.

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

7. BANK INDEBTEDNESS

The Company has an operating line of credit of Cdn. $300,000 [U.S. $198,500], none of which was utilized at January 31, 1999. This line of credit bears interest at the Canadian bank's prime lending rate plus 1.5% [1999 - 8.25%; 1998
- 8.0%]. Bank indebtedness is collateralized by a general security agreement over the Company's subsidiary Dextran Products Limited [Dextran].

8. LONG-TERM DEBT

Long-term debt consists of the following:


                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Mortgage payable [$145,659 Cdn] in monthly installments,
   bearing interest at a rate of 8.5%, and maturing January 2002, collateralized by land and building with a carrying value
   of $1,013,300 [$1,531,100 Cdn] as at January 31, 1999                96,399            129,663
Note payable to bank, maturing January 1, 2001,
   bearing interest at a rate of 8.75%,  collateralized by
   assignments of land, building and equipment with a
   carrying value of $1,983,800 as at January 31, 1999                 349,674            362,532
Note payable [$228,859 Cdn], under a capital lease, in
   monthly installments, bearing interest at a rate of 8.5%,
   and maturing November 30, 2001, collateralized by
   equipment with a carrying value of $146,400 [$221,200 Cdn]
   as at January 31, 1999                                              151,462                 --
Other                                                                   31,629             25,829
-------------------------------------------------------------------------------------------------
                                                                       629,164            518,024
Less current portion                                                   107,994             55,392
-------------------------------------------------------------------------------------------------
                                                                       521,170            462,632
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Principal repayments on the long-term debt are as follows:


                                                                            $
--------------------------------------------------------------------------------
2000                                                                    107,994
2001                                                                    427,360
2002                                                                     93,810
--------------------------------------------------------------------------------
                                                                        629,164
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES

[a] DEFERRED GAIN

During the year ended January 31, 1997, the Company sold its shares in Novatek International Inc., an unrelated company, for a gain of $878,412. Prior to April 28, 1996, these shares were subject to options held by unrelated parties. After April 28, 1996, these options expired and the Company sold the shares in the open market realizing the gain. Subsequently, the former option holders filed a lawsuit against the Company for unspecified damages alleging that the Company denied them the opportunity to exercise their options. The Company intends to vigorously defend the action; however, because the proceedings are in the preliminary stages, the ultimate outcome is not determinable. Accordingly, the Company has deferred the gain on this transaction until the likelihood of the outcome of the lawsuit is determinable. The reported gain has been reduced by legal fees of $13,351 in 1999, $104,195 in 1998 and $101,848 in 1997.

[b] OPERATING COMMITMENTS

The Company has obligations under non-cancellable operating leases of approximately $16,000 annually to the year 2002. Rental expense for the year totalled approximately $18,000 [1998 - $22,000; 1997 - $23,000].

10. CAPITAL STOCK

[a]  SHARE CAPITAL ISSUED AND OUTSTANDING

     [i] COMMON SHARES

     On January 11, 1999, the Company entered into an agreement to grant common shares and common share options to individuals involved in obtaining research grants for the Company; 20,000 common shares and 7,500 common share options were granted on January 11, 1999. Under this agreement, the Company has a commitment to grant an additional 5,000 common shares and 3,750 common share options on each of January 11, 2000 and January 11, 2001, subject to the completion of certain specified performance criteria. All common share options have an exercise price of $3.50 and a term of 5 years from date of issue. The 20,000 common shares issued on January 11, 1999 were valued at $68,760, using the closing market price on that day. The value of the 7,500 options issued is not significant and has not been recorded in the accounts. In addition, the Company issued 20 common shares for no consideration to adjust for fractional shares created by the reverse share split.

     During the year ended January 31, 1998, the shareholders of the Company passed a resolution authorizing a one-for-ten reverse share split. All comparative amounts and per share amounts have been restated to reflect the impact of this reverse split on a retroactive basis.

     During 1998, the Company issued 159,680 common shares for $1,000,000 in cash in a private placement. The Company also issued 2,404 common shares in exchange for past services rendered, valued at $18,030, 7,500 common shares in exchange for the 10% minority interest in the subsidiary, Novadex International Inc. [NOTE 6], and 2,095 common shares for no consideration to adjust for fractional shares created by the reverse share split.

     During the year ended January 31, 1997, the Major Shareholder exercised options for 20,000 common shares valued at $150,000. These shares were issued in exchange for partial settlement of the Major Shareholder's loan account with the Company.

     [ii]CLASS A PREFERRED SHARES

     The Class A preferred shares will carry dividends, be convertible into common shares of the Company and will be redeemable, all at rates as shall be determined by resolution of the Board of Directors. No Class A preferred shares have been issued to date.

     [iii] CLASS B PREFERRED SHARES

     The Class B preferred shares carry no dividends, are non-convertible and entitle the holder to one vote per share.

[b] SHARE OPTION PLAN

     [i] OPTIONS OUTSTANDING

     The Company maintains an incentive stock option plan for management personnel for an unlimited number of options to purchase common stock. Options granted have terms ranging from one to five years and vest immediately. At January 31, 1999, the Company has 640,327 options outstanding at exercise prices ranging from $3.50 to $10.00, and a weighted average price of $5.59. The options, which are immediately exercisable and expire on dates between May 31, 1999 and May 31, 2004, entitle the holder of an option to acquire one common share of the Company.

     Details of the outstanding options, which are all currently exercisable, are as follows:


                                                                            WEIGHTED AVERAGE
                                           SHARE OPTIONS                 OPTION PRICE PER SHARE
                                  ------------------------------      ----------------------------
                                  1999         1998         1997       1999       1998       1997
                                                                         $          $          $
-------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       BEGINNING OF YEAR       266,673      317,077      295,577       9.13       9.10       9.30
     Granted                   480,327      139,077       56,500       4.12       8.03       8.00
     Exercised                      --       (2,404)     (20,000)        --       7.50       7.50
     Cancelled or expired     (106,673)    (187,077)     (15,000)      7.83       8.08       8.70
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       END OF YEAR             640,327      266,673      317,077       5.59       9.13       9.10
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

     WEIGHTED AVERAGE FAIR
       VALUE OF OPTIONS GRANTED
       DURING THE YEAR           $2.37        $2.29        $4.95
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

     The following table summarizes information relating to the options outstanding at January 31, 1999:


                                                NUMBER           WEIGHTED AVERAGE        WEIGHTED
                                            OUTSTANDING AT           REMAINING            AVERAGE
          EXERCISE                            JANUARY 31,        CONTRACTUAL LIFE        EXERCISE
          PRICES                                 1999                [MONTHS]               PRICE
-------------------------------------------------------------------------------------------------
     $3.50                                       7,500                    59                $3.50
     $3.75                                     360,000                    64                $3.75
     $5.00                                      97,577                     4                $5.00
     $6.87                                         750                     4                $6.87
     $7.50                                      13,500                     4                $7.50
     $10.00                                    161,000                    17               $10.00
-------------------------------------------------------------------------------------------------
                                               640,327                                      $5.59
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

     [ii] PRO FORMA INFORMATION

     Adopting SFAS 123 would require the Company to estimate the fair value of any options granted and to reflect these amounts as compensation expense in determining net income for each year. In order to estimate the fair value of its options, the Company may use option pricing models which were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those options and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     However, as required by SFAS 123, pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rates of 5.39% [1998 - 5.36%; 1997
     - 5.48%]; dividend yields of nil [1998 and 1997 - nil]; volatility factors of the expected market price of the Company's common stock of 0.920 [1998 - 0.944; 1997 - 1.001], and an expected life of the options ranging from one to five years [1998 - one to three years; 1997 - one to four years]. For purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately.

     The Company's pro forma net income (loss) and earnings (loss) per share following SFAS 123 are as follows:


                                                        1999              1998               1997
                                                          $                 $                  $
--------------------------------------------------------------------------------------------------
     Pro forma net income (loss)                     (35,974)          297,184           (285,424)
     Pro forma earnings (loss) per share
       Basic                                          (0.01)              0.10             (0.10)
       Diluted                                        (0.01)              0.10             (0.10)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

11. VETERINARY LABORATORIES INC. ["VET LABS"]

[a] PURCHASE OBLIGATION TO CONTINENTAL GRAIN COMPANY

In 1992, the Company, through its 90% owned subsidiary, Chemdex Inc. ["Chemdex"] acquired 100% of the issued and outstanding share capital of Vet Labs from Continental Grain Company ["CGC"] for a total purchase price of $3,894,980, which was satisfied by issuing 194,749 common shares of the Company. The acquisition was accounted for by the purchase method.

The Major Shareholder had guaranteed that, by November 30, 1996, CGC would realize a value of $3,894,980 on the eventual sale of these shares or by granting CGC an option to put its remaining shares to the Major Shareholder at such a price to bring CGC's total consideration to $3,894,980. By November 1996, CGC had realized approximately $800,000 on the sale of 44,850 common shares but had not been able to sell all of its shares. On November 22, 1996, the terms of the original purchase agreement were amended.

In exchange for the Company reattributing net operating loss carryforwards of $5.0 million [carrying value of nil] which existed in Vet Labs at the time of acquisition by the Company and the Company assuming the purchase obligation of the Major Shareholder, CGC reduced the maximum repurchase obligation of the Company for CGC's remaining 149,899 common shares from approximately $3.1 million at November 22, 1996 to $2.0 million. In addition, the deadline for CGC to exercise its option for the sale of shares to the Company was extended from November 30, 1996 to May 30, 1999.

On December 23, 1998, the terms of the purchase agreement were revised whereby the deadline for CGC to exercise its option for the sale of shares to the Company has been extended from May 30, 1999 to March 15, 2002. In addition the Company is required to make payments against the outstanding repurchase obligation of $50,000 on each of May 1, 1999 and November 1, 1999 and payments of $75,000 on each of May 1, 2000, November 1, 2000, May 1, 2001 and November 1, 2001. These payments will reduce the maximum purchase obligation by $400,000 by November 1, 2001.

A continuity of this purchase contingency is as follows:


                                                                       NUMBER OF
                                                                         COMMON
                                                                        SHARES                $
-------------------------------------------------------------------------------------------------
Balance as at January 31, 1997 and January 31, 1998                    149,899          2,000,000
Reduction of liability due to sale of shares by CGC during the year     56,000            571,267
-------------------------------------------------------------------------------------------------
Balance as at January 31, 1999                                          93,899          1,428,733
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Redeemable capital stock is presented as follows:


                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Current portion of mandatorily redeemable capital stock                100,000                 --
Mandatorily redeemable capital stock                                   300,000                 --
Redeembable capital stock                                            1,028,733          2,000,000
-------------------------------------------------------------------------------------------------
                                                                     1,428,733          2,000,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

In order to ensure that there is an orderly disposition of shares, CGC has agreed not to sell more than an average of 5,000 shares per month in any six-month period. If CGC has not been able to sell an average of 5,000 shares per month at an average price of $13.34 per share, the Company will issue to CGC additional shares such that the proceeds realized by CGC in the six-month period plus the market value of the additional shares issued will leave CGC in the same position as if it had sold shares at an average price of $13.34 per share. If CGC's sale of shares at the end of each six-month period is at an average price greater than $13.34 per share, then CGC will return to the Company sufficient additional shares to reduce the average price to $13.34 per share. Throughout fiscal 1999, the shares have traded at values in a range of $2.00 to $6.63 and as at January 31, 1999, the closing market price was $3.69. To date, CGC has not requested any additional shares under this agreement. Any shares issued will be considered to be a component of the original transaction value and would be recorded at nominal consideration. The assets of Vet Labs have been pledged as collateral for this guarantee.

[b] SPARHAWK LABORATORIES, INC. ["SPARHAWK"]

In 1992, Vet Labs and Sparhawk entered into a joint venture [collectively referred to as the "Joint Venture"] for the purpose of manufacturing and selling veterinary pharmaceutical products. Sparhawk is an affiliated company owned primarily by the management of the Joint Venture. The Company controls the Joint Venture through its control of the Board of Directors. The Company has funded the Joint Venture's losses since 1992, and accordingly has recorded 100% of these losses in the consolidated financial statements. As at January 31, 1999, future profits of approximately $1,600,000 will accrue to the Company until Sparhawk's share of losses since 1992 have been recovered. Subsequent income will be allocated 50% to Vet Labs and 50% to Sparhawk.

12. LICENSE AGREEMENTS AND RESEARCH AND DEVELOPMENT

[a]  IRON DEXTRAN PROCESS

Effective February 1, 1995, the Company entered into an agreement with Novadex Corp., whereby Novadex Corp. granted the Company the exclusive worldwide license to use a certain process developed by Novadex Corp. for producing Iron Dextran. The term of this license agreement is 10 years. The Company pays a license fee based on production volumes. The total royalty expense incurred during the year was $63,897 [1998 - $71,088, 1997 - $88,835].

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

In conjunction with the Agreement, UBC granted the Company, through a sub-licensing agreement with Novadex Pharmaceuticals, an exclusive worldwide license to manufacture, distribute and sell products derived or developed from the research performed. The Company will pay a quarterly royalty to both UBC and Novadex Pharmaceuticals, based on net sales.

Costs incurred during the year in relation to the Agreement totalled $11,268 [1998 - $71,338; 1997 - $55,483].

[c]  INVESTMENT TAX CREDITS

The Company has made claims for investment tax credits on research and development activities for the current year. Research and development expenses have been reduced by investment tax credits recorded during the year of approximately $201,000 [1998 - $29,000; 1997 - $24,000].

13. INCOME TAXES

[a] Substantially all of the Company's activities are carried out through operating subsidiaries in Canada and the United States. The Company's effective income tax rate is dependent on the tax legislation in each country and the operating results of each subsidiary and the parent company.

     The components of income (loss) before income taxes and minority interest are as follows:


                                                              1999            1998           1997
                                                                $               $              $
-------------------------------------------------------------------------------------------------
     Bahamas                                              (579,880)     (1,654,659)      (574,139)
     Canada                                              1,322,937       1,247,816      1,114,456
     United States                                         475,061         (42,219)      (405,590)
-------------------------------------------------------------------------------------------------
                                                         1,218,118        (449,062)       134,727
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

     The income tax provision consists of the following:


                                                                 1999          1998         1997
                                                                   $             $            $
-------------------------------------------------------------------------------------------------
Provision for income taxes based on Bahamian income              --            --            --
Foreign withholding taxes on Bahamian income                   24,222          --            --
-------------------------------------------------------------------------------------------------
                                                               24,222          --            --

Provision for income taxes based on Canadian statutory
  income tax rates                                            621,503       570,484       497,047
Benefit of previously unrecorded Canadian tax items              --        (556,526)     (484,566)
Reduction in valuation allowance                                 --        (950,000)         --
-------------------------------------------------------------------------------------------------
                                                              621,503      (936,042)       12,481

Provision for (recovery of) income taxes based on
  United States income tax rates                               47,827       (16,888)     (162,236)
Benefit of previously unrecorded United States tax items      (47,827)         --            --
United States losses not recognized                              --          16,888       162,236
-------------------------------------------------------------------------------------------------
PROVISION FOR (RECOVERY OF) INCOME TAXES                      645,725      (936,042)       12,481
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:


                                                         1999            1998           1997
                                                           $               $              $
--------------------------------------------------------------------------------------------
Canadian federal deferred tax recovery               (232,704)       (950,000)            --
Canadian federal deferred tax expense                 595,829          13,958         12,481
Canadian federal current tax expense                  258,378              --             --
Bahamian foreign withholding tax expense               24,222              --             --
--------------------------------------------------------------------------------------------
                                                      645,725        (936,042)        12,481
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

[b] Deferred tax assets have been provided on temporary differences which consist of the following:


                                                              1999            1998           1997
                                                                $               $              $
     --------------------------------------------------------------------------------------------
     DEFERRED TAX ASSETS
     Canadian
       Non-capital losses                                       --         123,000        467,000
       Unclaimed research and development expenses         749,000         923,000        954,000
       Investment tax credits                               58,000         194,000        223,000
       Amortization of property, plant and equipment which
         has not yet been claimed for income tax purposes   64,000          48,000        238,000
       Other items                                         183,000         143,000        160,000
     United States
       Net operating losses                                670,000         715,000        699,000
     --------------------------------------------------------------------------------------------
                                                         1,724,000       2,146,000      2,741,000
     Less valuation allowance                              948,000       1,196,000      2,741,000
     --------------------------------------------------------------------------------------------
     NET DEFERRED TAX ASSETS                               776,000         950,000             --
     --------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------

     During 1998, as a result of the sustained profitability of the Company's Canadian operations and the resulting ability to utilize the Company's Canadian tax losses and deductions and after considering the expectations for continued profitability of the Canadian operations into the future, the Company determined that the valuation allowance should be reduced by $950,000 in 1998.

     Deferred tax liabilities of $148,083 at January 31, 1999 [1998 - $26,439] have been provided on temporary differences arising from differences between the carrying amount for financial reporting purposes and the amounts used for income tax purposes for investment tax credits.

[c] The Canadian subsidiaries have deductions available to reduce future years' income for tax purposes on account of net temporary differences resulting from expense items reported for tax purposes in different periods than for financial statement purposes totalling $2.5 million and $1.6 million for federal and provincial purposes, respectively. Certain Canadian subsidiaries also have net capital losses available for carryforward of $435,000 available to offset future taxable capital gains. These potential deductions and net capital losses have an indefinite carryforward period.

     Certain Canadian subsidiaries have also earned investment tax credits of $58,000 which are available to offset federal future income taxes payable expiring from 2007 through 2009.

     The benefits associated with these losses, deductions and investment tax credits have been recorded in the consolidated financial statements to the extent described in note 13 [b].

[d] The U.S. subsidiaries of the Company have net operating loss carryforwards for tax purposes of approximately $1.7 million which expire from 2005 to 2013.

     The benefits associated with these losses have been recorded in the consolidated financial statements to the extent described in note 13 [b].

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:


                                                        1999              1998               1997
                                                          $                 $                  $
-------------------------------------------------------------------------------------------------
DECREASE (INCREASE) IN CURRENT ASSETS
Trade accounts receivable                            (72,465)          142,389           (371,576)
Inventories                                         (274,495)         (444,290)           140,539
Prepaid expenses and other current assets             59,688           (94,889)             1,499
-------------------------------------------------------------------------------------------------
                                                    (287,272)         (396,790)          (229,538)
INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable                                     191,939           (25,489)          (280,479)
Accrued liabilities                                  123,220           (74,665)           (53,131)
Income taxes payable                                  52,462                --                 --
-------------------------------------------------------------------------------------------------
                                                      80,349          (496,944)          (563,148)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Cash paid during the year for interest was $95,058 [1998 - $82,536; 1997 - $85,943]. Cash paid during the year for income taxes was $1,142 [1998 - nil; 1997 - nil].

Excluded from the consolidated statements of cash flows for the year ended January 31, 1999 is the issuance of 20,000 common shares of the Company in exchange for services rendered to the Company [NOTE 10].

Excluded from the consolidated statements of cash flows for the year ended January 31, 1998 is the issuance of 2,404 common shares of the Company in exchange for services rendered to the Company[NOTE 10] and the acquisition of the remaining 10% interest in Novadex International Inc. [NOTE 10] from the minority shareholder in exchange 7,500 common shares.

Excluded from the consolidated statements of cash flows for the year ended January 31, 1997 is the issuance of 20,000 common shares of the Company in exchange for a reduction in the Major Shareholder's loan account.

The above transactions are considered non-cash financing and investing activities.

15. SEGMENTED INFORMATION

All of the operations of the Company are carried on through Dextran in Canada and through Chemdex in the United States. The operations of Chemdex represent the veterinary products business and the operations are carried out through its wholly-owned subsidiary, Vet Labs. Each of Dextran and Chemdex operates as a strategic business unit offering different products. Each subsidiary comprises a reportable segment as follows:

Dextran - manufactures and sells bulk quantities of Dextran and several of its derivatives to large pharmaceutical companies throughout the world.

Veterinary products - manufactures and sells veterinary pharmaceutical products and specialty chemicals in the United States. The primary customers are distributors and private labelers, who in turn sell to the end-user of these products.

The Company evaluates segment performance based primarily on operating income, excluding unusual items. The Company accounts for intersegment sales as if the sales were to third parties at current market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

[a] The following is condensed segment financial information for the years ended
    January 31, 1999, 1998 and 1997:


                                                                    VETERINARY
JANUARY 31, 1999                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Gross sales                                        4,688,490         7,712,966         12,401,456
Intercompany sales                                   680,436                --            680,436
Interest expense                                      52,070            42,988             95,058
Depreciation and amortization                        198,967           277,854            476,821
Income from operations                             1,394,289           668,397          2,062,686
Interest income                                       19,726                --             19,726
Segment assets                                     4,975,015         4,156,641          9,131,656
Capital expenditures                                 855,257           115,617            970,874
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



                                                                    VETERINARY
JANUARY 31, 1998                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Gross sales                                        4,587,224         5,931,781         10,519,005
Intercompany sales                                   676,640                --            676,640
Interest expense                                      38,557            43,874             82,431
Depreciation and amortization                        220,094           237,266            457,360
Income from operations                             1,232,846           (39,437)         1,193,409
Interest income                                       32,004                --             32,004
Segment assets                                     4,298,053         3,954,651          8,252,704
Capital expenditures                                 270,095           131,320            401,415
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                                    VETERINARY
JANUARY 31, 1997                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Gross sales                                        4,617,389         5,142,534          9,759,923
Intercompany sales                                   415,834                --            415,834
Interest expense                                      37,127            48,816             85,943
Depreciation and amortization                        199,200           299,006            498,206
Income from operations                             1,071,591          (417,158)           654,433
Interest income                                       42,865                --             42,865
Capital expenditures                                 744,186            94,744            838,960
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

[b] The following reconciles segment information presented above to the consolidated financial statements for the years ending January 31:


                                                        1999             1998                1997
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Gross sales:
Gross sales from segments                         12,401,456        10,519,005          9,759,923
Intercompany sales elimination                      (680,436)         (676,640)          (415,834)
-------------------------------------------------------------------------------------------------
                                                  11,721,020         9,842,365          9,344,089
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                        1999             1998                1997
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Income (loss) before income taxes and minority interest:
Operating income (loss) from segments              2,062,686         1,193,409            654,433
Unallocated corporate expenses                      (917,912)       (1,091,790)          (576,335)
Write-down of patents                                     --          (608,994)                --
Interest and other income                             73,344            58,313             56,629
-------------------------------------------------------------------------------------------------
                                                   1,218,118          (449,062)           134,727
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                                         1999                1998
                                                                         $                     $
-------------------------------------------------------------------------------------------------
Assets:
Assets from segments                                                 9,131,656          8,252,704
Corporate assets                                                     1,324,608          1,488,243
-------------------------------------------------------------------------------------------------
                                                                    10,456,264          9,740,947
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                       TOTAL                         CONSOLIDATED
JANUARY 31, 1999                                    SEGMENTS        CORPORATE              TOTALS
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Other significant items:
Interest expense                                      95,058            50,219            145,277
Depreciation and amortization                        476,821            37,618            514,439
Interest income                                       19,726            27,345             47,071
Capital expenditures                                 970,874             5,362            976,236
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                       TOTAL                         CONSOLIDATED
JANUARY 31, 1998                                    SEGMENTS        CORPORATE              TOTALS
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Other significant items:
Interest expense                                      82,431            46,768            129,199
Depreciation and amortization                        457,360           109,282            566,642
Interest income                                       32,004            22,074             54,078
Capital expenditures                                 401,415            54,667            456,082
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                       TOTAL                         CONSOLIDATED
JANUARY 31, 1997                                    SEGMENTS        CORPORATE              TOTALS
                                                       $                 $                     $
-------------------------------------------------------------------------------------------------
Other significant items:
Interest expense                                      85,943            65,520            151,463
Depreciation and amortization                        498,206           132,619            630,825
Interest income                                       42,865                --             42,865
Capital expenditures                                 838,960             4,187            843,147
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

[c] Consolidated sales by destination are as follows:


                                                        1999             1998                1997
                                                          $                $                   $
-------------------------------------------------------------------------------------------------
United States                                      8,321,738         6,477,247          5,852,313
Canada                                               593,836           699,539            792,051
Europe                                             1,621,951         1,574,569          1,470,159
Pacific Rim                                        1,039,627           912,530            983,029
Other                                                143,868           178,480            246,537
-------------------------------------------------------------------------------------------------
                                                  11,721,020         9,842,365          9,344,089
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

[d] Long-lived assets by country of domicile are as follows:


                                                                         1999                1998
                                                                           $                   $
-------------------------------------------------------------------------------------------------
United States                                                        2,107,865          2,270,102
Canada                                                               2,213,621          1,637,333
Bahamas                                                                 78,062            110,318
-------------------------------------------------------------------------------------------------
                                                                     4,399,548          4,017,753
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

[e] For the year ending January 31, 1999, the veterinary products industry segment has three customers that each account for more than 10% of the Company's total revenue. These three customers combined accounted for approximately $4,323,000 of the Company's total revenue.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies.

The carrying values of cash, trade accounts receivable, accounts payable and accrued liabilities approximate their fair values at January 31, 1999 because of the short maturity of these financial instruments.

The estimated fair values of the amounts due from Novadex Corp., due from and to shareholders, due to affiliated companies, long-term debt and other long-term liabilities are not materially different from the carrying values for financial statement purposes at January 31, 1999 and 1998.

17. CONCENTRATION OF ACCOUNTS RECEIVABLE

At January 31, 1999, there were two [1998 - one] customers of the Company which comprised 26% [1998 - 14%] of the trade accounts receivable balance.

18. NEW ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement No. 133 ["SFAS 133"], "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 1999. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Adoption of this standard is not expected to have a material impact on the financial position or results of operations of the Company.