Form 10-K405, Exhibit 13
period 2000-01-31
POLYDEX PHARMACEUTICALS LTD/BAHAMAS
filed 2000-04-28
CIK 317158

                                                                     EXHIBIT 13

POLYDEX PHARMACEUTICALS LIMITED

FINANCIAL HIGHLIGHTS TABLE A 5 year review


Expressed in United States dollars
For the year ended January 31        2000            1999              1998             1997              1996
Sales from Continuing Operations     $13,096,449     $11,721,020       $9,842,365       $9,344,089        $8,459,563
Net Income(Loss) from
      Continuing Operations              969,843         572,393          488,162          122,390        (1,165,534)
Net Income(Loss)
      per Common Share                         0.32             0.19             0.17             0.04              (0.42)
Total Assets                          12,018,356       10,456,264        9,740,947        8,627,517         8,064,990
Long-term borrowings                   2,385,541        1,158,187        1,478,578        1,555,551         1,633,041

SHAREHOLDER INFORMATION.

Market for the Company's Common Shares and Related Security Holder Matters.

The Company's common shares are listed for trading on the NASDAQ SmallCap Market System under the symbol POLXF, and on the Boston Stock Exchange under the symbol PXL.

The reported high and low bid prices of the common shares on the over-the-counter market for the past two calendar years were as follows (similar prices were quoted on the Boston Stock Exchange):


Stock Price                                 (Low and High Bid)
Quarter Ended              2000                      1999                       1998
March 31                   7.875-9.750               2.500-2.500                4.125-4.250
June 30                                              4.625-4.625                3.250-3.875
September 30                                         2.781-2.781                2.188-2.375
December 31                                          3.969-4.563                3.125-3.438

The quotations set out above represent prices for the specific dates between dealers and do not include retail mark-up, mark-down or commission. They do not represent actual transactions. These quotations have been supplied by the National Association of Securities Dealers, Inc.

As of March 31, 2000 there were approximately 751 holders of record of the Company's Common Shares.

The Company has paid no dividends in the past and does not consider likely the payment of any dividends in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Fiscal year 2000 refers to the Company's fiscal year ended January 31, 2000.

2000 COMPARED TO 1999

The operations of the Company are carried on through Dextran Products Limited ("Dextran Products") in Canada and through Chemdex, Inc. ("Chemdex") in the United States. The operations of Chemdex are carried on through its wholly-owned subsidiary, Veterinary Laboratories, Inc. ("Vet Labs"). Each of Dextran Products and Chemdex operates as a strategic business unit. Dextran Products manufactures and sells bulk quantities of Dextran and several of its derivatives to large pharmaceutical companies throughout the world. Chemdex manufactures and sells veterinary pharmaceutical products and specialty chemicals in the United States. The primary customers are distributors and private labelers, who in turn sell to the end-user of these products.

Sales of the Company increased 12% or $1,375,429 to $13,096,449 in fiscal 2000 from $11,721,020 in fiscal 1999. The growth in sales was primarily due to a greater volume at Chemdex, where sales increased by 14% or $1,108,011 to $8,820,977 in fiscal 2000 from $7,712,966 in fiscal 1999, and accounted for 67% and 66% of the Company's sales in fiscal 2000 and 1999, respectively.

Chemdex products are broken down into 4 product lines. Injectables is the largest product line accounting for 65% and 62% of Chemdex sales for fiscal 2000 and fiscal 1999, respectively. Sales of injectable products increased by 17% or $838,095 to $5,712,619 in fiscal 2000 from $4,874,524 in fiscal 1999 due to increased market penetration of the injectable line. Management expects sales trends to continue to increase with the introduction of new products in the coming years.

Sales at Dextran Products increased by 7% or $267,418 to $4,275,472 in fiscal 2000 from $4,008,054 in fiscal 1999, and accounted for 33% and 34% of the Company's sales in fiscal 2000 and 1999, respectively. This increased sales level was achieved in fiscal 2000 despite anticipated production interruptions experienced in the fourth quarter due to the installation of new production equipment. Demand for Dextran and related products remained strong during the year and management expects such strong demand to continue. Sales levels are expected to increase slightly next year.

The Company's gross profit decreased 3% or $106,482 to $3,623,513 in fiscal 2000 from $3,729,995 in fiscal 1999. As a percentage of sales, the Company's gross profit decreased to 28% from 32% in fiscal 1999. Chemdex' gross profit increased 18% or $283,666 to $1,878,155 in fiscal 2000 from $1,594,489 in fiscal 1999. As a percentage of sales, Chemdex' gross profit remained constant at 21% as compared to fiscal 1999. This rise in gross profit at Chemdex was attributable to a 17% increased market penetration of the injectable products. Management anticipates the approval of several Abbreviated New Animal Drug Applications ("ANADAs") during the coming years. Management believes that these approvals will result in an increase in profit margins.

Dextran Products' gross profit, excluding profit on intercompany sales, was $1,642,483 in fiscal 2000, representing 38% of sales. The gross profit and margins decreased significantly during the fourth quarter of fiscal 2000 due to the anticipated production interruptions during the installation of new production equipment. No such production interruptions are scheduled for the coming year, therefore margins are expected to return to normal levels. Dextran Products' costs are incurred in Canadian dollars, while the majority of its sales are in U.S. dollars. Therefore if the Canadian dollar rises in relation to the U.S. dollar, margins decrease. In fiscal 2000 such currency fluctuations resulted in only a 1% decrease in margins.

Selling, promotion, general and administrative expenses decreased by 9% to $1,716,445 in fiscal 2000 from $1,881,378 in fiscal 1999 mainly due to a reduction in senior management salaries. In fiscal 1999,the former President of Chemdex, Natu Patel, retired and was not replaced. In addition, senior management bonuses were reduced in fiscal 2000. As a percentage of sales, selling, promotion, general, and administrative expenses decreased to 13% in fiscal 2000 from 16% in fiscal 1999.

In fiscal 2000, the Company spent $677,111 on research and development expenditures as compared to $234,825 in fiscal 1999. This increase of $442,286 or 188% is due to new product development costs relating to the development of a raw material for a human injectable product. Development costs for this project are expected to continue in fiscal 2001. In addition, there was a reduction in fiscal 2000 in the recognition of investment tax credits, which offset the cost of research and development. The total investment tax credit benefit recognized in fiscal 2000 was $39,794 as compared to $201,762 in fiscal 1999. The investment tax credit benefit recognized in fiscal 2000 relates strictly to investment tax credits earned in the current year. The large benefit recognized in 1999 was a result of utilizing previously unrecognized investment tax credit benefits. As a result, the Company recorded research and development expense, net of investment tax credits, of $637,317 and $33,063 in fiscal 2000 and fiscal 1999, respectively.

The Company has several research and development projects in process. The Company is conducting part of its research through collaborations with Rush Medical Center in Chicago, Illinois, on a potential female antimicrobial contraceptive product ("Ushercell"), and the University of British Columbia on a potential treatment for cystic fibrosis.

In fiscal 2000, the Company received a patent on the antimicrobial properties of Ushercell in connection with the Program for the Topical Prevention of Conception and Disease. During the year, Contraceptive Research and Development ("CONRAD") Program and the Company received approval to initiate a Phase I clinical trial on tolerance of the female contraceptive product. This Phase I trial was successfully completed and CONRAD continues to support this project. Management expects that funding for Phase II research will be successfully obtained due to the success of the work to date.

In fiscal 2000, the Company licensed the cystic fibrosis product to BCY Ventures Inc. ("BCY Ventures") of Vancouver, British Columbia. Under this license agreement, BCY Ventures will provide funding for research and development and will pay a royalty to the Company based on sales and sublicensing revenue in return for the exclusive right to sublicense, manufacture, distribute and sell the product or products developed. BCY Ventures has since raised funds to continue the research and development of the product.

Interest expense increased by 2% or $2,711 to $147,988 in fiscal 2000 from $145,277 in fiscal 1999. Interest expense is expected to rise in fiscal 2001 because of the financing of the production equipment at Dextran Products.

Income from operations for the Company in fiscal 2000 totaled $601,963, a decrease of $553,875 or 48% from $1,155,838 in fiscal 1999. Income from operations at Chemdex remained relatively consistent at $684,655 in fiscal 2000, an increase of $16,258 or 2% from $668,397 in fiscal 1999. The increase in sales and gross profit at Chemdex was offset by the increased research and development costs.

Income from operations at Dextran Products in fiscal 2000 was $659,994, a decrease of $734,295 or 53% from $1,394,289 in fiscal 1999. This decrease in income from operations is a result of the decrease in gross profit, the significant increase in research and development expenses and the decrease in investment tax credit benefits recognized in fiscal 2000, as described above.

Interest and other non-operating income increased by 286% or $178,152 to $240,432 in fiscal 2000 from $62,280 in fiscal 1999. This increase is a result of recognizing the previously deferred gain on the sale of Novatek International Inc. shares due to settlement of a lawsuit.

The recovery of income taxes in fiscal 2000 was $127,448 as compared to a provision for income taxes in fiscal 1999 of $645,725. A tax recovery of $400,000 was recorded in fiscal 2000 due to the reduction in the valuation allowance against the United States deferred tax assets. The Company's United States operations have now demonstrated sustained profitability and it is more likely than not that the United States net operating tax losses will be utilized, therefore the tax benefit of these losses has been recognized in fiscal 2000.

A tax provision of $270,640 relating to Dextran Products was recorded in fiscal 2000 as compared to $621,503 in fiscal 1999. The decrease in the Canadian tax provision is a result of the decrease in profitability of Dextran Products in fiscal 2000. The Canadian operations continue to have significant research and development tax pools to offset current taxes payable.

As a result of the foregoing, the Company recorded net income of $969,843 in fiscal 2000 as compared to a net income of $572,393 in fiscal 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2000 the Company generated cash of $800,084 from its operating activities compared to $1,656,015 for fiscal 1999. This decrease was primarily attributable to a substantial increase in research and development expenses. The Company maintained $1,735,162 of working capital and a current ratio of 1.7:1 as of January 31, 2000 compared to $1,710,316 of working capital and a current ratio of 1.9:1 as of January 31, 1999. This slight decrease in working capital is primarily due to the settlement of a lawsuit resulting from the sale of Novatek International Inc. shares.

At January 31, 2000, the Company had accounts receivable of $1,204,495 and $2,051,251 in inventory compared to $984,934 and $1,917,278, respectively, at January 31, 1999. The increase in accounts receivable was due to increased sales at Vet Labs. The inventory levels have remained relatively consistent.

During fiscal 2000, capital expenditures totaled $1,318,626 as compared to $976,236 in fiscal 1999. This increase is a result of continued refurbishment costs at the Dextran Products plant in Toronto. The majority of these capital expenditures at Dextran Products were financed with capital leases.

The change in the accumulated other comprehensive income is entirely attributable to the currency translation adjustment of Dextran Products. Dextran Products' functional currency is the Canadian dollar. This currency translation adjustment arises from the translation of Dextran Products' financial statements to U.S. dollars.

During fiscal 2000, the ContiGroup Companies, Inc. (formerly Continental Grain Company) ("CGC") disposed of all its shareholdings of the Company. Prior to this, the Company had a contingent purchase obligation for the shares held by CGC. The Company is required to make payments totaling $300,000 over the next two years and a final payment of $585,343 on March 15, 2002 to satisfy this purchase obligation.

During fiscal 2000, a lawsuit over the gain on sale of Novatek International Inc. shares was settled. Under the terms of the settlement agreement, the Company is required to make a payment of $150,000 on February 10, 2000 and 24 monthly payments of $13,542.

Dextran Products has a CDN$750,000 line of credit of which there were no outstanding borrowings as of January 31, 2000. Management anticipates using the credit line for the purposes of funding a portion of the costs associated with the refurbishment of the Toronto facility.

Management expects the primary source of its future capital needs to be a combination of company earnings and borrowings. The Company, at present, does not have any material commitments for capital expenditures, although management plans to continue the plant refurbishment at Dextran Products.

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

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. In fiscal 2000, there were no significant costs in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

MANAGEMENT OBJECTIVES

Management's primary objective for the coming year at Dextran Products is to continue with plant refurbishment. Management has performed extensive planning for the refurbishing process and believes that it will continue for another two years. This year, management plans to upgrade the electrical room to increase capacity and install a new piece of production equipment. There are no scheduled production interruptions as a result of this refurbishing in fiscal 2001. Although management believes that production interruptions will be minimal, management is developing contingency plans in case there are unexpected production interruptions. When fully complete, management expects the refurbishing to increase capacity by 50 to 100% with increased operating efficiencies. Until the refurbishing is complete, however, there could be decreases in profit margins due to the increased overhead costs and unexpected production interruptions.

Management's primary objective at Vet Labs is product development and marketing of licensed products. These licensed products require individual approval by the United States Food and Drug Administration ("FDA") and consequently offer greater profit margins. Primary emphasis will be placed on the approval of injectable ANADAs and secondary emphasis on the approval of solutions and powders.

FORWARD-LOOKING STATEMENTS SAFE HARBOR

This Annual Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations section, contains various "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events, including, but not limited to statements regarding management's expectations of regulatory approval and the commencement of sales. In addition, statements containing expressions such as "believes", "anticipates" or "expects" used in this Annual Report and the Company's periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission are intended to identify forward-looking statements. The Company cautions that these and similar statements in this Annual Report and in previously filed periodic reports including reports filed on Forms 10-K and 10-Q are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market conditions, the progress of clinical trials and the results obtained, the establishment of new corporate alliances, the impact of competitive products and pricing, and the timely development, FDA approval and market acceptance of the Company's products, none of which can be assured. Results actually achieved may differ materially from expected results as a result of these or other factors.

                                    CONSOLIDATED FINANCIAL STATEMENTS
                                    [Expressed in United States dollars]

                                    POLYDEX PHARMACEUTICALS LIMITED



                                    JANUARY 31, 2000, 1999 AND 1998

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders of POLYDEX PHARMACEUTICALS LIMITED

We have audited the accompanying consolidated balance sheets of POLYDEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES as of January 31, 2000 and 1999 and the related consolidated statements of shareholders' equity, operations and cash flows for each of the years in the three-year period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of POLYDEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES as of January 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2000 in conformity with accounting principles generally accepted in the United States.



Toronto, Canada,                                          /s/ Ernst & Young LLP
March 10, 2000.                                           Chartered Accountants

POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      [Expressed in United States dollars]

As at January 31


                                                                          2000               1999
                                                                            $                  $
--------------------------------------------------------------------------------------------------
ASSETS [NOTES 7, 8 AND 11]
CURRENT
Cash                                                                   799,565            655,131
Trade accounts receivable [NOTE 17]                                  1,204,495            984,934
Inventories [NOTE 3]                                                 2,051,251          1,917,278
Prepaid expenses and other current assets                               73,072             69,188
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 4,128,383          3,626,531
Property, plant and equipment, net [NOTE 4]                          5,154,333          4,233,144
Patents, net [NOTE 5]                                                  153,611            166,404
Due from Novadex Corp. [NOTE 6]                                             --            658,574
Due from shareholder [NOTE 6]                                        1,396,615            903,037
Deferred income taxes [NOTE 13]                                      1,146,000            776,000
Other assets                                                            39,414             92,574
--------------------------------------------------------------------------------------------------
                                                                    12,018,356         10,456,264
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                                     1,279,778          1,189,886
Accrued liabilities                                                    454,824            466,556
Income taxes payable                                                    17,072             51,779
Current portion of long-term debt [NOTE 8]                             523,454             63,783
Current portion of capital lease obligations [NOTE 8]                  118,093             44,211
Current portion of mandatorily redeemable capital stock [NOTE 11]           --            100,000
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            2,393,221          1,916,215
Long-term debt [NOTE 8]                                              1,096,473            413,919
Capital lease obligations [NOTE 8]                                     616,302            107,251
Due to shareholder [NOTE 6]                                            672,766            637,017
Deferred gain [NOTE 9]                                                      --            659,018
Deferred income taxes [NOTE 13]                                        274,960            148,083
Mandatorily redeemable capital stock [NOTE 11]                              --            300,000
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    5,053,722          4,181,503
--------------------------------------------------------------------------------------------------
Redeemable capital stock [nil common shares;
   1999 - 93,899] [NOTE 11]                                                 --          1,028,733
SHAREHOLDERS' EQUITY
Capital stock [NOTES 10 AND 11]
   Authorized
     100,000 Class A preferred shares of $0.10 each
     899,400 Class B preferred shares of $0.0167 each
     4,000,000 common shares of $0.0167 each
   Issued and outstanding
     899,400 Class B preferred shares                                   15,010             15,010
     3,021,917 common shares [1999 - 2,923,018]                         50,203             48,552
Contributed surplus                                                 23,121,345         22,464,783
Deficit                                                            (15,528,932)       (16,498,775)
Accumulated other comprehensive income                                (692,992)          (783,542)
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           6,964,634          5,246,028
--------------------------------------------------------------------------------------------------
                                                                    12,018,356         10,456,264
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                      [Expressed in United States dollars]


Years ended January 31, 2000, 1999 and 1998


                                                                                 ACCUMULATED OTHER    TOTAL
                                   PREFERRED   COMMON     CONTRIBUTED             COMPREHENSIVE    SHAREHOLDERS'
                                    SHARES     SHARES       SURPLUS    DEFICIT        INCOME         EQUITY
                                      $          $            $          $               $              $
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997           15,010      44,456    20,735,822 (17,559,330)   (535,230)      2,700,728

Exercise of options for
   services provided                    --          40        17,990          --         --           18,030
Common shares issued for cash
   through private placement            --       2,661       997,339          --         --        1,000,000
Common shares issued for
   interest in Novadex
   International Inc.                   --         126        74,874          --         --           75,000
Net income for the year                 --          --            --     488,162         --          488,162
Currency translation
   adjustment                           --          --            --          --   (130,538)        (130,538)
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998           15,010      47,283    21,826,025 (17,071,168)  (665,768)       4,151,382

Renegotiation of Vet Labs
   agreement [NOTE 11]                  --         935       570,332          --         --          571,267
Common shares issued in
   exchange for research and
   development                          --         334        68,426          --         --           68,760
Net income for the year                 --          --            --     572,393         --          572,393
Currency translation
   adjustment                           --          --            --          --   (117,774)        (117,774)
-------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999           15,010      48,552    22,464,783 (16,498,775)  (783,542)       5,246,028

Reclassification from
   redeemable capital
   stock [NOTE 11]                      --       1,568       441,822          --         --          443,390
Fair value adjustment of
   remaining purchase
   obligation [NOTE 11]                 --          --       183,530          --         --          183,530
Common shares issued in
   exchange for research and
   development                          --          83        21,332          --         --           21,415
Common share options issued in
   exchange for research and
   development                          --          --         9,878          --         --            9,878
Net income for the year                 --          --            --     969,843         --          969,843
Currency translation
   adjustment                           --          --            --          --     90,550           90,550
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 2000           15,010      50,203    23,121,345 (15,528,932)  (692,992)       6,964,634
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      [Expressed in United States dollars]


Years ended January 31


                                                        2000              1999               1998
                                                          $                 $                  $
------------------------------------------------------------------------------------------------------------------
SALES                                             13,096,449        11,721,020          9,842,365
Cost of goods sold                                 9,472,936         7,991,025          6,858,139
------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                       3,623,513         3,729,995          2,984,226
------------------------------------------------------------------------------------------------------------------

EXPENSES
General and administrative                         1,595,088         1,728,050          1,599,255
Research and development, net [NOTE 12]              637,317            33,063            184,901
Depreciation                                         497,822           458,107            450,136
Interest [NOTE 6]                                    147,988           145,277            129,199
Selling and promotion                                121,357           153,328            402,610
Amortization                                          21,978            56,332            116,506
Write-down of patents [NOTE 5]                            --                --            608,994
------------------------------------------------------------------------------------------------------------------
                                                   3,021,550         2,574,157          3,491,601
------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                        601,963         1,155,838           (507,375)
Other income
   Interest and other [NOTES 6 AND 9]                240,432            62,280             58,313
-------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                  842,395         1,218,118           (449,062)
Provision for (recovery of)
   income taxes [NOTE 13]                           (127,448)          645,725           (936,042)
Minority interest                                         --                --              1,182
------------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE YEAR                              969,843           572,393            488,162
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

PER SHARE INFORMATION
Earnings per common share
   Basic                                              $0.32              $0.19              $0.17
   Diluted                                            $0.32              $0.19              $0.17
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
   outstanding for the year                        3,017,542         2,999,415          2,923,864
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [Expressed in United States dollars]


Years ended January 31


                                                        2000              1999               1998
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the year                              969,843           572,393            488,162
Add (deduct) items not affecting cash
   Depreciation and amortization                     519,800           514,439            566,642
   Write-down of patents                                  --                --            608,994
   Deferred income taxes                            (310,943)          363,125           (936,042)
   Legal expenses charged to deferred gain [NOTE 9]  (33,684)          (13,351)          (104,195)
   Gain on sale of Novatek International Inc.
     shares                                         (192,892)               --                 --
   Royalty expense and interest income charged to
     due from Novadex Corp. and shareholder           55,915            53,611             53,024
   Minority interest                                      --                --             (1,182)
   Common shares issued in exchange for research
     and development [NOTE 10]                        21,415            68,760             18,030
   Options issued in exchange for research and
      development                                      9,878                --                 --
Net change in non-cash working capital balances
   related to operations [NOTE 14]                  (239,248)           97,038           (496,944)
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                800,084         1,656,015            196,489
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and
   equipment and patents                          (1,318,626)         (976,236)          (402,693)
Repayment of due from shareholder, net                    --            32,379           (935,416)
---------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                 (1,318,626)         (943,857)        (1,338,109)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                          77,681            20,000                 --
Repayment of long-term debt                          (69,711)          (60,321)           (66,817)
Proceeds from capital lease obligations              610,566           158,473                 --
Repayment of capital lease obligations               (27,633)           (7,012)                --
Payment of mandatorily redeemable capital stock     (100,000)               --                 --
Decrease in due from Novadex Corp. and shareholder   109,081                --                 --
Increase (decrease) in due to shareholder             35,749            46,491            (14,949)
Repayment of amount due to affiliated companies           --          (425,420)                --
Private placement of common shares                        --                --          1,000,000
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      635,733          (267,789)           918,234
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash               27,243           (77,765)           (91,578)
---------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR      144,434           366,604           (314,964)
Cash, beginning of year                              655,131           288,527            603,491
---------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                    799,565           655,131            288,527
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998


1. GENERAL

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


January 31, 2000, 1999 and 1998



REVENUE RECOGNITION

Revenue from sales of manufactured products is recognized upon shipment to customers.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's Canadian operations has been determined to be Canadian dollars. All asset and liability accounts of these companies have been translated into United States dollars using the current exchange rates at the consolidated balance sheet dates. Revenue and expense items are translated using the average exchange rates for the year. The resulting gains and losses have been reported separately as other comprehensive income within shareholders' equity.

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

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share are computed using the weighted average number of shares outstanding, including redeemable capital stock, adjusted for the incremental shares, using the treasury stock method, attributed to outstanding options to purchase common stock. Incremental shares of 1,228, nil and 5,880 in 2000, 1999 and 1998, respectively, were used in the calculation of diluted earnings per common share. Options to purchase 615,077, 637,577

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998


and 151,096 common shares in 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common shares.

COMPREHENSIVE INCOME

The only component of other comprehensive income is the cumulative translation adjustments arising on translation of the Company's Canadian operations. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of foreign subsidiaries, and as it is not practical to determine the amount, no income taxes are provided on such amounts.

3. INVENTORIES

Inventories consist of the following:


                                                                         2000               1999
                                                                           $                  $
---------------------------------------------------------------------------------------------------
Finished goods                                                       1,430,329          1,186,110
Work-in-process                                                         30,188             53,023
Raw materials                                                          590,734            678,145
---------------------------------------------------------------------------------------------------
                                                                     2,051,251          1,917,278
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


                                              2000                               1999
                                ------------------------------     ------------------------------
                                                          NET                                 NET
                                        ACCUMULATED      BOOK                ACCUMULATED     BOOK
                               COST    DEPRECIATION     VALUE      COST     DEPRECIATION    VALUE
                                 $           $             $          $           $            $
----------------------------------------------------------------------------------------------------
Land and buildings           3,326,853    653,373   2,673,480   3,190,251     505,790   2,684,461
Machinery and equipment      6,613,257  4,132,404   2,480,853   5,526,365   3,977,682   1,548,683
----------------------------------------------------------------------------------------------------
                             9,940,110  4,785,777   5,154,333   8,716,616   4,483,472   4,233,144
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Included in machinery and equipment are assets under capital lease with a total cost of $883,400

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



[1998 - $149,000] and accumulated depreciation of $23,000 [1998- $2,600].
Depreciation of assets under capital lease is included in depreciation expense.

5. PATENTS

Patents consist of the following:


                                                                         2000               1999
                                                                           $                  $
---------------------------------------------------------------------------------------------------
Cost                                                                   395,133            385,948
Less accumulated amortization                                          241,522            219,544
---------------------------------------------------------------------------------------------------
                                                                       153,611            166,404
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

During 1998, the Company determined that the slow commercialization of certain patents was an indication of an impairment in their carrying value. Although the Company continues to pursue these commercial applications, the Company determined that an impairment write down of $608,994 would be appropriate. The Company is also continuing with the development of these patents in the area of human therapeutics but due to the risks associated with the drug regulatory approval process, these pursuits are considered research and development and, accordingly, do not support on-going capitalization.

6. RELATED PARTY TRANSACTIONS

Amounts due from (to) related parties consist of the following:


                                                                          2000               1999
                                                                            $                  $
----------------------------------------------------------------------------------------------------
Amounts due from Novadex Corp. [i] [NOTE 12]                                --            658,574
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Amounts due from shareholder [ii]                                    1,396,615            903,037
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Amounts due to shareholder [iii]                                      (672,766)          (637,017)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

   [i] Novadex Corp. was controlled by an officer, director and major shareholder of the Company [the "Major Shareholder"]. During July 1999, Novadex Corp. was liquidated. All assets and liabilities of Novadex Corp. were assumed by the Major Shareholder,

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



       including the pledge of the royalty agreement described below. The transfer of the balance receivable from Novadex Corp. to the amounts due from shareholder has not been reflected in the consolidated statements of cash flows as it is a non-cash transaction.

       The amounts due from Novadex Corp. had no fixed terms of repayment and were non-interest bearing, except that an amount of nil [1999 - $110,474] included in the balance bore interest at the Canadian bank's prime lending rate [2000 - 6.5%; 1999 - 6.75%]. Amounts due from Novadex Corp. were collateralized by the pledge of future royalty payments [NOTE 12[a]].

  [ii] Amounts due from shareholder are due from the Major Shareholder and bear interest at the Canadian bank's prime lending rate plus 1.5% [2000 - 8%; 1999 - 8.25%], except for an amount of $798,100 which is non-interest bearing and an amount of $60,966 which bears interest at the Canadian bank's prime lending rate [2000 - 6.5%; 1999 - 6.75%]. These amounts have no fixed terms of repayment. The Major Shareholder has pledged 328,051 shares of the Company and has pledged future royalty payments from the iron dextran process license agreement [NOTE 12[a]] as collateral for this loan.

 [iii] Amounts due to shareholder bear interest at the Canadian bank's prime lending rate plus 1.5% [2000 - 8%; 1999 - 8.25%]. The Company is required to make monthly payments of $1,000. Upon the death of either the shareholder or the Major Shareholder, the required monthly payment increases to $5,000. This loan may not be called.

Interest recorded with respect to amounts due from and due to related parties are as follows:


                                                        2000              1999               1998
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Interest income                                       60,626            38,472             33,019
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Interest expense                                      51,589            50,219             46,768
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

7. BANK INDEBTEDNESS

The Company has an operating line of credit of Cdn. $750,000 [U.S. $516,800] [1999 - Cdn. $300,000, U.S. $198,500], none of which was utilized at January 31, 2000 [1999 - nil]. This line of credit bears interest at the Canadian bank's prime lending rate plus 1.25% [2000 - 7.75%; 1999 - 8.25%]. Bank indebtedness is collateralized by a general security agreement over the Company's assets.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



8. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

[a]  Long-term debt consists of the following:


                                                                                    2000               1999
                                                                                      $                  $
------------------------------------------------------------------------------------------------------------------
     Mortgage payable [Cdn.$100,925] in monthly instalments, bearing interest at 8.5%, and maturing January 2002, collateralized by land and building with a carrying value of $1,044,294 [Cdn.$1,515,479]
       as at January 31, 2000                                                      69,546           96,399
     Note payable to bank, maturing December 13, 2002, bearing interest at 9%, collateralized by assignments of land, building and equipment with a
       carrying value of $1,909,489 as at January 31, 2000                        358,141          349,674
     Share value guarantee payable in semi-annual repayments of $75,000 for each of the next two years and a lump-sum payment for the balance of $585,343 on March 15, 2002. The total amount of repayments of $885,343, presented on a fair value basis at a discount rate of 9%, is non-interest bearing and is collateralized by the assets of Veterinary Laboratories, Inc.
       which have a carrying value of $3,129,600 as at January 31, 2000
       [NOTE 11[a]]                                                               701,813               --
     Lawsuit settlement payable in 24 monthly payments of $13,542 commencing on March 15, 2000, plus a lump-sum payment of $150,000 on February 10, 2000.  The total amount of payments of $475,000 is
       presented on a fair value basis at a discount rate of 9% [NOTE 9]          432,442               --
     Other                                                                         57,985           31,629
------------------------------------------------------------------------------------------------------------------
                                                                                1,619,927          477,702
     Less current portion                                                         523,454           63,783
------------------------------------------------------------------------------------------------------------------
                                                                                1,096,473          413,919
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



     Principal repayments on the long-term debt are as follows:

                                                                                               $
----------------------------------------------------------------------------------------------------
     2001                                                                                 551,580
     2002                                                                                 393,665
     2003                                                                                 900,770
----------------------------------------------------------------------------------------------------
     Total principal repayments                                                         1,846,015
     Less amount representing imputed interest                                            226,088
----------------------------------------------------------------------------------------------------
                                                                                        1,619,927
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

[b] Capital lease obligations consist of the following:


                                                                                    2000               1999
                                                                                      $                  $
------------------------------------------------------------------------------------------------------------------
     Obligation [Cdn.$162,056] under a capital lease, in monthly instalments, bearing interest at a 8.5%, and maturing May 2002. The Company has an option to purchase the asset for $16,500 [Cdn.$24,000] in November 2001, or at fair market value at the end
       of the lease term                                                         111,670            151,462
     Obligation [Cdn.$903,699] under a capital lease, repayable in monthly instalments, bearing interest at 9%, and maturing November 2006.
       The Company has an option to purchase the asset for $72,000
       [Cdn.$104,500] in April 2006, or at fair
       market value at the end of the lease term                                 622,725                 --
------------------------------------------------------------------------------------------------------------------
                                                                                 734,395            151,462
     Less current portion                                                        118,093             44,211
------------------------------------------------------------------------------------------------------------------
                                                                                 616,302            107,251
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     Future annual minimum lease payments on the capital lease obligations are as follows:


                                                                                               $
-----------------------------------------------------------------------------------------------------
     2001                                                                                 178,953
     2002                                                                                 185,843
     2003                                                                                 121,277
     2004                                                                                 121,277
     2005                                                                                 121,277
     Thereafter                                                                           233,681
-----------------------------------------------------------------------------------------------------
     Total minimum lease payments                                                         962,308
     Less amount representing imputed interest                                            227,913
-----------------------------------------------------------------------------------------------------
                                                                                          734,395
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES

DEFERRED GAIN

During the year ended January 31, 1997, the Company sold its shares in Novatek International Inc., an unrelated company, for a gain of $878,412. Prior to April 28, 1996, these shares were subject to options held by unrelated parties. After April 28, 1996, these options expired and the Company sold the shares in the open market realizing the gain. Subsequently, the former option holders filed a lawsuit against the Company for unspecified damages alleging that the Company denied them the opportunity to exercise their options. A settlement agreement was reached effective January 31, 2000. Under the terms of the settlement agreement, the Company will pay $150,000 by February 10, 2000 and $325,000 in 24 equal monthly installments of $13,542 commencing March 15, 2000. The fair value of the amount owing under the settlement agreement is included in long-term debt [NOTE 8].

The Company had deferred the gain on this transaction prior to fiscal 2000 until the likelihood of the outcome of the lawsuit was determinable. As a result of the settlement of the lawsuit, a gain of $192,892 was recognized during the year ended January 31, 2000. The deferred gain had been reduced by legal fees of $33,684 in 2000, $13,351 in 1999 and $104,195 in 1998.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




10. CAPITAL STOCK

[a]  SHARE CAPITAL ISSUED AND OUTSTANDING

     [i] COMMON SHARES

     On January 11, 1999, the Company entered into an agreement to grant common shares and common share options to individuals involved in obtaining research grants for the Company. 20,000 common shares and 7,500 common share options were granted on January 11, 1999. A further 5,000 common shares and 3,750 common share options were granted to these individuals on January 11, 2000. Under this agreement, the Company has a commitment to grant an additional 5,000 common shares and 3,750 common share options on January 11, 2001, subject to the completion of certain specified performance criteria. All common share options have an exercise price of $3.50 and a term of 5 years from date of issue. The 5,000 common shares issued on January 11, 2000 were valued at $21,415, using the closing market price on that day. The 3,750 common share options issued on January 11, 2000 were valued at $9,878 using a Black-Scholes option pricing model. The value of the common shares and options issued was charged to research and development expense. The 20,000 common shares issued on January 11, 1999 were valued at $68,760, using the closing market price on that day. The value of the 7,500 common share options issued on January 11, 1999 was not significant and, therefore, was not recorded in the accounts.

     During the year ended January 31, 1999, the Company issued 20 common shares for no consideration to adjust for fractional shares created by the reverse share split.

     During the year ended January 31, 1998, the shareholders of the Company passed a resolution authorizing a one-for-ten reverse share split. All comparative amounts and per share amounts have been restated to reflect the impact of this reverse split on a retroactive basis.

     During 1998, the Company issued 159,680 common shares for $1,000,000 in cash in a private placement. The Company also issued 2,404 common shares in exchange for past services rendered, valued at $18,030, 7,500 common shares in exchange for the 10% minority interest in the subsidiary, Novadex International Inc., and 2,095 common shares for no consideration to adjust for fractional shares created by the reverse share split.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     [ii] CLASS A PREFERRED SHARES

     The Class A preferred shares will carry dividends, will be convertible into common shares of the Company and will be redeemable, all at rates as shall be determined by resolution of the Board of Directors. No Class A preferred shares have been issued to date.

     [iii] CLASS B PREFERRED SHARES

     The Class B preferred shares carry no dividends, are non-convertible and entitle the holder to two votes per share.

[b] SHARE OPTION PLAN

     [i] OPTIONS OUTSTANDING

     The Company maintains an incentive share option plan for management personnel for an unlimited number of options to purchase common shares. Options granted have terms ranging from one to five years and vest immediately. At January 31, 2000, the Company has 620,627 options outstanding at exercise prices ranging from $2.75 to $10.00, and a weighted average price of $5.47. The options, which are immediately exercisable and expire on dates between May 31, 2000 and January 11, 2005, entitle the holder of an option to acquire one common share of the Company.

     Details of the outstanding options, which are all currently exercisable, are as follows:


                                                                            WEIGHTED AVERAGE
                                           SHARE OPTIONS                EXERCISE PRICE PER SHARE
                                 -------------------------------       --------------------------
                                  2000         1999         1998       2000       1999       1998
                                    #            #            #          $          $          $
-------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       BEGINNING OF YEAR       640,327      266,673      317,077       5.59       9.13       9.10
     Granted                   113,127      480,327      139,077       4.38       4.12       8.03
     Exercised                      --           --       (2,404)        --         --       7.50
     Cancelled or expired     (132,827)    (106,673)    (187,077)      7.11       7.83       8.08
-------------------------------------------------------------------------------------------------
     OPTIONS OUTSTANDING,
       END OF YEAR             620,627      640,327      266,673       5.47       5.59       9.13
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

     WEIGHTED AVERAGE FAIR
       VALUE OF OPTIONS GRANTED

January 31, 2000, 1999 and 1998


                                                                            WEIGHTED AVERAGE
                                           SHARE OPTIONS                EXERCISE PRICE PER SHARE
                                 -------------------------------       --------------------------
                                  2000         1999         1998       2000       1999       1998
                                    #            #            #          $          $          $
-------------------------------------------------------------------------------------------------
       DURING THE YEAR           $0.92        $2.37        $2.29
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     The following table summarizes information relating to the options outstanding at January 31, 2000:


                                                NUMBER           WEIGHTED AVERAGE       WEIGHTED
                                            OUTSTANDING AT           REMAINING          AVERAGE
   EXERCISE                                   JANUARY 31,        CONTRACTUAL LIFE      EXERCISE
     PRICES                                      2000                [MONTHS]             PRICE
        $                                                                                    $
----------------------------------------------------------------------------------------------------
     2.75                                        5,550                     4                 2.75
     3.50                                       11,250                    62                 3.50
     3.75                                      340,000                    52                 3.75
     4.50                                      103,827                     4                 4.50
     10.00                                     160,000                     5                10.00
----------------------------------------------------------------------------------------------------
                                               620,627                                       5.47
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

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

     However, as required by SFAS 123, pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000: risk-free interest rates of 4.94% [1999 - 5.39%; 1998
     - 5.36%]; dividend yields of nil [1999 - nil; 1998 - nil]; volatility factors of the expected market price of the Company's common stock of 0.690 [1999 - 0.920; 1998 - 0.944], and an expected life of the options ranging from one to five years [1999 - one to five years; 1998 - one to three years]. For purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     The Company's pro forma net income (loss) and earnings (loss) per share following SFAS 123 are as follows:


                                                        2000              1999               1998
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
     Pro forma net income (loss)                     917,250           (35,974)           297,184
     Pro forma earnings (loss) per common share
       Basic                                            0.30            (0.01)               0.10
       Diluted                                          0.30            (0.01)               0.10
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


11.  VETERINARY LABORATORIES INC.

[a] PURCHASE OBLIGATION TO CONTIGROUP COMPANIES, INC. [FORMERLY CONTINENTAL GRAIN COMPANY]

     In 1992, the Company, through its 90% owned subsidiary, Chemdex Inc. ["Chemdex"] acquired 100% of the issued and outstanding share capital of Veterinary Laboratories, Inc. ["Vet Labs"] from ContiGroup Companies, Inc. [formerly Continental Grain Company] ["CGC"] for a total purchase price of $3,894,980, which was satisfied by issuing 194,749 common shares of the Company. The acquisition was accounted for by the purchase method.

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

     In exchange for the Company reattributing net operating loss carryforwards of approximately $5,000,000 [carrying value of nil] which existed in Vet Labs at the time of acquisition by the Company and the Company assuming the purchase obligation of the Major Shareholder, CGC reduced the maximum repurchase obligation of the Company for CGC's remaining 149,899 common shares from approximately $3,100,000 at November 22, 1996 to $2,000,000. In addition, the deadline for CGC to exercise its option for the sale of common shares to the Company was extended from November 30, 1996 to May 30, 1999.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     On December 23, 1998, the terms of the purchase agreement were revised whereby the deadline for CGC to exercise its option for the sale of common shares to the Company was extended from May 30, 1999 to March 15, 2002. In addition, the Company agreed to make payments against the outstanding repurchase obligation of $50,000 on each of May 1, 1999 and November 1, 1999 and payments of $75,000 on each of May 1, 2000, November 1, 2000, May 1, 2001 and November 1, 2001.

     During the year ended January 31, 2000, CGC disposed of all its shareholdings of the Company for a cash consideration of $443,390, and therefore, the remaining purchase obligation is no longer contingent on the share price of the Company. Accordingly, the fair value of the remaining purchase obligation has been reclassified from redeemable capital stock to long-term debt [NOTE 8].

     A continuity of this purchase obligation is as follows:


                                                                               COMMON SHARES
                                                                           #                  $
---------------------------------------------------------------------------------------------------
     Balance at January 31, 1998                                       149,899          2,000,000

     Reduction of liability due to sale of common shares by CGC         56,000            571,267
---------------------------------------------------------------------------------------------------
     Balance at January 31, 1999                                        93,899          1,428,733

     Reduction of liability due to payments                                 --            100,000
     Reduction of liability due to sale of common shares by CGC         93,899            443,390
---------------------------------------------------------------------------------------------------
     Balance at January 31, 2000                                            --            885,343
     Fair value adjustment, representing imputed interest at 9%             --           (183,530)
---------------------------------------------------------------------------------------------------
     BALANCE AT JANUARY 31, 2000, FAIR VALUE                                --            701,813
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Redeemable capital stock is presented as follows:


                                                                          2000               1999
                                                                            $                  $
---------------------------------------------------------------------------------------------------
     Current portion of mandatorily redeemable capital stock                 --            100,000
     Mandatorily redeemable capital stock                                    --            300,000
     Redeemable capital stock                                                --          1,028,733
---------------------------------------------------------------------------------------------------
                                                                             --          1,428,733
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998





[b]  SPARHAWK LABORATORIES, INC. ["SPARHAWK"]

     In 1992, Vet Labs and Sparhawk entered into a joint venture [collectively referred to as the "Joint Venture"] for the purpose of manufacturing and selling veterinary pharmaceutical products. Sparhawk is an affiliated company owned primarily by the management of the Joint Venture. The Company controls the Joint Venture through its control of the Board of Directors. The Company has funded the Joint Venture's losses since 1992 and, accordingly, has recorded 100% of these losses in the consolidated financial statements. As at January 31, 2000, future profits of approximately $1,200,000 will accrue to the Company until Sparhawk's share of losses since 1992 has been recovered. Subsequent income will be allocated 50% to Vet Labs and 50% to Sparhawk.

12.  LICENSE AGREEMENTS AND RESEARCH AND DEVELOPMENT

The Company has made claims for investment tax credits on research and development activities. Research and development expenditures have been reduced by investment tax credits as follows:


                                                              2000            1999           1998
                                                                $               $              $
----------------------------------------------------------------------------------------------------
Research and development expenditures                      677,111         234,825        213,988
Investment tax credits                                     (39,794)       (201,762)       (29,087)
----------------------------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT EXPENSE                           637,317          33,063        184,901
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

[a]  IRON DEXTRAN PROCESS

     Effective February 1, 1995, the Company entered into an agreement with Novadex Corp., whereby Novadex Corp. granted the Company the exclusive worldwide license to use a certain process developed by Novadex Corp. for producing Iron Dextran. The term of this license agreement is 10 years. The Company pays a license fee based on production volumes. The total royalty expense incurred during the year was $55,915 [1999 - $63,897; 1998 - $71,088].

     During July 1999, Novadex Corp. was liquidated [NOTE 6]. All assets and liabilities of Novadex Corp. were assumed by the Major Shareholder. This license agreement was included in the assets assumed by the Major Shareholder. The Company will now pay this license fee to the Major Shareholder. These payments will be applied to the balance owing by the Major Shareholder.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




[b]  CYSTIC FIBROSIS

     Effective April 1, 1994, the Company had entered into a research agreement [the "Agreement"] with Polydex Pharmaceuticals (B.C.) Ltd. [formerly Novadex Pharmaceuticals Limited] ["Polydex B.C."], a company owned by the Major Shareholder, and the University of British Columbia ["UBC"]. Under the terms of the Agreement, the Company agreed to provide equipment and funding in connection with research into Cystic Fibrosis. The Agreement was amended on April 1, 1996 and expanded to include a number of Canadian hospitals.

     In conjunction with the Agreement, UBC granted the Company, through a sub-licensing agreement with Polydex B.C., an exclusive worldwide license to manufacture, distribute and sell products derived or developed from the research performed. The Company will pay a quarterly royalty fee to both UBC and Polydex B.C. based on net sales.

     Costs incurred during the year in relation to the Agreement totalled $1,378 [1999 - $11,268; 1998 - $71,338].

     During the year, the Company, through Polydex B.C., licensed the products to SYNSORB Biotech Ltd. ["SYNSORB"], a Canadian-based pharmaceutical company dedicated to drug development and manufacturing. Under this license agreement, SYNSORB agrees to fund the research and development under the Agreement in exchange for an exclusive license to market the resulting products. SYNSORB will pay a semi-annual royalty payment to both UBC and Polydex B.C. based on revenue from product sales.

     Subsequent to entering into the license agreement with SYNSORB, SYNSORB assigned the license agreement to BCY Ventures of Vancouver, British Columbia. BCY Ventures has assumed all obligations to fund continuing research and development of this project in return for an exclusive license to market the resulting products.

     It is expected that the Company will enter into a supply agreement to produce the active pharmaceutical ingredient for the final products once clinical testing is complete and the final products reach market.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




13.  INCOME TAXES

[a] Substantially all of the Company's activities are carried out through operating subsidiaries in Canada and the United States. The Company's effective income tax rate is dependent on the tax legislation in each country and the operating results of each subsidiary and the parent company.

     The components of income (loss) before income taxes and minority interest are as follows:


                                                              2000            1999           1998
                                                                $               $              $
----------------------------------------------------------------------------------------------------
     Bahamas                                              (433,521)       (579,880)    (1,654,659)
     Canada                                                672,301       1,322,937      1,247,816
     United States                                         603,615         475,061        (42,219)
----------------------------------------------------------------------------------------------------
                                                           842,395       1,218,118       (449,062)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     The provision for (recovery of) income taxes consists of the following:


                                                              2000            1999           1998
                                                                $               $              $
----------------------------------------------------------------------------------------------------
     Provision for income taxes based on Bahamian income        --              --              --
     Foreign withholding taxes on Bahamian income            1,912          24,222              --
----------------------------------------------------------------------------------------------------
                                                             1,912          24,222              --
----------------------------------------------------------------------------------------------------

     Provision for income taxes based on Canadian
       statutory income tax rates                          270,640         621,503         570,484
     Benefit of previously unrecorded Canadian tax items        --              --        (556,526)
----------------------------------------------------------------------------------------------------
     Reduction in valuation allowance                           --              --        (950,000)
----------------------------------------------------------------------------------------------------
                                                           270,640         621,503        (936,042)
----------------------------------------------------------------------------------------------------

     Provision for (recovery of) income taxes based on
       United States income tax rates                      107,728          47,827         (16,888)
     Benefit of previously unrecorded United States tax
       items                                              (107,728)        (47,827)             --
     Reduction in valuation allowance                     (400,000)              --             --
     United States losses not recognized                        --               --         16,888
----------------------------------------------------------------------------------------------------
     PROVISION FOR (RECOVERY OF) INCOME TAXES             (127,448)         645,725       (936,042)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



     Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:


                                                              2000            1999           1998
                                                                $               $              $
----------------------------------------------------------------------------------------------------
     Canadian deferred tax recovery                        113,983         232,704        950,000
     Canadian deferred tax expense                        (203,040)       (595,829)       (13,958)
     Canadian current tax expense                         (181,583)       (258,378)            --
     United States deferred tax recovery                   400,000              --             --
     Bahamian foreign withholding tax expense               (1,912)        (24,222)            --
----------------------------------------------------------------------------------------------------
                                                           127,448        (645,725)       936,042
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

[b] Deferred tax assets have been provided on temporary differences that consist of the following:


                                                              2000            1999           1998
                                                                $               $              $
----------------------------------------------------------------------------------------------------
     Canadian
       Unclaimed research and development expenses         730,000         749,000        923,000
       Investment tax credits                                   --          58,000        194,000
       Amortization of property, plant and equipment which
         has not yet been claimed for income tax purposes       --          64,000         48,000
       Non-capital losses                                       --              --        123,000
       Other items                                         173,000         183,000        143,000
     United States
       Net operating losses                                416,000         670,000        715,000
----------------------------------------------------------------------------------------------------
                                                         1,319,000       1,724,000      2,146,000
     Less valuation allowance                              173,000         948,000      1,196,000
----------------------------------------------------------------------------------------------------
     NET DEFERRED TAX ASSETS                             1,146,000         776,000        950,000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     During the year ended January 31, 2000, as a result of the sustained profitability of the Company's U.S. operations and the resulting ability to utilize the Company's U.S. tax losses and after considering the expectations for continued profitability of the U.S. operations into the future, the Company determined that the valuation allowance should be reduced by $400,000.

     During the year ended January 31, 1998, as a result of the sustained profitability of the Company's Canadian operations and the resulting ability to utilize the Company's Canadian tax losses and deductions and after considering the expectations for continued profitability of

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



     the Canadian operations into the future, the Company determined that the valuation allowance should be reduced by $950,000.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




     Deferred tax liabilities of $274,960 at January 31, 2000 [1999 - $148,083] have been provided on temporary differences arising primarily from differences between the carrying amount for financial reporting purposes and the amounts used for income tax purposes for investment tax credits.

[c] The Canadian subsidiaries have deductions available to reduce future years' income for tax purposes on account of net temporary differences resulting from expense items reported for income tax purposes in different periods than for financial statement purposes totalling approximately $2,500,000 and $1,500,000 for federal and provincial purposes, respectively. Certain Canadian subsidiaries also have net capital losses available for carryforward of approximately $374,000 available to offset future taxable capital gains. These potential deductions and net capital losses have an indefinite carryforward period.

     The benefits associated with these losses, deductions and investment tax credits have been recorded in the consolidated financial statements to the extent described in note 13[b].

[d] The U.S. subsidiaries of the Company have net operating loss carryforwards for income tax purposes of approximately $1,000,000 which expire from 2009 to 2013.

     The benefits associated with these losses have been recorded in the consolidated financial statements to the extent described in note 13[b].

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:


                                                        2000              1999               1998
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
DECREASE (INCREASE) IN CURRENT ASSETS
Trade accounts receivable                           (200,474)          (72,465)           142,389
Inventories                                         (101,153)         (274,495)          (444,290)
Prepaid expenses and other current assets             52,288            59,688            (94,889)
----------------------------------------------------------------------------------------------------
                                                    (249,339)         (287,272)          (396,790)
INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable                                      67,045           208,628            (25,489)
Accrued liabilities                                  (20,833)          123,220            (74,665)
Income taxes payable                                 (36,121)           52,462                 --
----------------------------------------------------------------------------------------------------
                                                    (239,248)           97,038           (496,944)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



Cash paid during the year for interest was $96,399 [1999 - $95,058; 1998 - $82,536]. Cash paid during the year for income taxes was $103,843 [1999 - $1,142; 1998 - nil].

Excluded from the consolidated statements of cash flows for the year ended January 31, 2000 is the issuance of 5,000 common shares of the Company in exchange for services rendered to the Company [NOTE 10].

Excluded from the consolidated statements of cash flows for the year ended January 31, 1999 is the issuance of 20,000 common shares of the Company in exchange for services rendered to the Company [NOTE 10].

Excluded from the consolidated statements of cash flows for the year ended January 31, 1998 is the issuance of 2,404 common shares of the Company in exchange for services rendered to the Company [NOTE 10] and the acquisition of the remaining 10% interest in Novadex International Inc. [NOTE 10] from the minority shareholder in exchange for 7,500 common shares.

The above transactions are considered non-cash financing and investing activities.

15. SEGMENTED INFORMATION

All of the operations of the Company are carried on through Dextran in Canada and through Chemdex in the United States. The operations of Chemdex represent the veterinary products business and the operations are carried out through its wholly-owned subsidiary, Vet Labs. Each of Dextran and Chemdex operates as a strategic business unit offering different products. Each subsidiary comprises a reportable segment as follows:

- Dextran - manufactures and sells bulk quantities of dextran and several of its derivatives to large pharmaceutical companies throughout the world.

- Veterinary products - manufactures and sells veterinary pharmaceutical products and specialty chemicals in the United States. The primary customers are distributors and private labelers, who in turn sell to the end-user of these products.

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

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




[a] The following is condensed segment financial information for the years ended
    January 31, 2000, 1999 and 1998:


                                                                        2000
                                                   ------------------------------------------------
                                                                    VETERINARY
                                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
---------------------------------------------------------------------------------------------------
     Gross sales                                   4,753,007         8,820,977         13,573,984
     Intercompany sales                              477,535                --            477,535
     Interest expense                                 62,770            33,629             96,399
     Depreciation and amortization                   273,216           231,002            504,218
     Income from operations                          659,994           684,655          1,344,649
     Interest income                                  38,837                --             38,837
     Segment assets                                6,169,810         4,426,197         10,596,007
     Capital expenditures                          1,194,869           114,570          1,309,439
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


                                                                        1999
                                                   ------------------------------------------------
                                                                    VETERINARY
                                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
---------------------------------------------------------------------------------------------------
     Gross sales                                   4,688,490         7,712,966         12,401,456
     Intercompany sales                              680,436                --            680,436
     Interest expense                                 52,070            42,988             95,058
     Depreciation and amortization                   198,967           277,854            476,821
     Income from operations                        1,394,289           668,397          2,062,686
     Interest income                                  19,726                --             19,726
     Segment assets                                4,975,015         4,156,641          9,131,656
     Capital expenditures                            855,257           115,617            970,874
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


                                                                        1998
                                                  -------------------------------------------------
                                                                    VETERINARY
                                                     DEXTRAN         PRODUCTS               TOTAL
                                                       $                 $                     $
---------------------------------------------------------------------------------------------------
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

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



     Capital expenditures                            270,095           131,320            401,415
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998




[b] The following reconciles segment information presented above to the consolidated financial statements for the years ended January 31:

                                                        2000              1999               1998
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
     GROSS SALES
     Gross sales from segments                    13,573,984        12,401,456         10,519,005
     Intercompany sales elimination                 (477,535)         (680,436)          (676,640)
----------------------------------------------------------------------------------------------------
                                                  13,096,449        11,721,020          9,842,365
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                        2000              1999               1998
                                                          $                 $                  $
----------------------------------------------------------------------------------------------------
     INCOME (LOSS) BEFORE INCOME TAXES AND
       MINORITY INTEREST
     Operating income from segments                1,344,649         2,062,686          1,193,409
     Unallocated corporate expenses                 (742,686)         (917,912)        (1,091,790)
     Write-down of patents                                --                --           (608,994)
     Interest and other income                       240,432            73,344             58,313
----------------------------------------------------------------------------------------------------
                                                     842,395         1,218,118           (449,062)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                          2000               1999
                                                                            $                  $
----------------------------------------------------------------------------------------------------
     ASSETS
     Segment assets                                                 10,596,007          9,131,656
     Corporate assets                                                1,422,349          1,324,608
----------------------------------------------------------------------------------------------------
                                                                    12,018,356         10,456,264
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                          2000
                                                   -----------------------------------------------
                                                     TOTAL                           CONSOLIDATED
                                                    SEGMENTS          CORPORATE        TOTALS
                                                       $                  $               $
--------------------------------------------------------------------------------------------------
     OTHER SIGNIFICANT ITEMS
     Interest expense                                 96,399            51,589            147,988
     Depreciation and amortization                   504,218            15,582            519,800
     Interest income                                  38,837               592             39,429

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998


     Capital expenditures                          1,309,439             9,187          1,318,626
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998

                                                                          1999
                                                    ----------------------------------------------
                                                     TOTAL                           CONSOLIDATED
                                                    SEGMENTS          CORPORATE        TOTALS
                                                       $                  $               $
--------------------------------------------------------------------------------------------------
     OTHER SIGNIFICANT ITEMS
     Interest expense                                 95,058            50,219            145,277
     Depreciation and amortization                   476,821            37,618            514,439
     Interest income                                  19,726            27,345             47,071
     Capital expenditures                            970,874             5,362            976,236
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

                                                                          1998
                                                   -----------------------------------------------
                                                     TOTAL                           CONSOLIDATED
                                                    SEGMENTS          CORPORATE        TOTALS
                                                       $                  $               $
--------------------------------------------------------------------------------------------------
     OTHER SIGNIFICANT ITEMS
     Interest expense                                 82,431            46,768            129,199
     Depreciation and amortization                   457,360           109,282            566,642
     Interest income                                  32,004            22,074             54,078
     Capital expenditures                            401,415            54,667            456,082
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

[c] Consolidated sales by destination are as follows:

                                                        2000              1999               1998
                                                          $                 $                  $
--------------------------------------------------------------------------------------------------
     United States                                 9,556,972         8,321,738          6,477,247
     Canada                                          688,883           593,836            699,539
     Europe                                        1,689,738         1,621,951          1,574,569
     Pacific Rim                                     745,861         1,039,627            912,530
     Other                                           414,995           143,868            178,480
--------------------------------------------------------------------------------------------------
                                                  13,096,449        11,721,020          9,842,365
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



[d] Long-lived assets by country of domicile are as follows:

                                                                         2000                1999
                                                                           $                   $
---------------------------------------------------------------------------------------------------
     United States                                                   1,991,434          2,107,865
     Canada                                                          3,244,844          2,213,621
     Bahamas                                                            71,666             78,062
---------------------------------------------------------------------------------------------------
                                                                     5,307,944          4,399,548
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

[e] For the year ended January 31, 2000, the veterinary products industry segment has three [1999 - three] customers that each account for more than 10% of the Company's total revenue. These three customers combined accounted for approximately $5,016,000 [1999 - $4,323,000] of the Company's total revenue.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies.

The carrying values of cash, trade accounts receivable, accounts payable and accrued liabilities approximate their fair values at January 31, 2000 because of the short maturities of these financial instruments.

The estimated fair values of the amounts due from Novadex Corp., due from and to shareholders, long-term debt and other long-term liabilities are not materially different from the carrying values for financial statement purposes at January 31, 2000 and 1999.

17. CONCENTRATION OF ACCOUNTS RECEIVABLE

At January 31, 2000, there were two [1999 - two] customers of the Company which comprised 28% [1999 - 26%] of the trade accounts receivable balance. No other customers had trade accounts receivable outstanding at year end that represented more than 10% of the Company's trade accounts receivable balance.

POLYDEX PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      [Expressed in United States dollars]


January 31, 2000, 1999 and 1998



18. NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ["SFAS 133"], "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in income unless specific hedge accounting criteria are met. Adoption of this standard is not expected to have a material impact on the financial position or results of operations of the Company.

19. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2000 consolidated financial statements.